2010 TECHNICAL REPORT

FOR THE LAKE ATHABASCA PROJECT,

SASKATCHEWAN

FOR

CANALASKA URANIUM LTD.

Prepared by

Peter Daubeny, M.Sc., P.Geo

November 2010

SUMMARY

The Lake Athabasca Project is centred approximately 30 kilometres southwest of the community of Uranium City north-western Saskatchewan.  The project consists of two claim blocks comprised of 11 mineral claims totalling 41.1 km2.  The claims were staked between December 2004 and April 2005 to cover an area hosting strong structural and stratigraphic similarities to the Gunnar and Fay-Ace-Verna Mines and the numerous other past producing uranium mines that comprise the Beaverlodge camp.  The Lake Athabasca claims also cover the “Main Zone” uranium deposit and a number of other uranium occurrences and lie adjacent to the past producing Gunnar Mine.

The Lake Athabasca Project area has been explored for gold since at least the 1930’s and uranium since the 1940’s.  This work has included prospecting, geologic mapping, geochemical sampling, trenching, geophysical surveys and diamond drilling adjacent to or on ground now covered by the project area.  Exploration undertaken by CanAlaska during the period 2006 to 2009 has included VTEM and MEGATEM surveying, prospecting, grid rock and soil sampling, geologic mapping, lake sediment sampling, IP-resistivity and Max-Min surveying, lake-bathymetry, seismic profiling and two drill programs totalling15 diamond drill holes.

The results of CanAlaska’s work includes the evaluation of most of the properties’ known uranium occurrences and zones of alteration, the definition by geophysical methods of property scale structures, the confirmation and expansion of historical lake sediment anomalies in the area and the identification by outcrop sampling and diamond drilling of clay alteration consistent with a property scale hydrothermal alteration event.

This report summarizes the work that has been completed on the Lake Athabasca Property to date and recommends the following exploration be conducted in eight specific target areas.

•

The collection of 310 lake sediment samples

•

101.6 kilometres of IP-resistivity surveying

•

10 line kilometres of Max-Min surveying

•

89.9 line kilometres of gravity surveying

•

70 line kilometres of seismic surveying

•

21 diamond drill holes totalling 4300 metres

The projected cost of this work is approximately $2,220,000 and the proposed program would take place over a one year period.

TABLE OF CONTENTS

1.0	Introduction	8
2.0	Property Description and Location	8
3.0	Access, Climate, Topography and Infrastructure	11
4.0	History	12
4.1	General history of LAA project area	12
4.2	The Gunnar Mine	15
4.3	Diamond drilling by Iso Uranium Mines Ltd	15
4.4	The Stewart Island uranium showings	17
4.5	Diamond drilling on or near Mitchell Island	17
4.6	Saskatchewan Mining and Development Corporation	19
4.6.1	Johnston and Halifax islands, St Mary’s and Tipinuwak Channels	19
4.6.2	West Johnston Island mineralized drill intersections	20
4.7	Other exploration, regional surveys and recent staking	20
5.0	Geological Setting	21
5.1	Regional Geology	21
5.2	Property Geology	22
6.0	Deposit types	23
6.1	Unconformity-associated deposits	23
6.2	Beaverlodge District structurally hosted uranium deposits	27
6.2.1	Vein hosted deposits	27
6.2.2	Gunnar deposit	27
7.0	Mineralisation	27
7.1	Sandstone hosted mineralisation	27
7.1.1	Stewart Island deposits	27
7.1.2	Johnston Island showings	28
7.1.3	Grouse Island showing	29
7.2	Basement hosted mineralisation and alteration	29
8.0	Exploration	32
8.1	Airborne geophysical surveys	32
8.1.1	Airborne Magnetic Surveys	34
8.1.2	VTEM I survey	37
8.1.3	MEGATEM survey	61
8.1.4	VTEM II survey	73
8.1.5	Maxwell Modelling of VTEM I and VTEM II survey results	103
8.1.6	VTEM I and II surveys – in-house processing and interpretations	105
8.1.7	VTEM III survey	107
8.2	Bathymetric and acoustic subsurface profiling	110
8.2.1	Year 2006 subsurface profiling survey	111
8.2.2	Year 2007 subsurface profiling survey	111
8.2.3	2006-2007 subsurface profiling surveys - results	115
8.2.4	2008 subsurface profiling survey	116
8.3	IP-resistivity surveys	116
8.3.1	2006 Resistivity survey	119
8.3.2	2007-2008 IP-Resistivity surveys	119

8.4	2006 Max-Min survey	122
8.5	2007 prospecting, mapping, grid rock, soil and lake sediment sampling	124
8.5.1	Prospecting and mapping	124
8.5.2	Grid rock sampling SWIR analysis and results	124
8.5.3	Soil sampling program	129
8.5.4	Lake sediment sampling	131
8.6	2007-2008 drill programs	134
8.6.1	2007 drill hole targeting and results	136
8.6.2	2008 drill hole targeting and results	140
8.6.3	Down hole geochemistry	146
8.6.4	Gamma probe results	148
9.0	Sampling method and approach	152
9.1	Composite sampling - general method	152
9.2	Sampling of structures, alteration and mineralisation	153
9.3	SWIR sampling and analysis	153
9.4	Prospecting and rock grid sampling program	154
10.0	Sample preparation, analysis and security	154
11.0	Data verification	155
12.0	Adjacent properties	156
12.1	Gunnar Mine	156
12.2	Gulch Mine	158
13.0	Mineral processing and metallurgical testing	158
14.0	Mineral resource and reserve estimate	158
15.0	Other relevant data and information	158
16.0	Interpretations and conclusions	159
16.1	Beaverlodge District gneiss and granitic rocks - potential for Beaverlodge vein and Gunnar style mineralisation	159
16.2	Murmac Bay Group - potential for basement hosted unconformity related deposits	159
16.3	Athabasca Group sandstone - potential for unconformity related deposits	160
16.4	Summary of work completed and results	161
17.0	Recommendations	161
17.1	Target areas and proposed work	161
17.1.1	LAA North Claim Block	162
17.1.2	LAA Central Claim Block	162
17.2	Project timing	171
17.3	Proposed exploration budget	171
18.0	Bibliography	172
19.0	Certificate of Author	176
20.0	Appendixes	177

LIST OF FIGURES

Figure 1. Lake Athabasca Project location and claim map	10
Figure 2. SMDI occurrences, past producers and simplified regional geology	14
Figure 3. Historical drill holes on the LAA property	16
Figure 4. LAA Project property geology	24
Figure 5. Geology of the LAA North Claim Block	25
Figure 6. Unconformity associated uranium deposit models	26
Figure 7. Brick red hematite alteration associated with uraniferous vein occurrence	30
Figure 8. Lake Athabasca Property visit sample locations and results	31
Figure 9. Composite TMI magnetic image on regional magnetic fabric	35
Figure 10. Composite vertical derivative magnetic image on regional magnetic fabric.	36
Figure 11. VTEM example of conductive response of lake sediments	38
Figure 12. VTEM I SHC spatially associated with unconformity	39
Figure 13. VTEM I SHC located below the unconformity surface	40
Figure 14. VTEM I weak discrete stand alone conductor	41
Figure 15. VTEM I strong discrete stand alone conductor	42
Figure 16. VTEM I weak discrete conductor hosted within broad, weaker still semi-horizontal conductor	43
Figure 17. Stitched AdTau image and target zones from VTEM I, VTEM II, VTEM III and MEGATEM surveys	44
Figure 18. Distribution of Semi-Horizontal VTEM I Conductors on AdTau	45
Figure 19. VTEM 1 Target Zone A	47
Figure 20. VTEM 1 Target Zone B	47
Figure 21. VTEM 1 Target Zone C	49
Figure 22. VTEM 1 Target Zone D	49
Figure 23. VTEM 1 Target Zone E	51
Figure 24. VTEM 1 Target Zone F	52
Figure 25. VTEM 1 target zone G	54
Figure 26. VTEM 1 target zone H	54
Figure 27. VTEM 1 target zone I	56
Figure 28. VTEM 1 target zone J	56
Figure 29. VTEM 1 target zone K	57
Figure 30. VTEM 1 target zone L	57
Figure 31. VTEM 1 target zone HS-1	59
Figure 32. VTEM 1 target zone HS-2	59
Figure 33. VTEM 1 target zone HS-3	60
Figure 34. VTEM 1 target zone HS-4	60
Figure 35. MEGATEM conductor attributed to lake bottom sediments	62
Figure 36. MEGATEM basement hosted conductor	63
Figure 39. MEGATEM target areas on AdTau	66
Figure 40. MEGATEM Target Zone A	67
Figure 41. MEGATEM target zone B	69
Figure 42. MEGATEM Target Zone C	70
Figure 43: MEGATEM target zone D	72
Figure 44. Example of Double Peak Response (line 7440)	74

Figure 45. Example of Single Peak Response (line 7840)	75
Figure 46. Example of Wide Basement Conductor (line 7380)	76
Figure 47. VTEM II target areas on TMI	78
Figure 48. VTEM II target areas on AdTau	79
Figure 49. VTEM II Target Zone A	80
Figure 50. VTEM II Target Zone B	81
Figure 51. VTEM II Target Zone C	83
Figure 52. VTEM II Target Zone D	84
Figure 53. VTEM II Target Zone E	86
Figure 54. VTEM II Target Zone F	87
Figure 55. VTEM II Target Zone G	89
Figure 56. VTEM II Target Zone H	91
Figure 57. VTEM II Target Zone I	93
Figure 58. VTEM II Target Zone J	94
Figure 59. VTEM II Target Zone K	96
Figure 60. VTEM II Target Zone L	97
Figure 61. VTEM II Target Zone M	99
Figure 62. VTEM II Target Zone N	100
Figure 63. VTEM II Target Zone O	102
Figure 64. VTEM I and II conductor trends on AdTau	106
Figure 65. VTEM III conductors on TMI	108
Figure 66. West conductor on VTEM III dB/dt Channel 16	109
Figure 67. East conductor on VTEM III dB/dt Channel 16	109
Figure 68. Soft sediment/glacial till thickness	112
Figure 69. Lake Bathymetry	113
Figure 70. Depth to bedrock	114
Figure 71. Seismic image of stratigraphic offsets north of drill holes LAA-012 and -013.	117
Figure 72. Trace of structures defined by 2008 seismic survey	118
Figure 73. 2007 to 2008 IP grid, Maxwell Plate conductors & drill hole locations	120
Figure 74. Maxwell conductor plates and 2006-2008 IP-resistivity surveys depth slices from between 150 and 200 metres	121
Figure 76. Sandstone, basal breccia and quartzite hosted boron	126
Figure 77 Athabasca sandstone clay species by SWIR	127
Figure 78. Na/SiO2×100 for LAA basement rocks	128
Figure 79. 2007 soil sampling results on AdTau	130
Figure 80. 2007 lake sediment sampling results	132
Figure 81. SMDC Assaf Island area underwater radiometric anomalies	133
Figure 82. 2007-2008 drill plan map	135
Figure 83. Resisitivity and chargeability sections for LAA-001 to -005	137
Figure 84. Resisitivity and chargeability sections for LAA-006 and -007	138
Figure 85. Section showing drill holes LAA-006 and -007	139
Figure 86. Resistivity and chargeability sections for LAA-009 and -010	142
Figure 87. Resistivity and chargeability sections for LAA-011	143
Figure 88. Resistivity and conductive depth sections for LAA-012 and -013	144
Figure 89. Resistivity and chargeability sections for LAA-014 and -015	145

Figure 90. LAA-001, -002, -004 and -005 down hole gamma plots	149
Figure 91. LAA-006 and -007 down hole gamma plots	150
Figure 92. LAA-008, -010 and -011 down hole gamma plots	151
Figure 93. LAA-012, to -015 down hole gamma plots	152
Figure 94. Gunnar Mine longitudinal section showing the LAA property boundary	157
Figure 95. Proposed IP-Resistivity grid extensions and lake sediment sampling	166
Figure 96. Grids 2 to Grid 4 proposed gravity survey and drill holes	167
Figure 97. Grid 5 proposed gravity survey, grid extension and drill holes	168
Figure 98. Grid 7 proposed gravity survey, grid extension and drill holes	169
Figure 99. VTEM conductors, resistivity at 150 metres depth and locations of proposed drill holes	170

LIST OF TABLES

Table 1. Tenure for mineral claims comprising the Lake Athabasca claim blocks	9
Table 2. SMDI occurrences in the Lake Athabasca Project area	13
Table 3. West Johnston Island area mineralized drill intersections	20
Table 4. Summary of exploration carried by CanAlaska Uranium Ltd	32
Table 5. Airborne EM survey specifications	33
Table 6. VTEM I target rankings	61
Table 7. VTEM II target rankings	103
Table 8. Maxwell Modelled VTEM I Target Zones and line numbers	104
Table 9. Maxwell Modelled VTEM II Target Zones and line numbers	104
Table 10. VTEM III conductor picks	110
Table 11: LAA drill hole statistics	134
Table 12. eU3O8 for Stewart Island Uranium Deposit Main Zone drill intersections	148
Table 13. Main Zone area unconformity associated mineralisation	149
Table 14. Summary of proposed geophysics and lake sediment sampling for LAA Project	164
Table 15. Proposed diamond drill hole target coordinates and descriptions	165
Table 16. Budget for proposed programmes	171

LIST OF APPENDIXES

APPENDIX 1: 2009 property visit sample descriptions and analytical results.

APPENDIX 2: List of assessment reports documenting historical work in the Lake Athabasca Project area.

1.0

INTRODUCTION

This technical report on the Lake Athabasca Project was prepared at the request of CanAlaska Uranium Ltd. with respect to the proposed filing of a current 43-101F1 technical report as required by securities regulators.

This report also provides a comprehensive summary of the work completed to date in the Project area and makes recommendations for future work based on the results of that work.

Information contained in this report is based on data collected by CanAlaska beginning in 2005 and continuing until present, unpublished company reports, public domain data including assessment reports filed with the Saskatchewan Ministry of Energy and Resources, the Saskatchewan Ministry of Energy and Resources website and a variety of publications.

The author spent a 10 day period beginning August 21st 2009 in the Lake Athabasca Project area.  Work conducted over this period included a familiarization with the geology of the property, examinations of the locations of anomalous rock samples collected by CanAlaska and previous workers on the property and examinations of most of the Saskatchewan Mineral Deposit Index localities and alteration zones in the project area.  In support of this work 93 rock samples were collected of which 28 were submitted for multi-element geochemical analysis (Figure 8, section 7.2; and Appendix 1).  Also included in time spent in the district were examinations of the geology in the area of the Ace, Fay-Vena mine sites, the Gunnar Mine site and a number of lesser deposits.

2.0

PROPERTY DESCRIPTION AND LOCATION

The Lake Athabasca Project is located in north-central Saskatchewan between 6 and 45 kilometres south west of Uranium City (Figure 1).  The majority of the project area is located in National Topographic System (NTS) map sheet 74-N-10 and 74-N-07 while the western portions of claims S-107959 and 107962 lie in NTS sheet 74-N-06.  The project area is centred at approximately 109º 10’ W at 59º 20’ N and consists of the Northern and Central claim blocks which, as of December 1st, 2009, are comprised of 11 mineral claims totalling 41,012 hectares (Table 1).  The project area is in the Uranium City-Beaverlodge District which produced approximately 70.25 million pounds of U3O8 from ore averaging approximately 0.23% U3O8 prior to 1982 (Trueman, 2006).

Table 1. Tenure for mineral claims comprising the Lake Athabasca claim blocks.

Claim No	Area (Hectares)	Effective Date	Expiry date
S-107950	6000	20-Dec-04	> 10 years
S-107952	6000	20-Dec-04	19-Dec-11
S-107958	6000	20-Dec-04	> 10 years
S-107959	5683	20-Dec-04	> 10 years
S-108136	1517	20-Dec-04	19-Dec-11
S-108145	2663	26-Apr-05	> 10 years
S-108146	5309	26-Apr-05	25-Apr-11
S-110693	1844	25-July-07	24-July-10
S-111428	1800	20-Dec-04	> 10 years
S-111429	2228	20-Dec-04	> 10 years
S-111430	1968	20-Dec-04	> 10 years
Total	41012

The Lake Athabasca claims were acquired by ground staking1 in late 2004 and early 2005 and originally consisted of 13 continuous claim blocks totalling 57,922 hectares.  The number of blocks was reduced in mid-2009 following an evaluation of the results of geophysical surveys completed over all blocks and with recent re-staking now consists of 11 claims in two blocks totalling 41,012 hectares.

The LAA project claims are subject to the holder expending in assessment work between the 2nd and 10th year of ownership, $12.00 per hectare per year and after the 10th year $25.00 per hectare per year.  Under the Crown Minerals Act SS 1984-85, c.C-50.2, the following exploration and development costs are acceptable as assessment work on a claim:

1.

Stripping and trenching;

2.

Drilling;

3.

Geological, geophysical and geochemical surveys;

4.

Prospecting;

5.

Necessary travelling and transportation costs, up to 10% of the cost of assessment work performed, and

6.

Any other type of work approved by the Minister.

1 Ground staking consists of erecting a post at the corner of every claim block and marking the posts with the required information.  The outer boundaries of each claim block must be delineated by blazing trees, cutting underbrush, placing pickets or other approved methods.

109°0'0"W
260000
270000
280000
290000
59°30'0"N
6600000
6590000
6580000
6570000
S-110693
Bushell Inlet
Black Bay
St. Joseph's Point
Milliken Lake
Crackingstone Peninsula
S-108146
Jug Bay
Zeemel Creek
Aasaf Islands
Gunnar Pit
St. Marys Channel
Hilyard Isl.
Duffy Isl.
Steeden Isl.
S-108136
Stead Isl.
Halifax Isl.
Mitchell Island
S-108145
Mahood Isl.
Course Island
Sampson Isl.
Johnston Point
Nunim Channel
Tipinuwak Channel
Welsh Isl.
Johnston Is.
Stewart Isl.
S-107950
S-107952
S-111430
S-111428
S-111429
Grouse Island
S-107958
S-107959
Long Island
Lake Athabasca
0
2.5
5
10
Kilometres
Legend
Claims
Swamps
Lakes
Creeks
NWT
Lake Athabasca Project
AB
Athabasca Basin
SK
CanAlaska Uranium Ltd.
Lake Athabasca Project
Project Location
UTM NAD 83, Zone 13
NTS: 074N06/07/10/11
Scale: 1:200 000
Fig No: 1
Date: Jan 13, 2010
Drawn by: AS
Report: LAA2009-02

Figure 1. Lake Athabasca Project location and claim map.

Prior to commencing work on exploration stage projects in this area of Saskatchewan, an Aquatic Habitat Protection Permit (#SHD-07-127) and a Miscellaneous Use Permit must be obtained from the Saskatchewan Ministry of Environment.  The Miscellaneous Use Permit includes a Work Authorization, Temporary Work Camp construction authorization and a Forest Products use Permit.

A request for a project review must also be send and a permit or “Letter of Advise” obtained from the Federal Department of Fisheries and Oceans.

3.0

ACCESS, CLIMATE, TOPOGRAPHY AND INFRASTRUCTURE

The Lake Athabasca property is located approximately 900 kilometres north of Saskatoon and between 6 and 45 kilometres southwest of Uranium City, Saskatchewan.   Uranium City is accessed by ice road during the winter months and by barge during the summer months.  The community is serviced by scheduled air service from Saskatoon and Prince Albert.  The property also lies directly adjacent to the historic Gunnar Mine site which as of the writing of this report still had a usable dock and gravel airstrip.  Both the Gunnar Mine site and Uranium City are connected to the main Saskatchewan power grid.

The climate of the project area is continental and characterized by extremes of temperature. Sustained afternoon highs of 30º C are not uncommon during the summer months while winter temperatures may go as low as -50º C.  Ice break-up on the lakes usually occurs late in May or early June and the freeze-up is typically in October.  Line-cutting, geophysics and diamond drilling operations can be conducted year round and frozen lakes and ground stabilized by frost facilitates access to many properties during the winter months.  That said the efficiency of winter work can be compromised by extreme cold in January and February.  Ten to fifteen days of precipitation can be expected during a normal summer field season while an accumulation of one half to one metre of snow can be expected over course of an average winter season.

Generally, the topography of the project area is not untypical of the Canadian Shield in Northern Saskatchewan; characterized as it is by rolling to locally rugged hills with intervening lowlands covered by swamp, muskeg or standing water. Particular to the LAA Project area are prominent lineaments formed by fault scarps.  These features often form steep cliffs that delineate the shore lines of many of the islands within the project area as well as along the northwest shoreline of the Crackingstone Peninsula.  Approximately 80% of the project area is underlain by Lake Athabasca and bedrock exposure on the remainder of the property varies from 20 to 40%.  Vegetation of the claim blocks is dominated by jack pine and black spruce, which is typical of the northern boreal forest.  Elevations in the project area range from 740 to 900 metres above sea level.

4.0

HISTORY

4.1

General history of LAA project area

Gold was discovered in an area located 15 kilometres northeast of the Lake Athabasca property in 1934 and a modest gold camp centred on the town of Goldfields saw its hay day coinciding with production from the Box Mine during the period 1939 to 1942.  Pitchblende veinlets in this area were noted as early as 1935.

During the Second World War the military significance of uranium was recognized and by 1945 the Beaverlodge District had become the focus of uranium exploration with over 1000 pitchblende showings having been discovered.  The lifting of a ban on private staking in the district in 1948 resulted in one of the largest staking rushes in Canadian history (Delaney, 2006) and the most significant discovery to come out of the subsequent exploration boom was that of the Gunnar Mine in 1952.  The original open pit and subsequent underground workings of this major past producer of uranium lie just north of the LAA Project Central Block claim boundary.

The Saskatchewan Energy and Resources assessment work database documents the first exploration on what is now the Lake Athabasca claims in 1949 and approximately 128 assessment reports have been filed for airborne surveys, surface exploration and diamond drilling on ground now covered by the Lake Athabasca Project claim blocks (Appendix 2).  This work has resulted in the discovery and documentation of what are now 12 Saskatchewan Mineral Deposit Index (SMDI) occurrences (Table 2 and Figure 2 (modified from Trueman, (2006))) as well as a number of other uranium showings or zones of radioactively and/or alteration on or inside LAA Project claim boundaries

Table 2. SMDI occurrences in the Lake Athabasca Project area.

SMDI #	Location	Details
Adjacent to but outside the Lake Athabasca Central Block claim boundary
1206	Gunnar Mine	Produced 11.7 million pounds of U between 1955 and 1962
Between LAA North and South blocks
1221	Gulch Mine	Drill indicated (non 43-101compliant) reserves: 201,000 tons grading 0.09% U3O8 (0.05% cut-off), further 315,000 tons of possible “reserves”.
Located within Lake Athabasca Project Central Block claim boundaries
1208	NE Hilyard Isl.	Trenched showing on U oxides hosted in fracture; 2009 sample PD040
1252	SE Mitchell Isl.	Uraniferous hematite, calcite and chlorite altered vein (sample PD033). Four ddh totalling 428 feet completed.
1253	NW Mitchell Isl.	1465 feet of drilling in six holes on two zones of high radioactivity
1254	Stewart Isl. U showings	≥95 ddh. Athabasca Basin hosted. Total Main, West, East and Far East zones 2561tons@ 0.47% U.
2075	Johnston Isl. NW & SW U showings	≥35 ddh. Small fracture controlled pitchblende rich lenses and pods hosted in Athabasca Group sandstone. Channel samples 0.25 to 10.51% U3O8.
2076	Sampson Isl.	Mineralized fracture
2080	St Mary’s Channel	Isolated pitchblende occurrence, mineralized Gunnar Granite boulders located in area.
Located within Lake Athabasca Project North Block claim boundary
1227	Black Bay	4 ddh, best intersections 0.07% U3O8/ 1.2 m and 0.02% U3O8 4.6 m.
1437	Claim boundary	36 m fracture zone sporadically mineralized with pitchblende & hematite.
1440	Claim boundary	Two radioactive fractures w/ hematite, chlorite, calcite, pyrite, hematite, magnetite and pitchblende. Near Martin unconformity,
1441	Erickson Inlet	Several short, east-trending fractures which contain pyrite, quartz, calcite, hematite, and pitchblende. 4 ddh, best intersection 0.18% U3O8/0.3 m.
1444	Erickson Inlet	Radioactive biotite segregations in pegmatite.

109°0'0"W
108°30'0"W
270000
280000
290000
300000
310000
6620000
6610000
6600000
6590000
6580000
6570000
59°30'0"N
Black Bay Fault
St. Louis Fault
Gunner Mine
1441
1444
1437
1227
1440
2080
1253
1208
1252
2076
2075
1254
0
2.5
5
10
Kilometres
Legend
Geology
Athabasca Group
Sandstone
Martin Group
Conglomerate, arkose, siltstone, volcanics
Tazin Group
Granite, gneiss, schist, amphibolite, quartzite
Faults
Claims
Lakes
SMDI Occurrences
Ag
Au
Cu
Fe
Pb
U
Uranium Producers
Major
Minor
CanAlaska Uranium Ltd.
Lake Athabasca Project
Regional Geology
Fig No: 2

Figure 2. SMDI occurrences, past producers and simplified regional geology.

4.2

The Gunnar Mine

The Gunnar Mine, the open pit for which lies ½ kilometres north of the LAA Central Block claim boundary was discovered in 1952 after prospecting located radioactive frost heaved boulders in muskeg near the shoreline of St Mary’s Channel.  The deposit was subsequently delineated with 190 drill holes totalling more than 70,000 feet of drilling.  Open pit production commenced in 1955 and this production was augmented with ore from underground workings beginning in 1958 and exclusively from underground after 1961.  The mine closed in 1964 during a period of declining uranium prices and company malfeasance. Approximately 5.5 million tons of ore averaging 0.175% U3O8 or approximately 19.25 million pounds of uranium was produced (Beck, 1969).

4.3

Diamond drilling by Iso Uranium Mines Ltd.

Coeval with the exploration and development of the Gunnar ore body, Iso Uranium Mines Ltd. carried out a two year exploration program on ground that covered a portion of the Crackingstone Peninsula directly east of the Gunnar Mines Ltd claim block.  This property also extended over a portion of St Mary’s Channel south of Gunnar block (Wilson et, al., 1954).

Of the 45 drill holes completed during this program, 8 were collared on the “Glencair Isle Group” of claims, ground now covered by the LAA property.  Most of these drill holes were collared near the north or north east shores of Duffy Island and tested strong hydrothermal alteration and brecciation spatially associated with the St Mary’s Channel Fault.  Of particular note is the location of DDH-40 which was vertical drill hole completed to a depth of 2942 feet and designed to intersect a hypothesised down plunge extension of the Gunnar ore body (Figure 3).

Drill logs from many of these holes record the presence of various types of alteration and mineralisation, though the authors of progress reports now included in assessment files give varying opinions of relationships between this alteration and alteration accompanying the Gunnar ore body (Johns, (1954, exact date uncertain) verses McCartney, (April, 1954) contained in Wilson et, al., 1954).  With respect to the deep hole designed to test for a continuation at depth of the Gunnar ore body, Johns (1954) concludes that “the ore zone is probably deeper than the deep hole” completed (DDH-40)” though he speculates that reverse movement on the Gunnar Bay [now Iso] Fault may have brought the “ore channel-way” up to a somewhat more shallow depth.  Beck (1969), writing with the history of the development and production at the Gunnar mine at his disposal, shows the ore body and accompanying host rocks as lying parallel to the dip of, but being otherwise unaffected by the Iso Fault (Figure 94, Section 12.1).

270000
280000
6590000
6580000
6570000
N
Crackingstone Point
St. Marys Channel
Mitchell Island
Duffy Island
Johnston Island
Stewart Island
Grouse Island
Lake Athabasca
Legend
Drill Hole DDH-40
Histrorical DDHs
CanAlaska Claims
0
1.5
3
6
Kilometres
CanAlaska Uranium Ltd.
Lake Athabasca Project
Historic Drill Holes
UTM NAD 83, Zone 13
NTS: 074N-07
Scale: 1:100000
Fig No: 3
Date: May 14, 2010
Drawn by: GRB
Report: LAA2009-02

Figure 3. Historical drill holes on the LAA property

4.4

The Stewart Island uranium showings

The most explored SMDI occurrence outcropping within the LAA project claim blocks is the Stewart Island Uranium Showing (SMDI # 1254) which consists of the “Main Zone” and three subsidiary deposits of pitchblende hosted in Athabasca Group sandstone that directly overlies the Murmac Bay Group (Ashton, 2008) or Tazin Group (Bell, 1959).   The showing was found following the 1955 discovery of magnetite bearing radioactive boulders scattered along the south shore of Steward Island.  Subsequent prospecting located the pitchblende bearing (but non-magnetic) Main Zone which lay below the Lake Athabasca typical high-water line of the time.  Evaluation of the deposit was delayed by an ownership dispute until 1960 upon which the showing was tested by 25 diamond drill (Scurry-Rainbow Oil Co., 1960)  This work failed to expand the deposit much beyond it’s know outcrop extent and despite an additional 71 drill holes completed by Norex Uranium Ltd. in 1968 that situation prevails to this day.  Of possible significance is a note in Beck (1969) relating to the magnetite seen in a polished section from one of the mineralized boulders in the area compared with two non-magnetic thin sections from the Main Zone.  He concluded that:

“Providing that the sampling is representative it is concluded that the pitchblende-bearing boulders are not from the nearby showing in the Athabasca sandstone and that the close geographic proximity of the two is coincidental”.

Also of note is that most of the magnetite and uranium bearing boulders have been removed and fed into the Gunnar mill1.  None of these lithologies were located by this author during the year 2009 visit to the area, though an exhaustive search was not made.

4.5

Diamond drilling on or near Mitchell Island

Between the years 1953 and 1956 four exploration programs on or near Mitchell Island area reach the diamond drilling stage.

Anuwon Uranium Mines Ltd; 1953-54

Anuwon Uranium Mines Ltd conducted exploration that included the completion of eight diamond drill holes on the east half Mitchell Island during the years 1953 and 1954 (Trigg, 1954).  Six of these holes totalling 1465 feet were targeted at the “North Zone” (SMDI 1253).  Results were mostly negative, except for an intersection in drill hole #3 that cut 7 feet of “radioactivity”; though assays for this intersection, if any, are unavailable.  Two additional drill holes targeted at lineaments located in the interior of Mitchell Island cut faults, but were otherwise not anomalous.

1 Schimann, K. pers. comm.

Alice Claims; 1953-55

During the same era as the Anuwan exploration on eastern portion of Mitchell Island, the south-western portions of Mitchell Island saw work conducted on the Alice group of claims.  This work included 428 feet of diamond drilling in four drill holes completed on a small island located just off the southeast shore of Mitchell Island (Colcleugh, 1955).  Three of these holes targeted a narrow uraniferous hematite, calcite and chlorite altered structure that strikes roughly west from beneath Lake Athabasca into the interior of the island (sample PD033, Appendix 1).  The fourth targeted a hypothesised similar structure underlying a channel approximately 400 feet north of the first target.

All of the drill holes intersected varying amounts of alteration; however gamma probing of the still open holes in 1969 by Trueman (1969) detected “No significant radioactivity”.

Gunner Mines Ltd.; 1953-57

During late summer-early fall 1953 Gunner Mines Ltd conducted exploration including diamond drilling on the MICK 7 claim; which was a 2000 × 1800 foot trapezoid shaped block that covered the NE corner of Hilyard Island and intervening waterway between Hilyard and Mudford Islands.  In total 1712 feet of drilling in 5 drill holes was completed.  “Drill Hole Geiger Results” returned from drill hole H1 included 7 feet of between 175 and 1400 counts per minute(?) hosted in “dense mafic” starting at 107.5 feet.  No values are reported from any of the other drill holes.  Other that being located on the ~ 800 × 800 foot portion of the MICK 7 claim that covered the NE corner of Hilyard Island, the exact location of these drill holes does not appear to be recorded in any of the literature or maps from the period.

Avillabona Mines Ltd.; 1954-55

Avillabona Mines Ltd. worked claims that covered a portion of St Mary’s Channel north of Mitchell Island during the years 1954-1955 (Carman, 1954).  Collars for two 754 foot drill holes completed as part of a three hole program lie on what is now LAA claim block.

The geology and alteration as documented in these drill logs can read quite favourably.  For example, the log for drill hole AA-2 describes the rock intersected as being dominated by hematized granite, with two zones reported as being highly altered and “leached”.  A lesser amount of “altered chloritized carbonate rock” “carbonate rock” is also reported.  Mineralisation consisting of 0.01% U3O8 over 1 foot in starting at 39 feet and again over 1 foot starting at 721.5 feet was hosted hematised granite.

Lithologies intersected in drill hole AA-03 were much more variable; and included mafic rock, amphibolite, granite and quartzite.  Descriptions of alteration and mineralisation intersected in this drill hole are somewhat ‘subdued’ compared that of hole AA-02, but do contain references to hematised granite and quartz veins and veinlets.

M.P. claims; 1953-56

Beginning in 1953 a program of pitting, trenching and diamond totalling 180 feet in three drill holes on the M.P. Group of claims was completed on a small (300×200 metre) island that lies directly off the south-western point of Mitchell Island.  The exact target of these drill holes is not documented, but drill logs detail mostly chloritic mafic rocks being intersected, with varying amounts of pink carbonate alteration and veining, and a lesser amount of fracture controlled hematite (Kermeen, 1957).

4.6

Saskatchewan Mining and Development Corporation

4.6.1

Johnston and Halifax islands, St Mary’s and Tipinuwak Channels

As part of a 55 drill hole program, the Saskatchewan Mining and Development Corporation (SMDC) completed 3 drill holes on what is now the LAA property directly south of the Crackingstone Peninsula and 17 holes southwest of Assaf Island during the years 1978-79 (Kermeen, 1979 and Figure 3) and eight drill holes were spaced along the length Tipinuwak Channel.

The Crackingstone Peninsula drill holes were targeted at EM conductors, the Assaf Island drill holes were targeted at underwater radiometric anomalies and the Tipinuwak Channel drill holes tested conductors and an AdTau anomaly that runs the length of the Channel.  Drill logs contained in the assessment report from this time do not record any significant anomalies being intersected.  However, a VTEM conductor detected during CanAlaska’s surveying of the area of these drill holes (VTEM II Target Zone E, Section 8.1.4.1), remains untested and a drill hole designed to test this anomaly is recommended (proposed drill hole D; Section 17.1.2).

4.6.2

West Johnston Island mineralized drill intersections

In conjunction with the 1978-79 program described above, SMDC also completed 44 drill holes over three years in the vicinity of the sandstone hosted Johnston Island Northwest and Southwest Uranium occurrences (SMDI #2075, Beckett and Matthews, 1979, Jiricka et al., 1980 and Jiricka, 1981).  A number of these drill holes intersected anomalous uranium mineralisation and ÝTable 3 summarizes these results.  Most of these intersections are basement hosted, though a 2 metre interval grading 61 ppm U was located 30.5 metres above the Athabasca Group unconformity intersected in LA1-14.

Air and ground geophysics and diamond drilling conducted by CanAlaska has enhanced the potential of this area and further work in this zone is recommended (Section 17.0).

Table 3. West Johnston Island area mineralized drill intersections.

DDH #	UTM E (zone 12)	UTM N	Azimuth and dip	Lithology (from drill logs)	U3O8 values[1]	Depth below u/c
LA0-1	270498	6585629	315º, -63º	Massive chloritic metapelite Massive chloritic metapelite Massive chloritic metapelite	1046 ppm/1.0 m 14 ppm/1.5 m 44 ppm/1.5 m	30 m 33 m 38 m
LA0-3	270387	6585567	-90º	Massive chloritic metapelite	1092 ppm/0.5 m	21 m
LA0-9	270509	6585539	315º, -63º	Massive chloritic metapelite Massive chloritic metapelite	92 ppm/0.5 m 118 ppm/1.0 m	45 m 94 m
LA1-5	271070	6583880	065º, -63º	Graphitic-chloritic metapelite	205 ppm/1.0 m	31 m
LA1-11	271522	6583256	135º, -60º	Graphitic-chloritic metapelite Chloritic-sericitic metapelite (graphitic)	55 ppm/1.0 m 60 ppm/1.0 m	54 m 76 m
LA1-12	271122	6583788	65º, -60º	Chloritic-sericitic metapelite Chloritic-sericitic metapelite	68 ppm/1.0 m 40 ppm/1.0 m	21.5 m 79.1 m
LA1-14	271574	6583275	55º, -60º	F-g ss/ minor conglomerate	61 ppm/2.0 m	30.5m above u/c
LA1-15	270667	6585510	326º, -60º	Massive chloritic metapelite Sericitized quartzite Graphitic-chloritic pelite bx.	614 ppm/1.0 m 384 ppm/1.9 m 101 ppm/1.0 m	43.6 m 51 m 68.2 m
A9-1	270645	6585573	-90º	Massive chloritic metapelite	767 ppm/0.6 m	27 m

4.7

Other exploration, regional surveys and recent staking

Apart from diamond drilling programs documented above, significant exploration was also conducted on the LAA claim block during the period 1974-78 by Goldak Exploration Ltd. and Metalur Ltd.  Goldak conducted airborne geophysical surveying, geological mapping, radiometric prospecting, seismic profiling, lake bathymetry and lake bottom radiometric surveys (in-part done by diving)); while Metalur Ltd. undertook airborne spectrometer, lake sediment, water, soil, radon, ground radiometric surveys, prospecting & trenching.

1 Uranium values shown as percent U3O8 and have been calculated from analysis results reported in ppm U by multiplying U ppm times a conversion factor of 0.0001179.

Bedrock geology and ice flow indicators in the LAA project area has been mapped by a number of workers including Bell (1962), Ashton (2008), and Frazer (1960); while the Geological Survey of Canada has conducted regional airborne magnetic, gravity and lake sediment sampling surveys that also cover the Lake Athabasca claim blocks (EXTEC IV).

The Lake Athabasca property in its current form was acquired by CanAlaska in 2006 and 2007.  The claims were staked to cover underexplored structural and stratigraphic domains with strong similarities to those hosting major past producing uranium deposits in the district.  The original LAA claim group was reduced in mid-2009 from 13 claims to the current 11 following an evaluation of the results of GEOTEM and VTEM surveys.

5.0

GEOLOGICAL SETTING

5.1

Regiona l Geology

The Beaverlodge District lies directly north of the northern edge of the Athabasca Basin and is underlain by metamorphic and intrusive rocks of the Beaverlodge Domain which comprises a portion of the Rae Provence.

The Beaverlodge Domain is comprised of Archean aged granitic orthogneiss and granite tonolite; and Paleo-Proterozoic aged intrusive rocks of the Aerosmith orogeny which include diorite  and tonolite, pink coarse-grained granite of the Gunnar Granite suite and granitic to granodioitic orthogneiss and gneiss-migmatite.

These intrusive rocks have been overlain by supracrustal rocks that include quartzite, pelite, semi-pelite and calcic psammite to psammitopelite, interlayered mafic to felsic volcanic rocks, gabbro and amphibolite of the Paleo-Proterozoic aged Murmac Bay Group (2330 to 1930 Ma).  Two Paleo-Proterozoic aged continental red bed sequences unconformably overlie the Murmac Bay Group.  The Martin Group (1820 Ma) consists of arkose, siltstone, conglomerate and mafic volcanic flows that sit as infolded keels and graben fill on the older Murmac Bay Group rocks; while the Athabasca Group (1750 to <1640 Ma) is a dominantly flat-lying, occasionally pebbly, sandstone sequence.  The Martin Group and older rocks are commonly referred to as ‘basement’, while the Athabasca sequence can be loosely referred to as ‘cover rocks’ (Ashton and Hartlaub, 2008).

The regional structural geology of the LAA project area is dominated the Black Bay Fault which is a northeast striking ductile shear zone that trends through the region.  A number of district scale subsidiary faults trend off the Black Bay structure and some of these are genetically associated with the major uranium deposits in the camp (Figure 2).

5.2

Property Geology

The geology of the North Block of the Lake Athabasca Property is dominated by Muramc Bay Group quartzite, granitic orthogneiss, pink coarse-grained granite (Gunnar Granite) and a lesser amount of psammite and psammopelite, mafic amphibolite and volcanic rock (Ashton, 2008).  The eastern extremity of the North Block covers a portion of the Black Bay Fault.

Unconformable overlaying the Murmac Bay Group on portions of the South Block of the LAA Property is the informally named ‘basal breccia and formally named Manitou Falls Formation, both of the Athabasca Group.   Small outliers of the Martin Group have also been mapped on the block, particularly along the north side of Tipinuwak Channel north of Mahood Island.

The Athabasca Group unconformity trends through Johnston, Stewart, Grouse and Coarse islands and is characterized by windows of Murmac Bay quartzite and outliers of MFb sandstone and basal breccia within the respective Athabasca and Murmac Bay groups that outcrop along this trend.  Isolated patches of these lithologies are interpreted to be the expression of paleo-topographic ridges and depressions in the Murmac Bay Group, while dip slip movement on a post Athabasca structure appears to have placed Murmac Bay quartzite structurally above the Athabasca Group on Stewart Island and possibly, locally, elsewhere.

The elongate appearance of the Crackingstone Islands, the western shoreline of the Crackingstone Peninsula and the intervening channels is interpreted to be the geomorphological expression of a series of west southwest trending faults rooted in the Black Bay-Jug Bay fault system.  A subsidiary to this west southwest trending system is a northwest trending fault system that is represented by the St Mary’s Channel Fault and a possible parallel structure that trends through Blair Channel between Mitchell and Hilyard islands.  Though generally not exposed, the presence of both fault systems and the precise position of the Jug Bay Fault west of Halifax and Johnston islands have been confirmed by seismic work and airborne EM surveys.

Figure 4 and Figure 5 (both modified from Macdonald and Simmon, (1985) depict the geology of the Lake Athabasca Property Central and North Claim blocks respectively.

6.0

DEPOSIT TYPES

Two distinct types of uranium deposit have been categorized in rocks that underlie the Athabasca Basin and environs.  These are unconformity related deposits and Uranium City/Beaver Lodge structurally hosted deposits.  Indications of both styles of uranium mineralisation have been found in the Lake Athabasca Project area.

6.1

Unconformity-associated deposits

The uranium deposits of the Athabasca Basin are classified as unconformity-associated and have been further subdivided into ‘complex’ sandstone hosted and ‘simple’ dominantly basement hosted based on their mineralogy and location relative to the unconformity (Figure 6).  Basement deposits are completely or partially basement hosted, often in graphitic gneiss or calc-silicate units, and extend downward along faults for up to 500 metres below the unconformity.

The original lateral extent of the Athabasca Basin was greater that what is currently preserved (Jefferson et. al., 2007) and basement hosted end-members of the unconformity-associated deposit type are known to occur outside the current boundaries of the Athabasca Group (e.g. EaglePoint, Rabbit Lake).  Given that the LAA Property includes the northern contact of the Athabasca Basin, the possibility for the discovery of basement-hosted deposits exists both beneath the basinal sandstone underlying the southern half of the property and the exposed basement rocks to the north.

109°0'0"W
275000
280000
285000
6590000
6585000
6580000
6575000
6570000
Gunnar
Legend
Faults
Athabaska Group
MFd - Manitou Falls Formation
Martin Group
MRc - Charlot Point Formation
Mrj - Jug Bay Formation
Murmac Bay Group
F - Quartzofeldspathic gneiss
FL - Banded quartzofeldspathic gneisses
M - Metabasalt
MG - Metagabbro
Q - Metaquartzite
S - Mica schist/metapelite
G - North Shore Intrusion, Gunnar Granite
Modified from MacDonald and Slimmon (1985)
0 1.25 2.5 5
Kilometres
CanAlaska Uranium Ltd.
Lake Athabasca Project
Project Geology
UTM NAD 83, Zone 13
NTS: 074N-06\07
Scale: 1:100000
Fig No: 4
Date: May 14, 2010
Drawn by: GRB
Report: LAA2009-02

Figure 4. LAA Project property geology.

285000
6605000
6600000
59°30'0"N
FL\GN
FS
M
FL\F
FL
FSI
MRb
Q

Legend

—— Faults

Martin Group

MRb - Beaverlodge Formation

Murmac Bay Group

Fv - Felsic rock

M - Metabasalt

Q - Metaquartzite

FS - Feldspathic paragneisses

FL - Banded quartzofeldspathic gneisses

FL\F - Banded\Non-banded quartzofeldspathic gneisses

FL\GN - Banded quartzofeldspathic gneisses\Gneiss complex

Gl - Leucogranite

G - North Shore Intrusion, Gunnar Granite

X - Undivided

Modified from MacDonald and Slimmon (1985)

0 0.5 1 2
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

North Claim Block Geology

UTM NAD 83, Zone 13	NTS: 074N-07\10	Scale: 1:50000	Fig No: 5
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 5. Geology of the LAA North Claim Block.

Generalized elements of simple and complex unconformity-associated uranium deposits in the eastern part of the Paleoproterozoic Athabasca Basin.
Thrust / Reverse Faults
Silicified
MFd
Dissolution
MFc
MFb
MFa
MFa cgl
Paleo-topog. & / or later Structural High
Paleo-valley
Paleo-proterozoic Metaquartzite
Graphitic Metapelite
Silicified Zone
Paleoproterozoic Metasedimentary schists and gneisses
Granitic gneiss
Drumlins & drift
Paleoproterozoic (<1750 Ma) Athabasca Group: quartzarenite, mudstone and conglomerate
Unconformity
Paleo-weathering &/or alteration
Archean to Paleoproterozoic (>1750 ma) metasedimentary, meta-volcanic and meta-granitic gneisses and schists
~ 100 m
Simple Type:
- lower total REE
- HREE/LREE >1
- basement hosted
Complex Type:
- high total REE
- HREE/LREE ~1
- U, Ni, Co, Cu, As
- sandstone hosted
After Thomas et al., McGill et al., Tourigny et al., and Ruzicka

A - Unconformity uranium deposit models

A
0 m
S
0
100 m
N
Quaternary
35
Manitou
300
Falls
Formation
400
Grey strata
Perched ore
Quartz crystal zone
Bleached limit
Highly clay-altered
Clay cap
Unconformity ore
Regolith (red zone)
Altered Basement
Basement ore
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
B
Key Lake (drained)
Quaternary
Manitou
Falls
Formation
Alteration
Paleovalley
Reactivated basement faults
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
Ore
0
100 m
C
Collins Bay
Quaternary
MF
Unconformity ore
Alteration halo
Paleoproterozoic Wollaston Supergroup paragneiss
Hanging-wall ore lenses
Ore
Archean granitoid gneiss
Collins Bay Thrust
Eagle Point Fault
0
100 m

B - Examples of three end points for morphology of unconformity associated uranium deposits and associated alteration halos

CanAlaska Uranium Ltd.

Lake Athabasca Project

Deposit Models

After: Jefferson et. al., 2006			Fig No: 6
Date: May 14, 2010	Drawn by: AS	Report: LAA2009-02

Figure 6. Unconformity associated uranium deposit models.

Beaverlodge District structurally hosted uranium deposits

6.1.1

Vein hosted deposits

The Beaverlodge District (centred on Uranium City) produced approximately 70.25 million pounds of U3O8 from ore averaging approximately 0.23% U3O8 prior to 1982 (Trueman, 2006) or 65.6 million pounds of U3O8 between 1953 and 1982 (Delaney, 2006).

One of the two major deposits in the camp was the Eldorado Beaverlodge (Fay-Ace-Verna) mine and at this locality pitchblende occurs in veins and breccia-fillings hosted chiefly in meta-pelitic basement rocks spatially associated with a regional scale St. Louie fault.  Ore was mined as deep as 1600 metres vertically below present surface and mineralisation may extend deeper.  Total production from the Eldorado Fay-Ace-Verna complex and a number of lesser deposits of similar mineralogy and geological setting was approximately 51 million pounds of U3O8 (Trueman, 2006).  All of the vein hosted deposits are spatially associated with un-metamorphosed conglomerate, arkose and basalt of the fault-bounded mid-Proterozoic aged Martin Formation (Jefferson et. al., 2007).

6.1.2

Gunnar deposit

The Gunnar mine was developed on the other large deposit in the Beaverlodge District camp.  Ore at Gunnar was produced from a pipe-like body that while not fault hosted was spatially associated with the intersection of district scale structures.  The host rock for the deposit was an albitized and carbonatized granite.  Total production from the Gunmner ore body was approximately 19.25 million pounds of U3O8 at an average grade of 0.18% (Trueman, 2006).

7.0

MINERALISATION

Both Athabasca Group and Murmac Bay Group hosted uranium mineralisation occur within the Lake Athabasca Property boundaries.

7.1

Sandstone hosted mineralisation

7.1.1

Stewart Island deposits

The most significant of the Athabasca Group hosted uranium occurrences on the LAA property are the Stewart Island Uranium showings (SMDI # 1254) which consist of the “Main Zone” and three subsidiary deposits of pitchblende hosted in sandstone that unconformable overlies quartzite of the Murmac Bay Group.

Pitchblende in the Main Zone occurs as blebs, fracture coatings and interstitial cement and is accompanied by hematite, goethite, calcite, secondary quartz, minor enrichments of Fe, Pb, Mo, Cu, Ni, Co, Cr, Sr, Zr, and Ba.  A bleached aureole of illite and kaolinite surrounds the deposit.  Directly north of this locality is an east-southeast trending scarp that is the surface expression fault offset or paleo-topographic high in the unconformity.  This feature runs the length of Stewart Island and in the vicinity of the deposits places the basement quartzite structurally above the adjacent sandstone hosted mineralisation.  Isolated, locally “off scale” radiometric anomalies occur along this countenance over a 1.5 kilometre strike length to the east of the deposit and a somewhat lesser distance to the west.  The area of this scarp remains prospective for the discovery of additional uranium mineralisation.

The three deposits adjacent to the Main Zone are mineralogical similar and collectively the Saskatchewan Mineral Deposit Index and Skerl (1969) list these occurrences as containing “Reserves” of 2,561 tons grading 0.47% U3O8; 88% of which is hosted in the Main Zone.  The reserves listed above fall under the National Instrument 43-101 definition of a “historic estimate” meaning that the calculations were prepared prior to the February 1st, 2001 implementation of NI 43-101 and do not conform to NI 43-101 standards.  However, this data is included in this report for reference, and to give an indication of the type and tenor of the Athabasca Group sandstone hosted mineralisation that has been discovered on the LAA claim blocks.

7.1.2

Johnston Island showings

The Johnston Island NW & SW uranium showings (SMDI # 2075) located at the west end of Johnston Island comprise additional Athabasca Group hosted mineralisation underlying the LAA property.  Pitchblende here occurs in small lenses and pods and along fractures with various other uranium oxides as well as base metals, base metal oxides, native copper and specular hematite.  The Johnston Island showings have been correlated with an underwater radiometric anomaly that extends approximately 1 kilometre to the northwest of the Island and collectively these showings have been tested by ≥35 diamond drill holes.

7.1.3

Grouse Island showing

Anomalous radioactivity accompanied by silicification and dravite hosted in locally vuggy and brecciated sandstone is located near the south-west shoreline of Grouse Island.  This alteration and mineralisation is situated approximately 200 metres above the Athabasca Group unconformity and appears to represent a ‘perched’ sandstone style of mineralisation hitherto not commonly documented in the Athabasca Basin.  Alternatively, two drill holes targeting the area of this mineralisation and completed by CanAlaska during the winter of 2007 intersected illite (± dravite and chlorite) dominated clay alteration throughout their respective sections.  This type of clay alteration, and an interpreted fault on the section formed by these two drill holes, may be part of a genetic link between the mineralisation mapped on surface and the hydrothermal processes responsible for the formation of unconformity style mineralisation (Figure 85 and section 8.6.1).

7.2

Basement hosted mineralisation and alteration

The basement section of the LAA Property is also host to both uraniferous showings and to zones of alteration with no known uranium mineralisation.  These include SMDI occurrences 1208, 1252, 1253, 1280 and 2076 and a number of other historically know showings; the SMDI occurrences and many of the showings of which have been visited by this author.  Figure 8 shows the locations and results from sampling conducted by the author and Appendix 1 contains descriptions and results from this sampling. All the 2009 property exam samples submitted for analysis were collected from basement hosted occurrences.

Generally, basement hosted uranium occurrences on the LAA Property consist of vein/fracture hosted pitchblende and/or other uranium oxides ± base metals, ± calcite accompanied by vein hematite and hematite alteration of the surrounding wall rock.  Figure 7 depicts the locality of one of these occurrences located in the interior of Mitchell Island.  Visible in the photograph is ‘rusty’ red hematite altered wall rock that has been excavated from a trench sunk on a hematite-chlorite ± pitchblende vein.  Sample number PD041 from this locality returned 1.44% U3O8 (Appendix 2).

Figure 7. Brick red hematite alteration associated with uraniferous vein occurrence.

‘Gunnar Mine style’ carbonate-hematite alteration has been mapped on the LAA property in a number of locations (Bell, 1959).  These include a small island situated directly east of Duffy Island where a zone lies adjacent to and trends parallel to the St Mary’s Channel Fault.  Other localities with greater than hundreds of square metres scale alteration with Gunnar ‘affinities’ include a series of outcrops on Hilyard Island directly east of Blair Channel, outcrops along the north shore of Duffy Island and on the unnamed island directly east of Duffy, outcrop on the west end of a small unnamed island in Nunim Channel and SMDI occurrence number 1253.

In addition to the above occurrences, a boulder returning 0.26% U3O8 and exhibiting the same type of alteration and mineralisation as that seen at the Gunnar mine was located on Assaf Island during this authors visit to the LAA property1.

1 Uranium values shown as percent U3O8 and have been calculated from analysis results reported in ppm U by multiplying U ppm times a conversion factor of 0.0001179.

109°0'0"W
276000
280000
Gunnar
PD061, 49.7
PD067, 2521.6
PD063, 2173.1
PD048, 16.1
PD047, 7.9
PD040, 1.48%
PD045, 65.5
PD043, 458.1
PD053, 559.9
PD055, 0.49%
PD029, 6.4
PD052, 157.3
PD041, 1.12%
PD039, 2617.2
PD068, 1662.4
PD023, 49.7
PD065, 19.1
PD032, 26.3
PD024, 1168.8
PD033, 649.5
PD009, 8.7
PD008, 23.3
PD072, 25.7
PD073, 661.1
PD074, 5
109°0'0"W
276000
280000

Legend

Rock Samples (Sample ID, Result)

U (ppm)

- >4000.0 *
- 2000.1 - 4000
- 1000.1 - 2000.0
- 400.1 - 1000.0
- 86.3 - 400.0
- 5.0 - 86.2
- Uranium_Deposits
- Claim

* Note: Samples with > 4000 ppm U are labelled with U_3O_8%

0 0.5 1 2
Kilometers

CanAlaska Uranium Ltd.

Lake Athabasca Project

2009 Property Visit Rock Samples Locations and Results

UTM NAD 83, Zone 13		NTS: 074N-06/07	Fig No: 8
Date: Feb 17, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 8. Lake Athabasca Property visit sample locations and results.

8.0

EXPLORATION

CanAlaska Uranium Ltd. has conducted airborne and ground geophysical surveys, three bathymetric surveys, geologic mapping, rock, soil and lake sediment geochemical sampling and diamond drilling on the Lake Athabasca claim blocks.  This work began in March 2005 and continuing through to March 2008 and is summarized in Table 4.

Table 4.  Summary of exploration carried by CanAlaska Uranium Ltd.

Date	Work performed	Contractor
March – April 2005	VTEM I airborne EM and magnetic survey	Geotech Ltd.
August – Sept 2005	MEGATEM airborne EM & magnetic survey	Fugro Airborne Services
March – April 2006	3D Resistivity and Max-Min survey Mahood Isl. grid	SJ Geophysics Ltd.
June – Sept 2006	Bathymetric and acoustic subsurface profiling	Frontier Geosciences Inc.
October 2006	VTEM II airborne EM and magnetic survey	Geotech Ltd.
January – March 2007	Pole-Pole DC resistivity survey; 3 grids, Mahood-Grouse islands area.	Discovery Geophysics Inc.
April – June 2007	7 hole, 1,525 metre drill program	Titan Drilling Ltd.
June – July, 2007	Prospecting and historical showing examinations	CanAlaska
June – Sept 2007	Bathymetric and acoustic subsurface profiling	Frontier Geosciences Inc.
January 10 to February 17 2008,	Pole-dipole DC-resistivity survey over three grids, Hilyard-Mitchell W Johnston Isls. areas	Discovery Geophysics
Feb – March 2008	8 hole, 1,513 metre drill program	Cyr Drilling
March 1 – 3, 2008	VTEM III airborne EM and magnetic survey	Geotech Ltd.
July – August, 2008	Bathymetric and acoustic sub-bottom profiling Mahood Isl. Area.	Frontier Geosciences Inc.

8.1

Airborne geophysical surveys

Three helicopter borne time-domain EM (VTEM) and magnetic surveys covering adjacent portions of the Lake Athabasca project area have been undertaken, all by a Geotech Ltd. of Markham Ontario.  The first survey (dubbed VTEM I) took place between March 23rd and April 1st, 2005, the second (dubbed VTEM II) between October 17th and October 21st, 2006 and the final (dubbed VTEM III) between March 1st and March 3rd, 2008.  These surveys covered portions of the area of the Crackingstone Islands, namely Mitchell, Johnston, Stewart and Grouse and the intervening waterways, portions of Black Bay and environs and the head of Black Bay respectively.  The first two VTEM surveys bracketed a MEGATEM (electromagnetic) and magnetic survey flown by Fugro Airborne Surveys of Ottawa Ontario between August 9th and September 16th, 2005.  The MEGATEM survey overflew much of the lake covered southern portions of the Lake Athabasca Project claim block.

Interpretation and target picking from the VTEM I, VTEM II and GEOTEM and magnetic surveys was undertaken by Condor Consulting (Witherly, 2006 and Irvine, 2007a and 2007b) and Figure 17 shows these zones superimposed over a stitched AdTau1 image from these surveys.  Interpretation and targets developed from the VTEM III survey were undertaken in-house by CanAlaska Uranium Ltd. (Marquis and Schimann, 2009)

Table 5 lists general locations and survey parameters for the three Lake Athabasca VTEM surveys and one MEGATEM survey completed to date.

Table 5. Airborne EM  survey specifications.

Line spacing	Line km	Approximate surveyed area (km2)	Flight direction
VTEM I - Cracking Stone Islands (2005)
400 metre lines	901.2	360.1	N 60º W - lines
2000 metre ties	174.3		N 30º E - ties
400 metre lines	901.2	360.1	N 60º W - lines
2000 metre ties	174.3		N 30º E - ties
MEGATEM – south and west of the Cracking Stone Islands (2005)
400 metre lines	Total 1659 km		N 50º W lines
4000 metre ties			N 037º E ties
VTEM II - Block 1 Black Bay, St Mary’s Channel (2006)
200 and 400 metre lines	1060.3	349.4	N 145º E
4000 metre ties	91.1		N 55º E
VTEM II - Block 2 Stewart Island SMDI 1254 (2006)
200 metre lines	59.6	11.5	N 1º E
VTEM III - Top of Black Bay - Bushel area (2007)
300 metre lines	111.4	31.7	N 144º E
3000 metre ties	11.4

1 The AdTau value is a semi-quantitative measure of the conductivity of the subsurface and is calculated from the decay rate of the electromagnetic response for the latest time channels above a given noise level.  The decay will be rapid for resistive areas resulting in low AdTau values; conversely decay will be slow in the presence of conductors and result in high values.

In resistive areas, this results in the early channels being used, while in conductive zones, the late channels are generally utilized.  This method contrasts with other commonly used methods that employ a fixed set of EM channels.

8.1.1

Airborne Magnetic Surveys

Magnetic data was collected during the MEGATEM and each of the three VTEM surveys.  The magnetometers used during these respective surveys were of similar design and sensitivity and with minimal processing both Total Magnetic (TMI) and Vertical Derivative images were produced from the combined results of all four surveys (Figure 9 and Figure 10).

Some of the geologic features that can be discriminated from this image include:

1.

The trace of the regional scale Black and Jug Bay faults from their position along the shoreline of Black Bay southwest beneath Lake Athabasca and across the Lake Athabasca project claim block.

2.

The convex shape of a magnetic high visible in the area of the western ends of Mitchell and Johnston Islands reflecting the distribution of Murmac Bay Group granite and orthogneiss.

3.

Prominent magnetic lineaments are also shown trending across the area between Johnston Island and Grouse Island.  This pattern follows the trace of mafic volcanic rocks of the Murmac Bay Group and the structures that bound this package.  These structures are rooted at their western extent in the Black Bay Fault and have a similar orientation to structures interpreted to be genetically related to mineralisation in the Beaverlodge District.

109°30'0"W
109°0'0"W
240000
260000
280000
59°30'0"N
6600000
6580000

AB
SK

0 3.75 7.5 15

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Composite TMI Mag

UTM NAD 83, Zone 13	NTS: 074N		Fig No: 9
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 9. Composite TMI magnetic image on regional magnetic fabric.

240000
109°30'0"W
260000
109°0'0"W
280000
59°30'0"N
6600000
6580000

AB
SK

0 3.75 7.5 15
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Composite Vertical Derivative Mag

UTM NAD 83, Zone 13	NTS: 074N		Fig No: 10
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 10. Composite vertical derivative magnetic image on regional magnetic fabric.

8.1.2

VTEM I survey

Condor Consulting examined the data from the VTEM I survey and defined three categories of conductors; two of which constitute potential exploration targets (Witherly, 2006).

1.

The interpreted EM signature of lake sediments display as a thin, very-near surface response on the conductivity depth sections (CDS).  This response occurs on virtually every line flow in the survey and an example is shown in Figure 11.

2.

Unconformity related Semi-Horizontal Conductors (SHC) are generally wide, flat-lying conductive zones that are centred on the unconformity surface.   These conductors show a considerable variety in shape and maybe either continuous or broken up, and may undulate above and below the plane of the unconformity.  An example of an SHC hosted at the unconformity is shown in Figure 12 while and example of a sub-unconformity SHC is shown in Figure 13.

3.

Stand alone discrete conductors are located at or below the unconformity and maybe strong or weak.  A subset of this category occurs as “hot spots” within larger semi-horizontal conductors.  Examples of each of these types of conductors are shown in Figure 14, Figure 15 and Figure 16.

Witherly (2006) observed that the hook or ‘hockey stick’ like strong AdTau feature displays considerably higher AdTau than the surrounding features shown in Figure 17 and as a result, appears to be uniformly conductive.  However, by using a different color stretch (Figure 18) specifically for this anomaly Witherly was able to define interior details within that feature that were otherwise impossible to discern.  Four Target Zones (the HS series of targets in Figure 17 and Figure 18) were subsequently developed from this AdTau feature. Overall Semi-horizontal conductors correlate closely (but not precisely) with green or brighter colours (≥0.2 ms) of the plan view AdTau image shown in Figure 18.

Line L2270 >>> Z Channels 3 - 27
EM Response
pT/Am**4
5
1
0.1
0.01
0
280000
282000

Line L2270 >>> AirSTEM Conductivity Depth Section with EM Bird Flight Path lake sediment response
Unconformity
(extrapolated)
Elevation (m)
400
200
0
-200
-400
-600
280000
282000
5000
1000
100
0
ohm m

0
0.5
1
2
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM Example

After: LAAP Report, Condor, 2005		Fig No: 11
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 11. VTEM example of conductive response of lake sediments.

Line L2350 >>> Z Channels 3 - 27
pT/Am**4
5
1
0.1
0.01
0
-0.01
276000
278000
280000
282000
Line L2350 >>> AirSTEM Conductivity Depth Section with EM Bird Flight Path
Elevation (m)
400
200
0
-200
-400
-600
276000
278000
280000
282000

0 0.5 1 2
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM / SHC: At Unconformity

After: LAAP Report, Condor, 2005			Fig No: 12
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 12. VTEM I SHC spatially associated with unconformity.

Line L2140 <<<   Z Channels 3 - 27
5
1
0.1
0.01
0
pT/Am**4
286000
288000

Line L2140 <<<   AirSTEM Conductivity Depth Section with EM Bird Flight Path
400
200
0
-200
-400
-600
Elevation (m)
286000
288000

0
0.25
0.5
1
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I SHC: Below Unconformity

After: LAAP Report, Condor, 2005		Fig No: 13
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 13. VTEM I SHC located below the unconformity surface.

Line L2270 >>> Z Channels 3 - 27
EM Response
pT/Am**4
5
1
0.1
0.01
0
282000
284000
Line L2270 >>> AirSTEM Conductivity Depth Section with EM Bird/Flight Path
Weak conductor
Unconformity
(extrapolated)
Elevation (m)
400
200
0
-200
-400
-600
282000
284000
5000
1000
100
0
ohm m

0 0.25 0.5 1

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM / SHC: Weak Conducter

After: LAAP Report, Condor, 2005			Fig No:
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02	14

Figure 14. VTEM I weak discrete stand alone conductor

Line L2140 <<< Z Channels 3 - 27
EM Response
B
pT/Am**4
5
1
0.1
0.01
0
282000
Line L2140 <<< AirSTEM Conductivity Depth Section with EM Bird Flight Path
Elevation (m)
400
200
0
-200
-400
-600
Unconformity
(extrapolated)
5000
1000
100
0
ohm m
282000
0 0.25 0.5 1
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I SHC: Strong Conducter

After: LAAP Report, Condor, 2005			Fig No: 15
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 15. VTEM I strong discrete stand alone conductor.

A
274000
276000

0 0.5 1 2

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I: Weak Conducter in SHC

After: LAAP Report, Condor, 2005		Fig No: 16
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 16. VTEM I weak discrete conductor hosted within broad, weaker still semi-horizontal conductor.

West Conductor
East Conductor
Projected Black Bay Fault
HS1
HS2
HS3
HS4
250000
255000
260000
265000
270000
275000
280000
285000
290000
6605000
6600000
6595000
6590000
6585000
6580000
6575000
6570000
6565000

Legend

- Projected Black Bay Fault
- VTEM I Target Zones
- VTEM II Target Zones
- VTEM III Target Zones
- Megtem Target Zones
- CanAlaska Claims

0 2.5 5 10

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Stitched AdTau with Target Zones from VTEM I, II, III and MEGATEM surveys

UTM NAD 83, Zone 13	NTS: 074N		Fig No: 17
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 17. Stitched AdTau image and target zones from VTEM I, VTEM II, VTEM III and MEGATEM surveys.

265000
270000
275000
280000
285000
6585000
6580000
6575000
HS1
HS2
HS3
HS4
A
B
C
D
E
F
G
H
I
J
K
L

Legend

- Rank 1 - strong discrete SPR-DPR response
- Rank 2 - weak-mod discrete response
- Negative response (interpreted contacts)
- Lake_Sediments
- Zones of negative response (IP effect)
- Target Zones
- CanAlaska Claims
- Diamond Drill Holes

0 2.5 5 10
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I: Semi-Horizontal Conducters on AdTau

After: LAAP Report, Condor, 2005		Fig No: 18
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 18. Distribution of Semi-Horizontal VTEM I Conductors on AdTau.

8.1.2.1

VTEM I target zones

Target zones covering the types of VTEM conductors described above have been defined, the depth to the unconformity estimated and the zones ranked as priority 1, 2 or 3 using various criteria.  The locations of these zones are shown in Figure 17.

VTEM I Target Zone A

This target consists of a weak stand alone two-line conductor situated at or just below the unconformity which at this point is interpreted to be 450 metres below the surface of Lake Athabasca.  The conductor lies adjacent to the Black Bay fault 5 kilometres west of the south-western most of the Crackingstone Islands and is spatially associated with a ‘spur’ that juts off of a sinuous east-west trending magnetic lineament traceable over the central portion of the west half of the VTEM 1 survey grid (Figure 17).

This conductor is a priority 2 target.

VTEM I Target Zone B

Target Zone B lies approximately 5 kilometres west of Welsh island and covers a weak single line conductor situated below the interpreted depth of the unconformity at 430 metres below lake level (Figure 20).  The feature is a localized zone of higher conductance located at the eastern edge of an east dipping Semi-Horizontal Conductor.  Like conductor A, this feature also lies at the edge of the magnetic lineament low expression of the Black Bay fault.

Target Zone B comprises a priority 2 target.

Figure 19. VTEM 1 Target Zone A.

Figure 20. VTEM 1 Target Zone B.

VTEM I Target Zone C

Target zone C is located approximately 2 kilometres east of target zone A and is a discrete conductor appears on two lines and is interpreted to be centred approximately 500 metres below the surface and approximately 300 metres below the unconformity (Figure 21).  Condor has given this feature a priority 2 rating.

The conductor that comprises this target zone lies within the magnetic lineament that defines the Black Bay Fault.  Normal dip slip and strike slip displacements on a hundred’s of metre scale have occurred along this structure and it is likely that the depths to the unconformity in the vicinity of target zone C are considerable deeper directly northwest of the target than they are to the southeast of the target.

VTEM I Target Zone D

Target zone D (Figure 22) lies directly east of target zone C and west of Welsh Island and is located on an approximately 3.5 kilometre long, stand alone, high AdTau anomaly that coincidental with a magnetic high.  The trace of this zone lies immediately southwest and near parallel to the Black Bay Fault magnetic lineament.   The depth to the unconformity at the centre of this anomaly is hypothesized to be 250 metres.

Condor has assigned a priority 1 rating to this target.

Figure 21. VTEM 1 Target Zone C.

Figure 22. VTEM 1 Target Zone D.

VTEM I Target Zone E

Target zone E (Figure 23) lies approximately 3 kilometres south of the southern most tip (or ‘heal’) of Johnston Island.  The zone covers a stand alone conductor showing a double peak style response indicative of a narrow vertically dipping response.  The magnetic response inside the target area is also unusual in that the area covers a bifurcation in what is otherwise a long linear magnetic response.

Target zone E has a priority 1 rating.

VTEM I Target Zone F

Target Zone F lies off shore of Stewart Island approximately one kilometre south of the Stewart Island Uranium Deposits.  The conductor in this target zone has a 5.6 kilometre strike and a variable AdTau response.  Figure 24 shows a CDS from line 2240 which indicates a semi-horizontal conductive response located just below the unconformity.  This Target Zone closely parallels a property scale magnetic lineament.

The eastern half of TZ F lies approximately one kilometre south of Stewart Island Uranium Deposits and parallels the east-west striking structure that is spatially associated with these deposits (Section 7.0).

The area of Target Zone F was also partly over flown by the VTEM II survey (Target Zone O, Section 8.1.4.1) and Irvine (2007a) agreed with Witherly (2006) that this Target Zone is a priority 1 target.

E
E

AdTau

ZS_tilt

L2350

Legend

- Rank 1 - strong discrete SPR-DPR response
- Rank 2 - weak-mod discrete reponse
- ± Negative response (interpreted contacts)
- Lake Sediments
- Broad zones of conductivity (typically in basement)
- Zones of negative response (IP effect)
- Claim boundary
- Diamond drilling

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I: Target Zone E

After: LAAP Report, Condor, 2005			Fig No: 23
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 23. VTEM 1 Target Zone E.

G
F
L2240
280

Legend

- Rank 1 - strong discrete SPR-DPR response
- Rank 2 - weak-mod discrete reponse
- Negative response (interpreted contacts)
- Lake Sediments
- Broad zones of conductivity (typically in basement)
- Zones of negative response (IP effect)
- Claim boundary
- Diamond drilling

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM I: Target Zone F

After: LAAP Report, Condor, 2005		Fig No: 24
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 24. VTEM 1 Target Zone F.

VTEM I Target Zone G

Target Zone G lies 1.5 kilometres off of the south-western shore of Stewart Island directly north of the western portion of Target Zone F and its accompanying magnetic lineament.  TZ G is a 3 line conductor, the strike of which is interpreted to be somewhat discordant to the strike of that magnetic lineament (Figure 25).  Target Zone G is interpreted to lie approximately 250 metres below the unconformity and Witherly (2006) has assigned it a priority 1 rating.

Target Zone G also lies in the area covered by the VTEM II survey (Section 8.1.4.1) and Irvine (2007a) assigned it a priority 2 rating.

VTEM I Target Zone H

Target zone H is situated inland on Johnston Island just north of Heinen Bay in an area underlain by Murmac Bay Group quartzite.  The conductor is a sharp, dominantly single line feature that had been given a priority 2 rating (Figure 26).  This target has been investigated on the ground by prospecting and a 109 sample soil geochemical survey; the results for which returned a maximum of 5.1 ppm U (Section 8.5.3).

Figure 25. VTEM 1 target zone G.

Figure 26. VTEM 1 target zone H.

VTEM I Target Zone I

Target zone I is a semi-horizontal conductor that in part underlies the western portion of Grouse Island.  The top of the conductor is located directly above the unconformity in an area of subdued magnetic response and the target has been given a priority 2 rating (Figure 27).

VTEM I Target Zone J

Target zone J lies one kilometre off the southern shore of Grouse Island and consists of a single line feature located approximately 220 metres below the unconformity (Figure 28).  The anomaly lies on the magnetic gradients that trace out a 2.5 kilometre long magnetic high and has been rated a priority 3 target.

VTEM I Target Zone K

Target zone K extends over 5 lines beginning ½ kilometres north of Foster Island and this conductor parallels a magnetic low in the area (Figure 29).  The conductor top is hypothesized to be located approximately 175 metres below the unconformity and this target has a priority 2 rating.

VTEM I Target Zone L

Located 1.5 kilometres west of Long Island, Target Zone L has a two line (~800 metre) strike length and has been interpreted to lie just below the unconformity (Figure 30).  The zone also lays in a subtle magnetic lineament that maybe the expression of a north-northeast trending fault.  The zone has earned a priority 2 rating.

Target Zone L was also covered by the Lake Athabasca Project MEGATEM survey which shows this conductor extends over 6 kilometres to the southwest of the VTEM survey grid.  Depth to the unconformity was interpreted to be 460 metres at the north end of this anomaly, an interpretation that from that provided in the Condor VTEM interpretive report.  This MEGATEM conductor received a priority 1 rating.

Figure 27. VTEM 1 target zone I.

Figure 28. VTEM 1 target zone J.

Figure 29. VTEM 1 target zone K.

Figure 30. VTEM 1 target zone L.

VTEM I Target Zone HS-1

Target Zone HS-1 is a very strong semi-horizontal conductor located approximately 100 metres below the unconformity just off the northwest tip of Johnston Island (Figure 31).  The general area of the conductor includes the Johnston Island NW and SW uranium showings (SMDI #2075) which collectively have been the target of at least 35 drill holes, however, only two of these holes (LAO-07 and LAO-13) were drilled deep enough to potentially test the conductor and both of these holes were located well away from the conductor axis

Target zone HS-1 is also located in a magnetic lineament and is a priority 1 target.

VTEM I Target Zone HS-2

Target Zone HS-2 lies off of the southern most tip of Johnston Island and consists of a one line strong EM response located on the flank of a magnetic high (Figure 32).  The interpreted top of the conductor lies approximately 320 metres below the unconformity and the zone is a priority 3 target.

VTEM I Target Zone HS-3

Target Zone HS-3 lies off of Barritt Bay and shows up as a strong five line conductor; the interpreted top of which lies approximately 320 metres below the unconformity (Figure 33).  The conductor is coincidental with a magnetic low.  Four diamond drill holes located in this area lie ½ to 1½ kilometres east of this zone.

VTEM I Target Zone HS-4

Target Zone HS-4 consists of a small AdTau response located approximately 260 metres below the unconformity in an area of nondescript magnetic response (Figure 34). The zone lies off the south shore of Mahood Island and has a priority 2 rating.

Figure 31. VTEM 1 target zone HS-1.

Figure 32. VTEM 1 target zone HS-2.

Figure 33. VTEM 1 target zone HS-3.

Figure 34. VTEM 1 target zone HS-4.

8.1.2.2

VTEM I survey - summary of results.

Of the sixteen Target Zones selected by Irvine (2007a), six have been categorized as Priority 1, ten as Priority 2 and one as a Priority 3 target.  These results are summarized in Table 6.

Table 6. VTEM I target rankings.

Ranking	Target Zone
Priority 1 targets	D, E, F, K, HS-1, HS-3
Priority 2 targets	A, B, C, G, H, I, L, HS-2, HS-4
Priority 3 targets	J

8.1.3

MEGATEM survey

The Fugro MEGATEM electromagnetic and magnetic survey resulted in the acquisition of 1856 line-kilometres of data.  The area of the survey is entirely underlain by water except for the approximately 3 square kilometre Long Island which lies at the eastern end of the surveyed block.  Specific survey parameters are contained in Table 5.

The MEGATEM survey overflew a large area, some of which now lies outside LAA claim blocks.  The analyses and interpretation of the data collected was undertaken by Condor Consulting Inc. whom recognized the signature of conductive lake bottom sediments and four basement style conductors underlying the current portions of the LAA claim block that are coincidental with the MEGATEM survey.

These two styles of conductors are summarized as follows.

1.

Lake bottom sediments produce a near surface, zero to greater than 100 metre thick layer of conductivity that extends throughout the surveyed area (Figure 35).

2.

Basement conductors are interpreted to lie below the predicted unconformity depth though the tops of these conductors extend to the unconformity.  Basement conductors maybe of any orientation ranging from flat lying to vertically dipping (Figure 36).

Line L100101 <<< dBdT Z Ch 6-20
pT/s
1000000
100000
10000
1000
155000
156000
157000
158000
159000
160000
Line L100101 <<< LEI CDS Predicted UC - dashed black line DOI - red line
Lake bottom sediments
Predicted unconformity
Depth of investigation
Elev m
ohm-m

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM
Lake Bottom Sediment Conductors

After: Athabaska Megatem Condor Report, 2005			Fig No: 35
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 35. MEGATEM conductor attributed to lake bottom sediments.

Line L203201 >>> Athabasca MEGATEM dBdT profiles
pT/s
Line L203201 >>> LEI CDS Predicted UC shown as dashed black line Depth of Investigation shown as dashed orange line
UC-related conductor
Predicted unconformity
Depth of investigation
Elev m
ohm-m
X_NAD83

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM
Basement Hosted Conductor

After: Athabaska Megatem Condor Report, 2005			Fig No: 36
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 36. MEGATEM basement hosted conductor.

8.1.3.1

MEGATEM target areas

Condor Consulting analysed the processing outcomes and from their examination defined target areas.  All of the targets lying within current Lake Athabasca claim blocks were ranked as priority two targets and Figure 37 through to Figure 39 show the locations of these target areas on plan view images of residual magnetic image (RMI), ZS_Tilt, and AdTau.   Figure 40 through to Figure 43 show conductivity depth sections through the conductors comprising the targets together with the conductivity profile from the line in the anomaly that exemplifies the ‘best’ response.

The MEGATEM survey overflew areas that now lie outside the Lake Athabasca claim blocks and targets developed from that data are not considered in this report.

MEGATEM Target Zone A

MEGATEM Target Zone A has a strike length of over 12 kilometres and lies along the extrapolated trend of the Black Bay fault as it strikes out beneath Lake Athabasca.  The conductors comprising this target area are interpreted as a mix of unconformity and basement hosted and are for the most part weak though shows the Conductive Depth Section (CDS) and dB/dT decay curves from line 204701 (red line Figure 40) comprises one of the better responses from this target.   The depth to the Athabasca Group unconformity shown CDS is interpreted to be approximately 280 metres on the east side and in the range of 700 metres on the west side of the Black Bay/Jug Bay fault system.  This offset (show by the black dotted line in Figure 40) is almost certainly abrupt and steeply dipping though it is shown as a curve due to its being interpreted from contours on a plan map.

Though conductors comprising this target zone are generally weak, the proximity zone to the Black Bay fault and possible subsidiary structures upgrades the prospectively of this target area.  Overall Condor gave this zone a priority 2 designation.

240000
260000
280000
6580000
71
-69
-129
-181
-215
-238
-283
-348
-408
-435
nT
0 2.5 5 10
Kilometres
A
B
C
D

Fig No 37: MEGATEM Target Areas on RMI image

240000
260000
280000
6580000
71
-69
-129
-181
-215
-238
-283
-348
-408
-435
nT
0 2.5 5 10
Kilometres
A
B
C
D

Fig No 38: MEGATEM Target Areas on Sun Shaded ZS Tilt image

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted Faults
- Target Zones
- Current Claim Boundaries

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM
Target Areas and Conductors

After: Athabaska Megatem Condor Report, 2005			Fig No: 37 & 38
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

240000
260000
280000
6580000
1.4
1.3
1.2
1.2
1.1
0.9
0.8
0.7
0.6
0.5
ms
A
B
C
D

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted_Faults
- Target_Zones
- Current Claim Boundaries

0 2.5 5 10
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM Target Areas and Conductors on AdTau image

After: Athabaska Megatem Condor Report, 2005		Fig No: 39
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 39. MEGATEM target areas on AdTau.

A

AdTau

A

Tilt derivative

Line L204701 <<< Athabasca MEGATEM dBdT profiles
pT/s
Line L204701 <<< BField profiles
fT
Line L204701 <<< Adtau from dBdT (threshold 2000 pT/s)
ms
Line L204701 <<< Adtau from BField (threshold 2000 fT)
ms
Line L204701 <<< LEI CDS Predicted UC shown as dashed bl
Bev m

Example MultiPlot (line shown in red on images)

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted Faults
- Target Zones
- Current Claim Boundaries

0 2.5 5 10
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM Target Zone A

After: Athabaska Megatem Condor Report, 2005		Fig No: 40
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 40. MEGATEM Target Zone A.

MEGATEM Target Zone B

MEGATEM Target Zone B covers a basement conductor that has an approximately 2 kilometre strike length (Figure 41).  It is weak but grades to moderate strength at its southern most end and may strike off the survey grid at its northern most extent.  The predicted depth to the unconformity, also at the conductor’s northern extent is 230 metres. The area of this target zone is a magnetic high, though the zone itself covers a localized magnetic low lineament.  This lineament maybe the expression of an east-west striking fault that is rooted in the Black Bay/Jug Bay fault system and Target Zone A, both of which lie directly to the west.

Target Zone B has been given a priority 2 rating.

MEGATEM Target Zone C

This Target Zone strikes for over 6 kilometres, consists of moderate basement conductors that trend from the southwest of off the LAA claim block northeast out of the survey area.  Unconformity depths are interpreted to vary from 460 metres in the north to 540 metres in the south.  The area of the conductor is a magnetic low, which probably reflects the presence of basement metasedimentary rocks, and a magnetic lineament interpreted fault strikes through this target area (Figure 42).

This conductor is interpreted to be hosted in favourable basement rocks and interpreted to be nearby a structure.  Collectively these features combine to elevate this zone to a priority 1 target.

An anomaly designated target zone L was also detected in this area by the LAA VTEM I survey.  The VTEM I anomaly covers the east-northeast end of this target zone C and was interpreted as a basement hosted conductor hosted in a magnetic lineament.  It received a priority 2 rating.

B

AdTau

B

Tilt derivative

Line L205101 <<< Athabasca MEGATEM dBdT profiles
pT/s
Line L205101 <<< BField profiles
fT
Line L205101 <<< Adtau from dBdT (threshold 2000 pT/s)
ms
Line L205101 <<< Adtau from BField (threshold 2000 fT)
ms
Line L205101 <<< LEI CDS Predicted UC shown as dashe
Elev m
ohm-m
X_NAD83

Example MultiPlot
(line shown in red on images)

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted Faults
- Target Zones
- Current Claim Boundaries

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM Target Zone B

After: Athabaska Megatem Condor Report, 2005			Fig No: 41
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 41. MEGATEM target zone B.

C

AdTau

C

Tilt derivative

Line L205401 >>> Athabasca MEGATEM dBdT profiles
pT/s
Line L205401 >>> BField profiles
fT
Line L205401 >>> Adtau from dBdT (threshold 2000 pT/s)
ms
Line L205401 >>> Adtau from BField (threshold 2000 fT)
ms
Line L205401 >>> LEI CDS Predicted UC shown as dashed black lin
Elev m
ohm-m
X_NAD83

Example MultiPlot
(line shown in red on images)

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted Faults
- Target Zones
- Current Claim Boundaries

0 1.5 3 6
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM Target Zone C

After: Athabaska Megatem Condor Report, 2005		Fig No: 42
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 42. MEGATEM Target Zone C.

MEGATEM Target Zone D

MEGATEM Target Zone D (Figure 43) lies in an en echelon fashion to TZ C and also covers an area with a similar electromagnetic setting.  Also like TZ C, zone D appears to trend off the northwest area of the survey grid.  Including portions of the target zone that lie outside the claim block, this TZ has a strike length of over seven kilometres though most of the anomalies are weak.  The best response is near the northern extent of the zone where unconformity depth is interpreted to be at 460 metres.  TZ D lies on the flank of a magnetic high and is bounded to the south by an interpreted fault and to the west by a second interpreted structure.  Target Zone D has been designated as a priority 2 target.

The area of Target Zone D was also over flown by the LAA VTEM 1 survey though no anomalies were interpreted from this data in this area.

8.1.3.2

MEGATEM survey – conclusions

An examination of the August – September 2005 LAA project MEGATEM survey data resulted in the picking one “priority 1 target and of three “priority 2” targets within current Lake Athabasca claim blocks.  Additional targets were developed beneath Lake Athabasca to the south and west of the project area boundaries.

C
D

AdTau

C
D

Tilt derivative

Line L206801 >>> Athabasca MEGATEM dBdT pr
p T/s
Line L206801 >>> BField profiles
fT
Line L206801 >>> Adtau from dBdT (threshold 2(
ms
Line L206801 >>> Adtau from BField (threshold
ms
Line L206801 >>> LEI CDS Predicted UC shown
Elev m
ohm-m
X_NAD83

Example MultiPlot
(line shown in red on images)

Legend

- Deep-Sandstone Conductors
- UC-Related Conductors
- Moderate Basement Conductors
- Weak Basement Conductors
- Interpreted Faults
- Target Zones
- Current Claim Boundaries

0 1.5 3 6
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

MEGATEM Target Zone D

After: Athabaska Megatem Condor Report, 2005			Fig No: 43
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 43: MEGATEM target zone D.

8.1.4

VTEM II survey

The Geotech VTEM II electromagnetic and magnetic survey resulted in the acquisition of 1151.4 line-kilometres of data and covered 349.4 square kilometres.  Specific survey parameters are contained in Table 5.

Like the VTEM I and MEGATEM surveys, Condor Consulting undertook target selection from the VTEM II survey data (Irvine, 2007a).  As with earlier surveys, the signature of lake bottom sediment related conductors was recognized ( Figure 11) along with conductive responses that comprise potential exploration targets.   Three potential target types that show up in multiple target zones have been recognized. These include thin plate-like bodies that have been categorized as either Single Peak Responses (SPR) or Double Peak Responses (DPR) and ‘thick’ bodies that have been designated Wide Basement Conductors (WCB).  This latter category varies from less than a kilometre to several kilometres in width.

The asymmetry seen in the graphical profile of the DPR (Figure 44) can be used to estimate the dip of that conductive body (steep to the right or south in the example given), while the degree of dip is generally not determinable on SPR and WB Conductors; examples of which are shown in Figure 45 and Figure 46.

All of the conductors types described above are basement hosted.  A fourth target type recognized from the VTEM II survey has been interpreted as and designated an Intra Sandstone Conductor.  The sole examples of this conductor type occur within Target Zone A, and the salient features of this target are described in that section.

Line L7380 >>> VTEM Ch 130-8900 us
DPR conductor
pV/Am^4
270000
270500
271000
Line L7380 >>> CDS
Elev m
Predicted UC
ohm-m

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II:
Example of Double Peak Response

After: Lake Athabaska II VTEM Condor Report, 2006		Fig No: 44
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 44. Example of Double Peak Response (line 7440).

Line L7840 <<< VTEM Ch 130-8900 us
pV/Am^4
VerticalPosition
Line L7840 <<< CDS
Predicted UC
SPR conductor
Elev m
ohm-m

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II:
Example of Single Peak Response

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 45
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 45. Example of Single Peak Response (line 7840).

Line L7440 >>> VTEM Ch 130-8900 us
pV/Am^4
VerticalPosition
Line L7440 >>> CDS
Elev m
ohm-m
Lake bottom sediments
Predicted UC
Wide basement conductor
(moderate)

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Example of Wide Basement Conductor

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 46
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 46. Example of Wide Basement Conductor (line 7380).

8.1.4.1

VTEM II Target Zones

The VTEM II survey covered a large area, some of which now lies outside LAA claim blocks and only targets in areas lying within current Lake Athabasca claim blocks are considered in this report.  Figure 47 and Figure 48 show these target areas on Total Magnetic Image (TMI) and AdTau respectively Figure 49 through to Figure 63. VTE comprise plan views of the individual VTEM II target areas and show the type and strength of the conductive response on individual lines.  Also designated by triangles and/or dots is the interpreted trace of discrete targetable conductors within those target zones, while conductivity depth sections and EM channel profiles from the line in the anomaly that exemplifies the ‘best’ response round out the figures.

VTEM II Target Zone A

Lying in part off of the northern edge of claim block S108146 and located entirely over water, Target Zone A extends over approximately 3.8 kilometres and is comprised mostly of medium DPRs with one strong DPR. The conductors trace the length of a local magnetic depression within a broad TMI high (Figure 49). This Target Zone straddles the interpreted edge of the Athabasca Basin and the predicted depth to the unconformity at the south end of the area is approximately 130 metres. Only the southern most 900 metres of conductor comprising the target zone lies within CanAlaska ground.

Irvine (2007a) assigned a priority 2 rating to this target zone.

VTEM II Target Zone B

Also lying over water and in claim block S108146, Target Zone B (TZ B)consists of weak wide basement conductors on lines 7390 and 7400 (Figure 50).  There are no significant AdTau values associated with this target zone (peak AdTau of 0.9 ms is observed on L7400) and the lowest resistivity is approximately 800 ohm-m.  TZ B lies within a broad magnetic high within CanAlaska ground and the predicted depth to the unconformity is between 250-300 metres.

Irvine (2007a) assigned a priority 2 rating to this target zone.

260000
265000
270000
275000
280000
285000
290000
6605000
6600000
6595000
6590000
6585000
6580000
N
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
Projected Black Bay Fault
60109
59913
59867
59815
59763
59726
59697
59672
59653
59635
59622
59612
59603
59593
59575
59556
59534
59511
59487
nT

Legend

- Drill Holes
- Projected Black Bay Fault
- CanAlaska Claims

0 2.5 5 10

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Areas on TMI

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 47
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 47. VTEM II target areas on TMI.

260000
265000
270000
275000
280000
285000
290000
6605000
6600000
6595000
6590000
6585000
6580000
N
Projected Black Bay Fault
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
2.19
1.63
1.38
1.27
1.18
1.10
1.03
0.97
0.91
0.83
0.75
0.69
0.59
0.46
0.35
0.27
0.20
0.13
0.02
ms

Legend

- Drill Holes
- Projected Black Bay Fault
- CanAlaska Claims

0 2.5 5 10

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Areas on AdTau

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 48
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 48. VTEM II target areas on AdTau.

7250
7260
7270
7280
7290
7300
7310
7320
7330
7340
7350
7360
7370
7380
7390
7400
7410
7420
A

AdTau

Line L7330 <<< VTEM Ch 130-8900 us
DPR response
pV/Am^4
271500
272000
Line L7330 <<< CDS
Elev m
ohm-m

265000
270000
275000
7310
7320
7330
7340
7350
7360
7370
7380
7390
7400
7410
7420
A

TMI

Example Line 7330

Legend
Intra-Sandstone
Wide-Strong
Wide-Medium
Wide-Weak
CanAlaska Claims
SPR-Strong
SPR-Moderate
DPR-Strong
DPR-Moderate
0
1.25
2.5
5
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone A

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 49
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 49. VTEM II Target Zone A.

B
C
7340
7380
7380

AdTau

B
C
7340
7380
7380

TMI

Line L7400 >>> VTEM Ch 130-8900 us
pV/Am^4
1
0.1
0.01
0.001
0
-0.001
272600
272800
273000
273200

Line L7400 >>> CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
272600
272800
273000
273200
ohm-m
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50

Example Line 7400

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1.25 2.5 5

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone B

After: Lake Athabaska II VTEM Condor Report, 2006

Date: May 14, 2010 | Drawn by: GRB | Report: LAA2009-02

Fig No: 50

Figure 50. VTEM II Target Zone B.

VTEM II Target Zone C

Situated directly southeast of TZ B, Target Zone C extends over a strike length of approximately 3000 metres (Figure 51).  DPR responses occur underlying the northern five lines and weak wide basement conductors underlie other lines. The strongest response is on line 7380, where the resistivity is less than 50 ohm-m and peak AdTau is 0.8 ms. Although picked as DPR basement conductors, the tops of these conductors lie above the interpreted depth of the unconformity implying the latter is either shallower than predicted or these conductors are in part sandstone hosted. This TZ lies just off the centre of a broad magnetic high.

Irvine (2007a) has assigned a priority 2 rating to this Target Zone.

VTEM II Target Zone D

Target Zone D covers a portion of the projection of the Black Bay Fault/Jug Bay fault system south of the Crackingstone Peninsula.  The target zone displays a strike length of 4600 metres and width of 1200 metres and consists of strong to weak wide basement conductors though two lines near the centre of this TZ have been picked as strong and moderate DPR conductor respectively while an adjacent line (line 7550) has been picked as a strong SPR conductor (Figure 52).  Resistivities in the area are below 10 ohm-m while the magnetic response (TMI and 1st vertical derivative (not shown)) shows the lineament expression of the Black Bay and Jug Bay faults systems, though lake bathymetry data provides a better definition of these structures (Section 8.2).

The DPR conductor on line 7550 and the adjacent wide basement conductor on line 7560 have both been drill tested (one hole each) and the unconformity intersected at 49 and 102 metres respectively.  Condor Consulting predicted unconformity depth was hedged with a “difficult to specify” because of the proximity of the Black Bay Fault, however the final interpretation was that the conductor “appears to lie within 100 metres of the surface”.

Irving (2007) gave this Target a priority 1 rating.

B
C
E
7485
7475
7445
7435
7425
7412
7402
7392
7382
7372
7362
7352

AdTau

B
C
E
7485
7475
7445
7435
7425
7412
7402
7392
7382
7372
7362
7352

TMI

Line L7380 >>> VTEM Ch 130-8900 us
Strong DPR response
pV/Am^4
274000
274500
275000
Line L7380 >>> CDS
Elev m
ohm-m

Example Line 7380

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0
1.25
2.5
5
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone C

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 51
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 51. VTEM II Target Zone C.

E
D
640
630
620
610
600
590
580
570
560
550
540
530
520
510
500
490

AdTau

E
D
640
630
620
610
600
590
580
570
560
550
540
530
520
510
500
490

TMI

Line L7550 >>> VTEM Ch 130-8900 us
Strong SPR response
pV/Am^4
270000
270500
Line L7550 >>> CDS
Elev m
ohm-m

Example Line 7550

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1.25 2.5 5

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone D

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 52
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 52. VTEM II Target Zone D.

VTEM II Target Zone E

Target Zone E is located just off the southwest end of the Crackingstone Peninsula or alternatively directly northeast of and in a similar geologic setting as TZ D (Figure 53).  Target Zone E extends for approximately 1600 metres; only the southeast 400 metres of which lie inside the LAA property claim boundaries.   However, the general description of the TZ is that of strong SPR and DPR conductors with bulk resistivities of less than 10 ohm-m and generally high AdTau response throughout the trace of the zone.  As with TZ D the TMI fabric of the target area shows the trace of the Black Bay Fault/Jug Bay fault system.

Approximately 22 diamond drill holes have completed in the area of Target E, though all of these were collared south or southeast of the strongest portions of the AdTau anomaly and none of these tested the conductor.  Three of these drill holes are situated on CanAlaska ground (Section 4.6.1).

Target Zone E has been given a priority 1 rating (Irvine, 2007a).

VTEM II Target Zone F

Target Zone F displays a 500 metre strike length consisting of two strong DP responses and an adjacent moderate DPR on three lines. Dip is interpreted to be steep to the southeast. Bulk resistivities are less than 50 ohm-m, peak AdTau of 1.0 ms is observed on line 7405 and no particular magnetic response correlates with this TZ.  The conductive response in Target Zone F has been tested by three drill holes (LAA-008, -009, and -010, Section 8.6.1), all of which cut altered basement rocks but left the conductor unexplained.

Irvine (2007a) gave Target Zone F a priority 1 rating.

7485
7475
7455
7445
7435
7425
7412
7402
7392
7382
7400
7390
E

AdTau

7485
7475
7455
7445
7435
7425
7412
7402
7392
7382
7400
7390
E

TMI

Line L7435 >>> VTEM Ch 130-8900 us
Strong DPR response
pV/Am^4
Line L7435 >>> CDS
Elev m
ohm-m

Example Line 7435

Legend

Intra-Sandstone	SPR-Strong
Wide-Strong	SPR-Moderate
Wide-Medium	DPR-Strong
Wide-Weak	DPR-Moderate
CanAlaska Claims	

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone E

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 53
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 53. VTEM II Target Zone E.

F
G
7460
7455
7450
7445
7435
7432
7422
7415
7412
7402
7395
7382
7375
7840

AdTau

F
G
7460
7455
7450
7445
7435
7432
7422
7415
7412
7402
7395
7382
7375
7840

TMI

Line L7405 <<< VTEM Ch 130-8900 us
Strong DPR response
pV/Am^4
Line L7405 <<< CDS
Elev m
ohm-m

Example Line 7405

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone F

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 54
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 54. VTEM II Target Zone F

VTEM II Target Zone G

Target Zone G sits in Tipinuwak Channel just west of Tullock Island and comprises two lines with medium DP responses and six more lines displaying medium-weak wide basement conductors. The strongest response is on line 7322, where the asymmetry of the DPR response indicates a southeast dip. The minimum resistivity in the TZ is approximately 150 ohm-m, the peak AdTau is 1.1 ms and the TZ lies within one of a number of property scale linear magnetic lows. The CDS shows the top of the conductor on line 7322 as being beneath a layer of conductive lake sediments but otherwise within 100 metres of surface.

Two samples from lake sediments overlying this anomaly were of the 73rd percentile of the 405 lake sediment sample dataset (Section 8.5.4) while three other directly adjacent samples returned U values that ranged within the bottom 50th percentile of that survey’s results.

Irvine (2007a) assigned Target Zone G a priority 2 rating.

H
G
7375
7365
7362
7355
7352
7342
7335
7325
7322
7315
7312
7305
7295
7292
7285

AdTau

H
G
7375
7365
7362
7355
7352
7342
7335
7325
7322
7315
7312
7305
7295
7292
7285

TMI

Line L7322 >>> VTEM Ch 130-8900 us
Medium
DPR response
pV/Am^4
1
0.1
0.01
0.001
0
-0.001
282000
282500
Line L7322 >>> CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
282000
282500
ohm-m
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50

Example Line 7322

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone G

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 55
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 55. VTEM II Target Zone G.

VTEM II Target Zone H

Target Zone H lies in Elliot Bay near the mouth of Dixon Bay and is comprised of strong and medium DP responses on seven lines and moderate-weak wide basement conductors on six more lines.  The strongest conductor is on line 7272, where the resistivity is less than 100 ohm-m and the peak AdTau is 2.0 ms. However, overall conductor continuity from line to line is poor and Condor Consulting could not rule out the possibility of multiple conductors being hosted within this TZ.

The north eastern portion of Target Zone H lies in the same linear magnetic low as TZ G, while the south western portion of the zone swings south and crosses a local magnetic high.  Also similar to TZ G, the depth to the top of the conductor underlying Target Zone H (on line 7272) is within 100 m of surface and beneath a layer of conductive lake sediments.

This Target Zone lies in Elliot Bay near the mouth of Dixon Bay and adjacent to the intersection of the St Mary’s Channel and Hill Creek faults, a structural setting not dissimilar to that seen at the Gunnar Mine.   Outliers of Martin Formation also occur on the unnamed island directly south of the anomaly and on the Crackingstone Peninsula directly east of the anomaly.  This maybe significant as regionally the Martin Formation occurs as graben fill (Section 8.2.3) the controlling structures for which have been genetically related to the formation of uranium ore bodies.

The four lake sediment samples (Section 8.5.4) collected closest to the strong AdTau response portion of this anomaly returned between 4.2 and 4.9 ppm U, the highest two values of which rank at the 78.2 percentile and 82.7 percentile in the 405 sample data set.  A 5.5 ppm U (90.8 percentile) lake sediment value also occurs proximal the southwest end of the DPR VTEM conductor encompassed by TZ H.

Irvine (2007a) assigned Target Zone H a priority 2 rating.

H

AdTau

H

TMI

Line L7272 <<< VTEM Ch 130-8900 us
Strong
DPR response
pV/Am^4
Line L7272 <<< CDS
Elev m
ohm-m

Example Line 7272

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone H

After: Lake Athabaska II VTEM Condor Report, 2006		Fig No: 56
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 56. VTEM II Target Zone H

VTEM II Target Zone I

From southwest to northeast, Target Zone I consists 1200 metres of strong and medium DP responses, 800 metres of medium strength wide basement conductors followed by 2 kilometres of additional strong and moderate DP responses, all but approximately 600 metres of this latter group of which lie outside the LAA claim block (Figure 57).   Interpreted dip on all the DP responses is near-vertical to steep southeast. Within CanAlaska ground the strongest DPR response is observed on line 7245, where the resistivity is less than 50 ohm-m, peak AdTau is 2.5 ms and the top of the conductor appears to be at less than 200 metres.   The main conductor trend is spatially associated with the same linear magnetic low as target zones G and H and like TZ G and H, the conductor is visible beneath a layer of conductive lake sediments.

The best value retuned from the 10 or so lake sediment samples from the area was 4.7 ppm U which ranks at the 76.7th percentile of the lake sediment sample survey.  Other values were less anomalous.

Irvine (2007a) ranked this as a priority 1 Target Zone.

VTEM II Target Zone J

Target Zone J is approximately 2800 m long and extends to the northeast outside CanAlaksa’s claim block [and off the survey grid] (Figure 58).  The portion of the zone within the claim block is comprised of moderate DP responses on 11 lines, weak wide basement conductors on three more lines and occurs on the flank of an elevated magnetic response.  Irvine (2007a) reports the DP responses are somewhat suspect, “as rather than being caused by steep-dipping bedrock conductors they could be the effect of the localized thin layer of conductive lake sediments which in all cases overlays the picked DPR bedrock conductor”.   For this reason the TZ was downgraded to a priority 3.

I
J
H
7225
7222
7215
7205
7202
7195
7192
7185
7182
7175
7172
7165
7162
7155

AdTau

I
J
H
7225
7222
7215
7205
7202
7195
7192
7185
7182
7175
7172
7165
7162
7155

TMI

Line L7245 <<< VTEM Ch 130-8900 us
Strong
DPR response
pV/Am^4
1
0.1
0.01
0.001
0
-0.001
285000
285200
285400
285600
Line L7245 <<< CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
285000
285200
285400
285600
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50
ohm m

Example Line 7245

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone I

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 57
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 57. VTEM II Target Zone I

I
J
7222
7215
7205
7202
7195
7192
7185
7182
7175
7172
7165
7162
7155

AdTau

I
J
7222
7215
7205
7202
7195
7192
7185
7182
7175
7172
7165
7162
7155

TMI

Line L7205 <<< VTEM Ch 130-8900 us
Medium
DPR response
pV/Am^4
1
0.1
0.01
0.001
0
-0.001
286600
286800
287000
287200
Line L7205 <<< CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50
ohm-m

Example Line 7205

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone J

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 58
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 58. VTEM II Target Zone J

VTEM II Target Zone K

Target Zone K lies adjacent to TZ J and just off the south end of TZ I and H respectively (Figure 59. VTE).  The zone has a strike length of almost 6 kilometres, is open at both ends and extends off the claim block to the northeast.  It is comprised of a line of strong and medium Double Peak Responses with single lines displaying Single Peak Responses at both ends; while the southeast of the target area exhibits strong or medium wide basement conductors. The interpreted dips on the DP responses are vertical or steep to the southeast and the conductors follow the trace of a magnetic low.

Target Zone HS-4 (Section 8.1.2.1) defined in the VTEM I survey lies just off the southwest end of the TZ K and appears to add another 400+ metres to the strike length of this anomaly

The TZ lies outside the Basin and the northern few lines lie outside the LAA property boundary.  The conductor correlates with a broad magnetic low and the CDS indicates that they are at shallow depth.  This TZ is the north eastern extension of the “Hockey Stick” conductor in the LAAP VTEM survey (Figure 18).

Target Zone K has been designated a priority 1 target.

VTEM II Target Zone L

VTEM II Target Zone L is comprised of a strong DP response on one line and a moderate DP response on the adjacent line and has a strike length of less than 200 metres (Figure 60).  The interpreted dip is 60 degrees south.  The zone correlates with a weak local magnetic high which is situated within a broader magnetic low.

VTEM II Target Zone L was also over flown by the VTEM I survey where Witherly (2006) described it as VTEM I Target Zone H (Section 8.1.2.1).  This VTEM anomaly underlies a portion of Johnston Island underlain by Muramc Bay Group quartzite and this target zone was prospecting and overlain by a soil sample grid (Section 8.5.3) during the summer 2007 field season.

Irvine (2007a) assigned this zone a priority 3 rating.  However, the presence of an apparent short strike-length conductive at depth in an area underlain by paleo-weathered but otherwise clean looking quartzite is an intriguing target and further investigation of this anomaly is recommended (17.1.2).

H
I
J
K
7305
7295
7285
7275
7265
7255
7245
7235
7222
7212
7195

AdTau

H
I
J
K
7305
7295
7285
7275
7265
7255
7245
7235
7222
7212
7195

TMI

Line L7262 >>> VTEM Ch 130-8900 us
Strong
DPR response
pV/Am^4
1
0.1
0.01
0.001
0
285200
285400
285600
285800
Line L7262 >>> CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50
ohm-m

Example Line 7262

Legend

Intra-Sandstone	SPR-Strong
Wide-Strong	SPR-Moderate
Wide-Medium	DPR-Strong
Wide-Weak	DPR-Moderate
CanAlaska Claims	

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone K

After: Lake Athabaska II VTEM Condor Report, 2006

Date: May 14, 2010 | Drawn by: GRB | Report: LAA2009-02

Fig No: 59

Figure 59. VTEM II Target Zone K

L
M
7840
7850
7860
7870
7880
9550
7890
7900
7910
7920
7930
7940
7950
7800
7810
7820
7830
7460
7455
7445
7440
7435
7432
7385

AdTau

L
M
7840
7850
7860
7870
7880
9550
7890
7900
7910
7920
7930
7940
7950
7800
7810
7820
7830
7460
7455
7445
7440
7435
7432
7385

TMI

Line L7860 <<< VTEM Ch 130-8900 us
Strong DPR response
pV/Am^4
1
0.1
0.01
0.001
0
-0.001
6584600
6584800
6585000
6585200
6585400
6585600
6585800
Line L7860 <<< CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
ohm-m
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50

Example Line 7860

Legend

Intra-Sandstone	SPR-Strong
Wide-Strong	SPR-Moderate
Wide-Medium	DPR-Strong
Wide-Weak	DPR-Moderate
CanAlaska Claims	Drill Holes

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone L

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 60
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 60. VTEM II Target Zone L

VTEM II Target Zone M

VTEM II Target Zone M (Figure 61) covers a portion of the long conductive zone that has been termed the “Hockey Stick” in the write-up describing the VTEM I survey picks (Irvine, 2007a and Figure 18).  The conductors are picked on the present survey as relatively shallow, strong DP Responses with interpreted steep south dips on the eastern lines and as deeper (perhaps 100 metre) strong SP Responses on western lines; though SPR’s are located on the ends of the flight lines may not be interpreted accurately.  Peak AdTau is approximately 4 ms on line 7870 and the conductors lie on the southern flank of a linear magnetic high.

Target Zone M lies in Tipinuwak Channel directly north of Stewart Island and the Stewart Island Uranium Deposits and psammite to psammopelite and quartzite of the Murmac Bay Group underlie the shorelines of the north side of Stewart Island and south side Johnston Island respectively. The areal extent of the AdTau anomaly that includes this target zone suggests a formational conductive body, however, the exact nature of that body remains unexplained and the discrete conductor within TZ M remains untested.

Irvine (2007a) gave this TZ a priority 1 rating.

VTEM II Target Zone N

VTEM II Target Zone N comprises moderate DPR and SP Responses on two lines and respectively and weak, wide conductors on the adjacent lines.  Peak AdTau is 1.1 ms on line 7820 and the TZ correlates with a magnetic low (Figure 62).

VTEM II Target Zone N lays 1.5 kilometres off of the south-western shore of Stewart Island and correlates with TZ G on the VTEM I survey.  Irvine (2007a) interpreted the depth to the Athabasca Group unconformity in this area to be approximately 50 metres and designated TZ N a priority 3 target, while Witherly (2006) predicted the depth to the top of the conductor at 250 metres and assigned TZ G a priority 2 rating (Section 8.1.2.1).

M
N
C
7800
7810
7820
7830
7890
7900
7910
7920
7930
7940

AdTau

M
N
C
7800
7810
7820
7830
7890
7900
7910
7920
7930
7940

TMI

Line L7870 >>> VTEM Ch 130-8900 us
Strong DPR response
pV/Am^4
Line L7870 >>> CDS
Elev m
ohm-m

Example Line 7870

Legend

Line symbols		Point symbols	
Brown line	Intra-Sandstone	Blue circle	SPR-Strong
Blue line	Wide-Strong	Green circle	SPR-Moderate
Green line	Wide-Medium	Blue triangle	DPR-Strong
Light blue line	Wide-Weak	Green triangle	DPR-Moderate
Brown outline	CanAlaska Claims	Black dot	Drill Holes

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone M

After: Lake Athabaska II VTEM Condor Report, 2006

Date: May 14, 2010 | Drawn by: GRB | Report: LAA2009-02

Fig No: 61

Figure 61. VTEM II Target Zone M

7800
7810
7820
7830
N
O
7880
7890
7900
7910
7920
7930
7940
7950

AdTau

7800
7810
7820
7830
N
O
7920
7930
7940
7950

TMI

Line L7820 <<< VTEM Ch 130-8900 us
Moderate
DPR response
pV/Am^4
Line L7820 <<< CDS
Elev m
ohm-m

Example Line 7820

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- SPR-Strong
- SPR-Moderate
- DPR-Strong
- DPR-Moderate
- Drill Holes

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone N

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 62
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 62. VTEM II Target Zone N

VTEM II Target Zone O

VTEM II Target Zone O has a strike length of approximately 3 kilometres and is open to the east. The conductors are a mixture of moderate Double Peak Responses and moderate to weak wide conductors.  Peak AdTau of 1.1 ms is observed on line 7860 and the TZ correlates with a magnetic high over most of its length.  Predicted depth to the Athabasca Group unconformity is approximately 100 metres (Figure 63).

VTEM II Target Zone O is coincidental with VTEM I Target Zone F (Section 8.1.2.1) and Irvine (2007a) agreed with Witherly (2006) that this Target Zone constitutes a priority 1 target.

Target Zone O lies approximately one kilometre south of Stewart Island Uranium Deposits and was defined in a “miniature” VTEM survey grid that was designed to cover  the Stewart Island mineralisation (Section 7.0) at a closer line spacing than was accomplished by the VTEM I survey.

N
O
7800
7810
7820
7830
7840
7850
7860
7870
7880
7890
7900
7910
7920
7930
7940
7950

AdTau

N
O
7800
7840
7850
7860
7870
7880
7890
7900
7910
7920
7930
7940
7950

TMI

Line L7860 <<< VTEM Ch 130-8900 us
Moderate
DPR response
pV/Am^4
10
1
0.1
0.01
0.001
0
6581000
6581500
6582000
6582500
6583000
Line L7860 <<< CDS
Elev m
300
200
100
0
-100
-200
-300
-400
-500
-600
ohm-m
5000
3500
3000
2500
2000
1500
1000
500
350
300
250
200
150
100
50

Example Line 7860

Legend

- Intra-Sandstone
- Wide-Strong
- Wide-Medium
- Wide-Weak
- CanAlaska Claims
- ● SPR-Strong
- ● SPR-Moderate
- ▲ DPR-Strong
- ▲ DPR-Moderate
- • Drill Holes

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM II: Target Zone O

After: Lake Athabaska II VTEM Condor Report, 2006			Fig No: 63
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 63. VTEM II Target Zone O

8.1.4.2

VTEM II survey - summary.

Of the 15 Target Zones selected by Irvine (2007a) from the VTEM II survey data 5 have been categorized as Priority 1, 5 as Priority 2 and 5 as a Priority 3 target.  These results are summarized in Table 7.

Table 7. VTEM II target rankings.

Ranking	Target Zone
Priority 1 targets	E, F, I, K, M
Priority 2 targets	A, C, D, G, H
Priority 3 targets	B, J, Q, S, T

8.1.5

Maxwell Modelling of VTEM I and VTEM II survey results

At the request of CanAlaska Uranium Ltd., Condor Consulting undertook Maxwell Plate modelling of specific individual conductors (target zones) defined in VTEM I and VTEM II surveys (Irvine, 2007b and Table 8 and Table 9).  Included in Irvine’s work is a table listing the target zones and the individual line numbers within those zones that were modelled.  Also included are the UTM coordinates of the centre-top of the conductive plate,  the depth from surface to conductor top, the strike, dip, length and down-dip extent of the conductor, and a measure of the “conductivity thickness” and “fit error” which are basically estimations of the thickness of the conductive plate and how well the plate fits an idealized model.

A number of target areas developed from the VTEM II survey are outside current claim boundaries and target zones referenced in this report were renumbered to reflect that.  Table 9 contains a column cross-referencing current target zones with the designations originally assigned by Irvine (2007a).

Table 8. Maxwell Modelled VTEM I Target Zones and line numbers

VTEM I Target Zone	Line	Comments
A	2440
C	2270
C	2290
D	2120
D	2140
D	2170
D	2230
D	2240
D	2250
D	2280
D	2300
F	2230
F	2240
G	2300
H	2420	Could not be modelled
I	2240
J	2240
L	2260
L	2280
O	2060

Table 9. Maxwell Modelled VTEM II Target Zones and line numbers

VTEM II Target Zone (from Irvine, 2007b)	Target Zone as referred to in this report	Line	Comments
C	A	7380
C	A	7390
D	B		Not modelled
E	C	7370
E	C	7380
E	C	7390
G	D	7530
G	D	7540
G	D	7550
H	E	7450
H	E	7455
K	F	7402
K	F	7405
K	F	7412
L	G	7312
L	G	7315
L	G	7322
L	G	7325
L	G	7332
L	G	7335
L	G	7342
L	G	7345
L	G	7352
M	H		Not modelled
N	I		Not modelled
O	J	7195
O	J	7205
O	J	7212
P	K	7185
P	K	7215
P	K	7242
P	K	7262
Q	L	7860
R	M	7860
R	M	7870
R	M	7880
S	N	7820
T	O	7840	Could not be modelled
T	O	7850	Could not be modelled
T	O	7860	Could not be modelled
T	O	7870	Could not be modelled
T	O	7880	Could not be modelled

8.1.6

VTEM I and II surveys – in-house processing and interpretations.

CanAlaska has reprocessed and reanalysed in–house the VTEM data from the VTEM I and II surveys.  Figure 64 contains the results of this work and shows the trace and amplitude of single peak conductor trends, the location of double peak conductors and the location of anthropogenic conductors on AdTau.

A number of short strike length or individual conductor picks located in areas hosting known alteration or mineralisation constitute promising exploration targets. Specifically, two double peak conductors situated in a localized AdTau anomaly located on Hilyard Island directly east of Blair Channel are spatially associated with strongly kaolin, sericite, carbonate and hematite altered paragneiss (Bell, 1959); and conductors in the vicinity of the west end of Johnston Island and near Halifax Island are spatially associated with underwater radiometric anomalies, anomalous uranium in lake sediment samples and anomalous mineralisation intersected in historic drill holes.  Further exploration in these areas is recommended (Section 17.0).

260000
265000
270000
275000
280000
285000
290000
6600000
6595000
6590000
6585000
6580000
6575000
N
AdTau
-0.00 0.00 0.00 0.00 0.00 0.00 0.01 0.01 0.01 0.02 0.02 0.03 0.04 0.04 0.05 0.06 0.07 0.08 0.09
Legend
Class
Cultural
Double Peak
Conductor Picks
Amplitude C810f
> 0.8
0.4 - 0.8
0.15 - 0.4
0.05 - 0.15
< 0.05
CanAlaska Claim Outline
Lake Shore
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Lake Athabasca Project
VTEM I & II:
Conductor Trends on AdTau
UTM NAD 83, Zone 13
NTS: 074N-06\07
Fig No: 64
Date: May 14, 2010
Drawn by: GRB
Report: LAA2009-02

Figure 64. VTEM I and II conductor trends on AdTau.

8.1.7

VTEM III survey

The VTEM III airborne EM and magnetometer survey covers CanAlaska claim number 110693 which is located at the head of Black Bay. The survey was flown in March 2008 and designed to image shallow formations and to characterize conductors hosted within those formations.  Processing and interpretation of the data was completed in-house by CanAlaska (Marquis and Schimann, 2009) and maps depicting composite images of total magnetic field and AdTau obtained from these surveys are shown in Figure 9 and Figure 17.

Results from the VTEM III survey show two sub-vertical 1500 to 1600 metre long conductors located underlying the east and west halves of the property respectively (Figure 65).  Both of these conductors are situated on the flanks of magnetic highs.

Figure 66 and Figure 67 show AdTau and the location and dB/dT decay curves of the “best”  conductor from each series and the quality of individual conductors is denoted the circle size and colour.  The symmetrical double-peak signature shown in Figure 66 is indicative of a vertically oriented thin plate conductor.  Figure 67 also shows a thin plate double-peak response but in this case the right side (SE side) peak is larger than the left side peak; asymmetry that points to a southeast dip.

280000
282000
284000
286000
288000
290000
6606000
6604000
6602000
6600000
N
S-110693
nT
61200 61257 61286 61358 61445 61522

Legend

Conductor Pick Rank

- 2
- 3
- 4
- 5
- Land Contours (50ft intervals)
- Lake Shore
- CanAlaska Claims

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM III Conductors on TMI

From: Report on 2008 VTEM3-Final			Fig No: 65
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 65. VTEM III conductors on TMI

Figure 66. West conductor on VTEM III dB/dt Channel 16.

Figure 67. East conductor on VTEM III dB/dt Channel 16.

8.1.7.1

VTEM III survey – summary and conclusions.

Table 10. VTEM lists a grading by line number of each of the VTEM conductors located within the LAA Claim Block.  The highest priority targets have a rank of 5 and the conductors are graded by the following criteria.

• The degree to which the target exhibits a clear single- or double-peak anomaly

• The amplitude of the peak(s)

• The degree to which the anomaly across several VTEM time channels

The results of in-house processing of the VTEM survey data are shown in Figure 65 to Figure 67 and reveal the presence of subvertical conductors 1500-1600 m long on the flanks of local magnetic highs. These conductors are at a shallow depth and constitute promising targets that are well defined in the survey data and do not require follow-up geophysics prior to drilling.

Table 10. VTEM III conductor picks

Line	UTM North	UTM East	Rank
West conductor
L1060	287872	6603218	3
L1070	287623	6603056	5
L1080	287413	6602829	5
L1090	287172	6602652	5
L1100	286910	6602501	4
East conductor
L1190	282206	6604394	3
L1200	281949	6604246	5
L1210	281740	6604015	5
L1220	281482	6603862	5
L1230	281140	6603806	2
L1240	280871	6603684	3

8.2

Bathymetric and acoustic subsurface profiling

CanAlaska Uranium Ltd. has contracted three bathymetric and acoustic subsurface profiling surveys on the LAA property; all of which have been carried out by Frontier Geosciences Inc (Table 4).  These surveys were designed provide lake bathymetry data and to assist in modelling lithologies and structure that could potentially control the deposition of uranium deposits in the bedrock underlying Lake Athabasca.  The surveys consisted of an overwater bathymetry survey together with a subsurface profiling survey using both sub-bottom sonar and seismic reflection equipment.  In total, approximately 172 km of sub-bottom sonar and 446 km of multichannel seismic reflection coverage was obtained.

8.2.1

Year 2006 subsurface profiling survey

The 2006 survey was undertaken in two stages during the period June to September 2006 and data representing glacial to recent lake sediment isopachs, lake-bathymetry, and top of bedrock was returned (Hutchison and Schimann, 2007).  Figure 68 shows a soft sediment/glacial till thickness map for the area of the 2006 survey.

8.2.2

Year 2007 subsurface profiling survey

A large portion of the 2006 bathymetry and bedrock profiling survey was resurveyed at closer line spacing during a program that ran from July though to September 2007.  In total, approximately 1210 km of pulsar seismic reflection and bathymetric and sub-bottom sonar coverage was obtained.  The reduced line-spacing resulted in a higher resolution profiling of lake-bathymetry, depth to top of bedrock and sub-surface stratgraphy and structure (Figure 69 and Figure 70).  Areas of the 2006 survey deemed to be of low exploration potential due to the great depth of bedrock were not resurveyed (Hutchison and Schimann, 2008).

240000
250000
260000
270000
280000
290000
6600000
6590000
6580000
6570000

From: LAA-Seismic2006-Report #LAA2007-02

113.2
57.9
51.4
48.2
44.2
40.5
38.1
33.3
28.8
21.7
14.1
Thickness (m)

0
5
10
20
Kilometres

Legend

- Canalaska Claims
- Lake Shore

CanAlaska Uranium Ltd.

Lake Athabasca Project

Soft Sediment/Glacial Till Thickness

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 68
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 68. Soft sediment/glacial till thickness

260000
270000
280000
290000
6600000
6590000
6580000
N
-110.0
-95.0
-80.0
-65.0
-50.0
-35.0
-20.0
-5.0
Bathymetry (m)
Legend
Bathymetry Contours (10m intervals)
CanAlaska Claims
Lake Shore
Land Contours (50ft intervals)
0
2.5
5
10
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Lake Bathymetry

UTM NAD 83, Zone 13	NTS: 074N-06\07	Fig No: 69
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 69. Lake Bathymetry

260000
270000
280000
290000
6600000
6590000
6580000
-160.6 -148.0 -135.5 -123.0 -110.4 -97.9 -85.4 -72.8 -60.3 -47.8 -35.3 -22.7 -10.2
Depth (m)

Legend

- Top Bedrock Contours (10m)
- CanAlaska Claims
- Lake Shore
- Land Contours (50ft intervals)

0 2.5 5 10

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Gridded Depth to Top of Bedrock

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 70
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 70. Depth to bedrock

8.2.3

2006-2007 subsurface profiling surveys - results

The depth to the lake bed in the surveyed area ranges from less than 2 metres along island shorelines to greater than 150 metres in the central and southern areas of Black Bay.  The depth to the top of the bedrock and the contour spacing of the top of bedrock profile varies more than the lake bathymetry demonstrating that lake-bottom topography has been smoothed or buried by thicknesses of glacial till and/or recent lake sediments.  Overall, the 2006 bathymetric survey data correlates well with that of the 2007 survey; though the 2007 data appears smoother and contains less “structural artefacts” (Hutchison and Schimann, 2008).

Both the top of bedrock seismic profiling and lake bathymetry results showed considerable complexity; which is taken to mean there has been more faulting in the area than previously recognized.  Results from the analysis of the seismic profiles analysed show sandstone hosted faults to be dominantly normal displacement dip-slip, though some indications of structural inversion or reactivation of structures as reverse faults was indicated (Hutchison and Schimann, 2007).  Faulting generally appears to follow Riedel Shear orientations (~15º and ~75º) to the main northeast-southwest trending Black Bay Fault and specifically is interpreted to form asymmetric grabens, controlling faults from which border many of the islands south of the Crackingstone Peninsula.

The seismic data also indicates dip-slip faults occur adjacent to the southwest shoreline of Stewart Island and between Johnston Island camp bay and the western tip of Grouse Island. These faults correlate with IP-Resistivity anomalies imaged from work in that area (Section 8.3).

Lake bathymetry and depth to bedrock data (Figure 69. Lake and Figure 70) also clearly image the trend of the Black Bay Fault down the north western side of the Crackingstone peninsula.  However, contrary to previous interpretations the main fault ‘break’ is shown extending southwest into Lake Athabasca from the shore line of Jug Bay along the strike projection of the Jug Bay fault.  This suggests a transfer of strike-slip movement from the Black Bay Fault, beneath a pull a-part basin now filled by the Martin Group, to the Jug Bay Fault.  Further implied is a full graben structure; which is a slightly different setting for the Martin Group that elsewhere in the district is accommodated in half-graben structures.

Finally, lake-bottom topography defining the depression that lies between Grouse and Long islands is marked by wide contour spacing that is not suggestive of a fault bounded graben but rather glacial erosion of relatively fissile schistose units that are hypothesized to underlie this area.

8.2.4

2008 subsurface profiling survey

The lake bathymetry and seismic program continued during the 2008 field season with a survey targeted at the inboard edge of the Athabasca Basin in the area of SMDI # 2075 and underwater radiometric anomalies located south and west of Johnston Island.  The survey was designed to build on the data collected from earlier surveys and provide a definitive picture of the depth the sandstone cover rocks and the orientations of structures trending from the Beaverlodge District to the north-east beneath the on lapping Athabasca sequence.  The survey also covered Stewart Island and Johnston Island NW and SW uranium showings and most of the areas of the LAA claim block displaying a similar geologic setting.

8.2.4.1

2008 Subsurface profiling survey results

The seismic survey data returned images of previously undetected fault structures and showed propagation of these structures from basement lithologies upward into the Athabasca Sandstone column (Figure 71).  In particular, significant offset is seen on a structure located in the area of strong alteration intersected in CanAlaska drill holes LAA-12 and LAA-13 (Figure 72).  Future exploration of this alteration and structure is recommended (Section 17.1.2).

8.3

IP-resistivity surveys

Three DC IP-resistivity surveys covering seven grids (designated G1 to G8) have been carried out over portions of the Lake Athabasca property (Table 4).  The survey grids were located to cover anomalies found in earlier airborne electromagnetic and magnetic surveys and data collected has enabled better characterization of the resistivity signature and geometry of the anomalies (Radjaee, Marquis, and Schimann, 2008).  Figure 73 and Figure 74 shows the combined results from 2D modelling of chargeability and resistivity data carried out in-house by CanAlaska.  These plan views have then been overlaid with Maxwell plates from the VTEM I and II surveys (Section 8.1.5).

Figure 71. Seismic image of stratigraphic offsets north of drill holes LAA-012 and -013.

272000
274000
276000
278000
280000
282000
6584000
6582000
6580000
6578000
6576000
SS Fault
SS Sharp Jump
SS Fuzzy &
broken area
SS Fault
SS Slope
SS fault /
Fuzzy &
broken area
SS Fault
s

Legend

- SS Fault
- SS Fuzzy & Broken Area
- Lake Shore

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

2008 Seismic Survey Plan Map with Interpreted Structures

Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02	Fig No: 72

Figure 72. Trace of structures defined by 2008 seismic survey.

8.3.1

2006 Resistivity survey

The 2006 resistivity survey was conducted on grid #1 during March and April 2006 by S.J. Geophysics and totalled 54.6 line kilometres covering 21 lines spaced 200 metres apart (Chen, et. al, 2006). The survey was centred on the Main Zone Uranium deposits on the south shore of Stewart Island.  Chargeability data was not collected during this survey.

The results from the 2006 survey were somewhat biased by the geometry of the grid lines.  However three IP-resistivity surveys completed by Discovery Geophysics during year 2007 overlapped a significant portion of the 2006 survey and data from all four surveys has been successfully processed in-house by CanAlaska (Figure 73 and Figure 74).

8.3.2

2007-2008 IP-Resistivity surveys

The 2007 program pole-dipole DC resistivity program was carried out over grids 2 to 4 by Discovery Geophysics between January 27 and March 16, 2007 (Penner, 2007). A total of 88.9 km of DC-resistivity data were collected over the 30 lines.

Grid 2 was a resurvey of the central portion of the 2006 IP-resistivity survey grid and was designed to define targets for the 2007 drill program.  Grids 3 and 4 also overlapped portions of the 2006 survey and were positioned to cover a deep VTEM conductor hosted in a magnetic low and with an overlying IP anomaly and to cover a portion of a prominent linear AdTau anomaly that underlies Tipinuwak Channel (Figure 18).

The 2008 pole-dipole DC resistivity program was undertaken between January 10 to February 17 by Discovery Geophysics Inc. and a total of 53 line kilometres of data was collected on grids 5, 6, and 7 (Medcalf, 2008 and Figure 73 and Figure 74).  Like the 2007 pole-dipole DC resistivity survey, the 2008 surveys were designed to define the IP and resistivity response in the areas of known VTEM conductors.  Of note is that only the northeast and southwest portions (designated 6A and 6B respectively) of grid 6 were surveyed, leaving nine lines in the central portion of the grid unsurveyed.

270000
280000
6590000
6580000
N
G6a
G6b
G5
G7
G3
G4
G1
G2
LAA008
LAA009&10
LAA011
LAA001&2
LAA005
LAA003&4
LAA013
LAA012
LAA015
LAA014
LAA006&7
Chargeability (mV/V)
0 1 2 3 4 5 6 7 8 9 10 11 12 13 15 17 19 22 26 30
Legend
2007-2008 DDHs
Plate Conductors
LAA Claims
Shoreline
0 1 2 4
Kilometres
CanAlaska Uranium Ltd.
Lake Athabasca Project
2007 to 2008 IP Grid, Maxwell
Plate Conductors & DDH Locations
UTM NAD 83, Zone 13
NTS: 074N-06\07
Fig No:
73
Date: May 14, 2010
Drawn by: GRB
Report: LAA2009-02

Figure 73. 2007 to 2008 IP grid, Maxwell Plate conductors & drill hole locations.

270000
280000
6590000
6580000
N
G6a
G6b
G5
G7
G1
G3
G2
G4
LAA008
LAA009&10
LAA011
LAA001&2
LAA005
LAA003&4
LAA015
LAA014
LAA013
LAA012
LAA006&7
Resistivity (ohm.m)
100
140
180
220
260
300
400
500
600
700
800
900
1000
1200
1400
1600
1800
2000
3000
4000

Legend

- 2007-2008 DDHs
- Plate Conductors
- LAA Claims
- Shoreline

0 1 2 4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

2007 to 2008 Resistivity Grid, Maxwell Plate Conductors & DDH Locations

UTM NAD 83, Zone 13	NTS: 074N-06\07	Fig No: 74
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 74 . Maxwell conductor plates and 2006-2008 IP-resistivity surveys depth slices from between 150 and 200 metres.

8.4

2006 Max-Min survey

The 2006 Max-Min horizontal loop EM survey was carried out by SJ Geophysics in conjunction with the Stewart Island grid IP-Resistivity survey and in total 54.6 line kilometres of data obtained at 50 metre spacing (Caceres et. al., 2006).

The strongest responses were obtained from the western portion of the grid where possible EM conductors are denoted by the hatched pattern and generally associated with zones of low resistivity (Figure 75).  That said the results of the Max-Min survey were not particularly informative.  Though the northern portion of the survey grid lies just outside the bounds of the Athabasca Basin, the sandstone cover rocks in this area thicken rapidly to the south, quickly becoming thicker than the effective depth of the survey.

L50 E
L52 E
L54 E
L56 E
L58 E
L60 E
L62 E
L64 E
L66 E
L68 E
L70 E
L72 E
L74 E
L76 E
L78 E
L80 E
L82 E
L84 E
L86 E
L88 E
L90 E
N

Legend

In-phase (solid lines, negative values blue)
Quadrature (dashed lines)

CanAlaska Uranium Ltd.

Lake Athabasca Project

2006 Max-Min survey staked profiles of all frequencies over inverted resistivity 50 metres below lake-bottom

From: MahoodGeophysicalReport2006			Fig No: 75
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

8.5

2007 prospecting, mapping, grid rock, soil and lake sediment sampling

Year 2007 field work on the Lake Athabasca Property was conducted between June 25 and September 8, 2007 and included prospecting and geologic mapping, grid rock, soil and lake sediment sampling and examinations of historical showings (Hutchison and Camier, 2007).

8.5.1

Prospecting and mapping

The results of the 2007 geologic mapping program are shown as the underlying geology in Figure 76 to Figure 78.  As part of this program and this author’s 2009 visit to the LAA property (Section 7.2); evaluations of most of the historically known uranium showings and alteration zones have been carried out.  Additional work is warranted on some of these occurrences, particularly on occurrences that have been mapped on Hilyard Island adjacent to Blair Channel and on the northwest shore of Mitchell Island.

8.5.2

Grid rock sampling SWIR analysis and results

8.5.2.1

Athabasca Group grid rock sampling geochemistry

The grid rock sampling program resulted in the collection of 267 Athabasca sandstone and 451 basement samples.  Figure 76 shows the results of boron analysis from Athabasca Group lithologies, and quartzite of the Murmac Bay Group.  Boron is a constituent of the tourmaline group mineral dravite, which in the Athabasca Basin and environs has been genetically linked to the hydrothermal processes that produced uranium deposits (Wasyliuk, 2002).  On the LAA property, Athabasca Group hosted samples returning anomalous boron occur at the west end of Johnston Island and southwest shore of Grouse Island, where they are spatially associated with uranium occurrences, and at the northeast end of Stewart Island in an area underlain by a thick sequence of basal breccia.  Anomalous results returned from the northern shorelines of Grouse and Stewart Island and in the central portions of Johnston Island are spatially associated with Murmac Bay quartzite.

8.5.2.2

Athabasca Group grid rock sampling SWIR analysis

Analysis by Short Wave Infrared spectrometer (SWIR) of 3 to 7 chips of sandstone from individual samples collected from the Athabasca Group was also undertaken and the results averaged for each sample.  Figure 77 depicting the results of this analysis shows that illite is the dominant clay species throughout the area tested, though locally kaolinite can predominate.  Dickite occurs only rarely and is confined to the eastern portions of Grouse Island.

8.5.2.3

Basement grid rock sampling geochemistry

Figure 78 shows the distribution samples returning anomalous Na2O/SiO2×100 ratios from samples collected from the Beaverlodge District quartzofeldspathic gneissic rocks that underlie Mitchell and Hilyard islands and environs.  High Na2O/SiO2 ratios can be a reflection of the type of alteration associated with the Gunnar ore body, where hydrothermal processes have enriched sodium and depleted silica (Bell, 1959).  Figure 78 shows a high density of anomalous samples returned from Assaf Island and to a lesser extent from the eastern portions of Mitchell Island and portions of Hilyard Island.  A second cluster of anomalies is located on Sampson Island in the general vicinity of SMDI occurrence 2076.

8.5.2.4

Grid Rock sampling program conclusions

The wide spread distribution of boron, and illite in the LAA property Athabasca Group and immediate underlying stratigraphy suggests that hydrothermal alteration on the central portions of the LAA property is widespread.

Results returned from the basement sampling also suggest that zones of hydrothermal alteration occur in a number of different localities throughout the area sampled  Of particular interest are high Na2O/SiO2×100 ratios returned from Assaf Island and in the vicinity of Blair Channel.  The first of these localities is associated high uranium values returned from a boulder and with anomalous uranium in lake sediments.  The second with strongly clay altered outcrop and clay altered rock intersected in the recent drill holes.

270000
280000
290000
6590000
6580000
Assaf Is.
Crackingstone Peninsula
Gunnar
Hilyard Is.
Mitchell Is.
Sampson Is.
Johnston Is.
Grouse Is.
N

Legend

Geology

- BB - Basal Breccia
- FGn - Felsic Gneiss
- FMGn - Felsic/mafic Layered (para)Gneiss
- G - Granite
- GFGm - Granitoid Felsic Gneiss
- GFGn - Granitoid Felsic Gneiss
- GG - Gunnar Granite
- IGn - Intermediate Gneiss
- LGr - Leucogranite
- MGn / Amp - Mafic Gneiss / Amphibolite
- Qz - Quartzite
- Qzm - Quartzite Metaconglomerate
- S - Sandstone (Manitou Falls Fm)

B ppm

- 130.1 - 775.0
- 80.1 - 130.0
- 70.1 - 80.0
- 40.1 - 70.0
- 0.0 - 40.0
- Uranium_Deposits
- CanAlaska Claims

0 1.5 3 6
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Sandstone, basal breccia and quartzite hosted boron

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 76
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 76. Sandstone, basal breccia and quartzite hosted boron.

280000
285000
6585000
6580000
Johnston Is.
Steward Is.
Grouse Is.
N

Legend

Sandstone Chips

- Dickite %
- Kaolinite %
- Illite %
- * None of the above clays detected
- CanAlaska Claims

0 1.25 2.5 5

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

SWIR Results in Sandstone Chips

UTM NAD 83, Zone 13	NTS: 074N-06\07	Fig No: 77
Date: May 14, 2010 / Drawn by: GRB	Report: LAA2009-02

Figure 77. Athabasca sandstone clay species by SWIR.

270000
280000
290000
6590000
6580000
Crackingstone Peninsula
Hilyard Is.
Gunnar
Assaf Is.
Mitchell Is.
Sampson Is.
Johnston Is.
Grouse Is.
N

Legend

NaO/SiO2*100

- 5.5 - 10.9
- 3.9 - 5.4
- 0.7 - 3.8
- 0.0 - 0.6
- Uranium_Deposits
- CanAlaska Claims

0 1.25 2.5 5
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Na/SiO_2 x100 for LAA basement rocks

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 78
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 78. Na/SiO2×100 for LAA basement rocks.

8.5.3

Soil sampling program

The soil sampling program was designed to detect any anomalous geochemistry associated with a VTEM conductor situated just north of Heinen Bay on Johnston Island (Target Zone H, Section 8.1.2.1).   The program consisted of 109 samples collected from eleven 100 metres spaced lines and a maximum of 5.1 ppm uranium was returned (Figure 79. 200 ).

Figure 79 also shows that the highest uranium values occur in topographic lows adjacent to a small lake on the Island, and hydro-morphological concentration of uranium in clay or organic material cannot be discounted as contributors to the anomaly.  Also, the vicinity of the VTEM conductor is underlain by Murmac Bay Group quartzite; which in the area hosts hematite stained fractures interpreted to be the uneroded remnants of pre and syn-Athabasca Group paleo-weathering.  This paleo-weathering profile is a regional uranium geochemical anomaly and this may also be contributing to the weak soil hosted U values.

The above not withstanding, the VTEM anomaly remains unexplained and further work on this target is recommended (proposed DDH “M”, Section 17.1.2).

276000
278000
6586000
6584000
Low-lying land
Soil Uranium (ppm)
0
0.1
0.2
0.4
Kilometers
Johnston Island
Tipinuwak Channel

Legend

U (ppm)

- 0.3 - 1.0
- 1.1 - 2.0
- 2.1 - 3.0
- 3.1 - 4.0
- 4.1 - 5.0
- 5.1 - 6.0
- No Sample
- CanAlaska Claims
- Land Contours (50ft intervals)
- Lake Shore

0 0.25 0.5 1

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

2007 Soil Sampling Results on AdTau

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 79
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 79. 2007 soil sampling results on AdTau.

8.5.4

Lake sediment sampling

The Lake Athabasca Project 2007 lake sediment sampling programme covered all the major channels separating the Cracking Stone Islands, as well as open water south of Stewart and Grouse islands and south and west of Johnston Island.  The samples were collected by boat on a 400 × 400 metre grid.  The resulting data set consists of data from 1137 sample sites and the analysis of 479 samples.  Schimann (2008) undertook a statistical study to test for multiple populations, correlations between uranium and other elements and to define exploration targets.

Conclusions drawn from this work include there being no strong correlations between uranium and other elements, or uranium and the presence of organic material in the sampled medium.  Weaker patterns in subsets of samples are attributed to variations in the ratio of metal absorbing clay to coarse clastic material in the sampled material.  The report defines six regions using factor analysis, and recommends further exploration on two of these (Figure 80).

Region one includes a cluster of high values in St Mary’s Channel adjacent to the southeast and southwest sides of Assaf Island (Figure 80).  These anomalies are nominally located down ice of the Gunnar Mine and could be the result of glacial transport from that deposit. However, sampling in St Mary’s Channel closer to the mine site returned lower uranium values than the cluster adjacent to Assaf Island; and the Assaf Island anomalies are situated west of a lake bathymetry indicated basin that separates these samples from the potential source at Gunnar.  In addition, a strongly altered and mineralized boulder grading 2173 ppm uranium was discovered on Assaf Island during the 2009 visit to the LAA property and there is good potential for both this rock and the adjacent lake sediment anomalies to have been sourced locally.  Work by SMDC detected lake bottom radiometric anomalies directly southwest of Assaf Island further enhancing the potential of the area (Kermeen, 1979 and Figure 81).

Region five covers a cluster of 5.1 to 11 ppm uranium in lake sediment values returned from Nunim Channel in the vicinity of the Harkness Islands and these anomalies are unexplained by any known uranium occurrences.

Additional work designed to delineate the extent of anomalous uranium detected in two samples located of the western tip of Grouse Island and a third located between Grouse and Stewart Island is also recommended.

270000
275000
280000
285000
290000
6590000
6585000
6580000
N

Legend

Group B by U ppm

- 8.4 - 16.9
- 5.8 - 8.3
- 5.0 - 5.7
- 3.6 - 4.9
- 2.6 - 3.5
- 0.8 - 2.5

Group A by U ppm

- 4.8 - 6.3
- 4.1 - 4.7
- 2.9 - 4.0
- 2.5 - 2.8
- 2.1 - 2.4
- 0.9 - 2.0

CanAlaska Claims

0 1.5 3 6

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

2007 Lake Sediment Sampling Results

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 80
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 80. 2007 lake sediment sampling results

275600
276000
6589200
6588800
Anomaly B-2
Anomaly A-2
Assaf Island
Anomaly A-5
Anomaly A-1
Anomaly A-4
Anomaly A-3
N

Legend

Total count spectrometer readings

- 250 to 500 cps
- >= 500 cps
- CanAlaska Claims

0 0.1 0.2 0.4
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

SMDC Assaf Island Area
Underwater Radiometric Anomalies

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 81
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 81. SMDC Assaf Island area underwater radiometric anomalies.

8.6

2007-2008 drill programs

The 2007 and 2008 drill programs comprised 1525.0 and 1513.0 metres of drilling respectively.  The 2007 program was designed to test for structural controls and additional mineralisation genetically related to the hydrothermal system responsible for the Main Zone uranium deposit and to test a similar target beneath sandstone hosted mineralisation located at the west end of Grouse Island.  The 2008 program was designed to test for potential uranium mineralisation associated with structure and alteration inferred from various IP-Resistivity, VTEM and lake bathymetry surveys and backed up by geologic maps of the LAA property.  Table 10 documents the UTM coordiantes, orientation, depths of various markers and generalized basement geology of these drill holes, Figure 82 shows a drill plan map and Appendix 3 contains strip logs with  lithology, geochemistry and down hole gamma data for all holes.

Accommodation for these drill programs was provided for at a temporary camp located at the head of “Camp Bay” on Johnston Island (UTM 276220E, 6584225N zone 13).  Drill core from these programs is stored at this locality.

Table 11: LAA drill hole statistics.

DDH #	UTM East (zone 13)	UTM North	Az (º)	Dip (º)	EOH (m)	Overburden depth (incl. water) (m)	Basal breccia depth (m)	U/c depth (m)	Basement geology
Year 2007
LAA001	277922	6582934	001	-70	208.8	3.0	49.3	53.5	Quartzite
LAA002	277922	6582934	001	-50	166.7	3.6	56.2	57.0	Quartzite
LAA003	277968	6582888	321	-50	50.3	4.6	-	-	Hole abandoned in ss
LAA004	277968	6582888	321	-70	216.1	3.2	54	61.4	Mudstone & qtzite
LAA005	278113	6582949	321	-50	175.3	2.4	62.5	76.0	Mudstone & qtzite
LAA006	281396	6581226	181	-70	316.1	3.0	164	196.9	“Phyllite”
LAA007	281396	6581226	181	-45	391.7	3.0	218.0	284.0	“Phyllite”
Year 2008
LAA008	277408	6587756	324	-60	246.0	24.4	No ss, altered granite & bio gneiss
LAA009	277356	6587545	310	-70	23.6	2.1	No ss, altered granite hole abandoned
LAA010	277356	6587545	310	-60	239.9	3.0	No ss, altd granite & mfc volcanic
LAA011	270662	6585688	360	-90	166.7	57.9	No sandstone, intersected altd granite
LAA012	278909	6581970	360	-90	264.3	38.1	-	108.8	Mafic volcanic
LAA013	278917	6582070	360	-90	145.4	36.6	-	97.8	Mafic volcanic
LAA014	280773	6583056	180	-75	182.3	15.2	-	53.1	Meta sediments, mafic volcanic
LAA015	280782	6583158	180	-60	244.8	15.2	-	36.0	Quartzite

270000
275000
280000
285000
6590000
6585000
6580000
N
Crackingstone Peninsula
Gunnar
St. Mary's Channel
Assaf Is.
Hilyard Island
Duffy Is.
LAA008
LAA009 & 010
Steeden Is.
Halifax Is.
Mitchell Island
Harkness Islands
Tulloch Islands
Mahood Island
LAA011
Sampson Is.
Nunim Channel
Skeates Island
Johnston Point
Heinen Bay
Tipinuwak Channel
Welsh Is.
Johnston Island
Stewart Island
LAA015
LAA014
LAA001 to 005
LAA013
LAA012
Grouse Island
LAA006 & 007

Legend

- ● 2007-2008-DDH
- ⚒ Uranium_Deposits
- CanAlaska Claims
- Land Contours (50ft intervals)

0 1.5 3 6

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

2007 - 2008 Drill Plan Map

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 82
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 82. 2007-2008 drill plan map.

8.6.1

2007 drill hole targeting and results

8.6.1.1

Stewart Island

Drill holes LAA-001 to LAA-004 were all located on the same section near the southern shoreline of Stewart Island (Figure 83). All of these drill holes targeted the Stewart Island Uranium Main Zone, a VTEM conductor and spatially associated IP response that were collectively interpreted to be the signature of unconformity related mineralisation that possibly extended up into the Athabasca Group sandstone column.  Drill hole LAA-005 was located 200 metres east of drill holes LAA001 to -004 and  targeted a coincidental IP response and resistivity low that that once again was interpreted to be in part sandstone hosted (Figure 83).

Drill holes LAA-001 to LAA-003 intersected Main Zone uranium mineralisation returning grades commensurable with those indicated from previous work; while drill holes LAA-004 appears to have missed the southern edge of the deposit.  Hematite alteration was ubiquitous throughout all these drill holes (including drill hole LAA-005) and pyrite observed in the basement sections is interpreted to account for the IP anomaly.

8.6.1.2

Grouse Island

Drill holes LAA-006 and LAA-007 were designed to test beneath a vuggy, brecciated and locally radioactive sandstone outcrop that forms a promontory located on the southwest shore of Grouse Island.  These holes were also targeted a basement hosted magnetic and resistivity low and a chargeability anomaly that appeared to extend from the basement up into the Athabasca Group sandstone.

Results from drill holes LAA-006 and LAA-007 showed the unconformity at approximately 195 metres which was in good agreement with the interpreted top of the conductor on the resistivity section (Figure 84), however the IP chargeability anomaly remains unexplained.  Both of these drill holes intersected strong hematisation throughout the sandstone column and well into their respective basement sections.  Also indicated on the section of these two drill holes is a steeply north dipping reverse fault that has offset the Athabasca Group unconformity approximately 16 metres.  Little offset is indicated at the contact between the basal breccia the Manitou Falls Formation suggesting that most of the movement on this structure occurred syn-depositional with the basal breccia (Figure 85).

INVERTED RESISTIVITY (ohm-metres)
LAA004
LAA003
LAA001
LAA002
6700N 6800N 6900N 7000N 7100N 7200N 7300N 7400N 7500N 7600N
50 m
100 m
150 m
200 m
INVERTED CHARGEABILITY (msec)
6700N 6800N 6900N 7000N 7100N 7200N 7300N 7400N 7500N 7600N
50 m
100 m
150 m
200 m

Resistivity (top) and chargeability (bottom) sections for line 7200E in G1 and location of drill holes LAA001, LAA002, LAA003 and LAA004.

INVERTED RESISTIVITY (ohm-metres)
LAA005
N 6700N 6800N 6900N 7000N 7100N 7200N 7300N 7400N 7500N 7600N
50 m
100 m
150 m
200 m
INVERTED CHARGEABILITY (msec)
N 6700N 6800N 6900N 7000N 7100N 7200N 7300N 7400N 7500N 7600N
50 m
100 m
150 m
200 m

Resistivity (top) and chargeability (bottom) sections for line 7400E in G1 and drill hole LAA005. The anomalous chargeability response is related to the presence of Pyrite in the drill cores at the same depth.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-001 to -005

From: LAA2008-05 Geophysics2006-2008			**Fig No: 83**
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 83. Resisitivity and chargeability sections for LAA-001 to -005.

INVERTED RESISTIVITY (ohm-metres)
LAA007
LAA006
4500N 4600N 4700N 4800N 4900N 5000N 5100N 5200N 5300N 5400N 5500N 5600N 5700N 5800N 5900N 6000N 6100N 6200N 6300N
50 m
100 m
150 m
200 m
250 m
300 m
350 m
INVERTED CHARGEABILITY (msec)
4500N 4600N 4700N 4800N 4900N 5000N 5100N 5200N 5300N 5400N 5500N 5600N 5700N 5800N 5900N 6000N 6100N 6200N 6300N
50 m
100 m
150 m
200 m
250 m
300 m
350 m

Resistivity (top) and chargeability (bottom) sections for line 10600E in G2 and location of drill holes LAA006 and LAA007. Drill results show unconformity at depth 195 m, in good agreement with the top of the conductive body in the resistivity section.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-006 and -007

From: LAA2008-05 Geophysics2006-2008			**Fig No: 84**
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 84. Resisitivity and chargeability sections for LAA-006 and -007.

LAA-007
Collar -45
LAA-006
Collar -70
Fault - Missing core
Top of basal breccia
Unconformity
Unconformity
Fault - Missing core
EOH
394 metres
EOH
316 metres
Legend
Collar
Top of Basal Breccia
DH Trace
Fault
Unconformity
Intervals of Faulting
0
30
60
120
Metres
CanAlaska Uranium Ltd.

Lake Athabasca Project

Section Showing LAA-006 & -007 View West

Date: May 14, 2010 | Drawn by: GRB | Report: LAA2009-02 | Fig No: 85

Figure 85. Section showing drill holes LAA-006 and -007

8.6.2

2008 drill hole targeting and results

Drill holes LAA-008, LAA-009 and LAA-010 were located on Grid 5 (Figure 73) and designed to test a resistivity low and an accompanying Maxwell conductor pick (Irvine, 2007b) from the VTEM II survey; and a northwest-southeast trending structure hypothesized to underlie the Blair Channel lineament (Figure 86).  Bedrock cut in the upper sections of all three of these drill holes was hematised and clay altered Gunnar [type] granite.  LAA008 and LAA-010 both intersected variably altered intrusive, mafic volcanic and metasedimentary rocks to target depth while LAA-009 was lost at 23.6 metres.

The altered granite intersected in these drill holes may account for the resistivity low shown in the IP-resistivity survey, and a “blackish-green well foliated amphibolite” [mafic volcanic] locally hosting up to 5% pyrite probably explains the chargeability anomaly targeted by LAA-010.  The EM conductor that was the primary target of these drill holes remains unexplained.

Drill hole LAA-011 was collared on Grid 6 and targeted a low resistivity ‘plume’ that was interpreted to extend from a larger body at depth to the top of the bedrock (Figure 87).  This feature lies adjacent to the cluster of approximately 35 drill holes that targeted underwater extensions of the Johnston Island Northwest & Southwest uranium showings.

LAA-011 intersected hematite and clay altered granite throughout and this lithology probably accounts for the resistivity low that was the target of this drill hole.

Drill holes LAA-012 and LAA-013 were located on Grid 1 south of Stewart Island and west of Grouse Islands.  These drill holes targeted a resistivity plume shown on section 8200E and an accompanying Maxwell plate modelled conductor (Figure 88).  Nothing unusual was noted in the sandstone section of either drill hole while the basement rocks intersected in both holes consisted of variably hematite and chlorite altered mafic volcanic rock and amphibolite.  Recent interpretation of the VTEM I data suggests that these drill holes were collared 100 to 200 metres north of the up dip edge of a steeply south-southeast dipping conductive plate.

Drill holes LAA-014 and LAA-015 were both collared on Grid 4.  LAA-014 targeted a possibly structurally controlled east-west trending zone of basement hosted low resistivity that was interpreted to extend into the Athabasca Sandstone and an accompanying basement hosted zone of high chargeability.   LAA-015 was collared 100 metres south of LAA-014 and targeted the edge of these same IP-resistivity anomalies (Figure 89).  Both drill holes intersected typical looking Athabasca Group sandstone.

The basement section cut by LAA-014 consisted of 87 metres of hematite altered strongly foliated amphibolite that exhibited and rotated porphroblasts indicative of ductile deformation. This was underlain by 35 metres of more massive amphibolite and seven metres of biotite-feldspar gneiss.  Strong hematite and chlorite alteration was ubiquitous through most of the drill hole, though this alteration appears to weaken in the basal most unit.

The basement intersection from LAA-015 consisted of 208.6 metres of hematized quartzite; alteration interpreted to be the result of pre-Athabasca Group paleo-weathering.

INVERTED RESISTIVITY (ohm-metres)
LAA008
600E
800E
1000E
1200E
1400E
1600E
50 m
100 m
150 m
200 m
250 m
INVERTED CHARGEABILITY (msec)
600E
800E
1000E
1200E
1400E
1600E
50 m
100 m
150 m
200 m
250 m

Resistivity (top) and chargeability (bottom) sections for line 6400E in G4 and location of drill hole LAA008.

INVERTED RESISTIVITY (ohm-metres)
LAA010
LAA009
800E
1000E
1200E
1400E
1600E
50 m
100 m
150 m
200 m
250 m
INVERTED CHARGEABILITY (msec)
800E
1000E
1200E
1400E
1600E
50 m
100 m
150 m
200 m
250 m

Resistivity (top) and chargeability (bottom) sections for line 6200E in G4 and location of drill holes LAA009 and LAA010. Remarkable alteration on the drill cores can be related to the conductive body and the IP response.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-008, -009 and -010

From: LAA2008-05 Geophysics2006-2008			**Fig No: 86**
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 86. Resistivity and chargeability sections for LAA-009 and -010.

INVERTED RESISTIVITY (ohm-metres)
LAA011
1000W
800W
600W
400W
50 m
100 m
150 m
200 m
250 m
3000
2000
1400
1000
800
200
150
100
60

INVERTED CHARGEABILITY (mV/V)
1000W
800W
600W
400W
50 m
100 m
150 m
200 m
250 m

Resistivity and chargeability sections for line -400E in G6 and location of drill hole LAA011. Moderate high chargeability zone in the same location as conductive anomaly on the resistivity section can be interpreted as a combination of hydrothermal alteration and clay mineralization around the unconformity. Based on drill cores, clay alteration was confirmed from depth around 70m.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-011

From: LAA2008-05 Geophysics2006-2008			Fig No: 87
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 87. Resistivity and chargeability sections for LAA-011.

INVERTED RESISTIVITY
Elevation (m)
7500N
7000N
6500N
LAA013
LAA012
6000N
5500N
5000N
250
150
50
-50
-150
-250
-350

Resistivity section for line 8200E and location of drill holes LAA012 and LAA013. The high-conductivity plume in the centre of the line was chosen as target. The white line indicates the approximate location of the Unconformity. Drilling indicates the presence of clay and strong hydrothermal alteration from a depth of 100 m, in good agreement with the geophysical models.

6582400 N
278200 E
278400 E
6582200 N
278600 E
278800 E
6582000 N
LAA013
LAA012
279000 E
6581800 N
279200 E
279400 E
6581600 N
279600 E
200 RL
0 RL
-200 RL
-400 RL
50
100
150
250

CDI section for line 2240N VTEM survey overlaid with Maxwell plate (red) and location of drill holes LAA012 and LAA013.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-012 & -013

From: LAA2008-05 Geophysics2006-2008			Fig No: 88
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 88. Resistivity and conductive depth sections for LAA-012 and -013.

INVERTED RESISTIVITY (ohm-metres)

LAA014
LAA015
6800N
6900N
7000N
7100N
7200N
7300N
7400N
7500N
7600N
7700N
7800N
7900N
50 m
100 m
150 m
200 m

INVERTED CHARGEABILITY (mV/V)

6800N
6900N
7000N
7100N
7200N
7300N
7400N
7500N
7600N
7700N
7800N
7900N
50 m
100 m
150 m
200 m

Resistivity (top) and chargeability (bottom) sections for line 10000E in G2 and location of drill holes LAA014 and LAA015. Shallow basement with depth about 55m on hole LAA014 is fairly matched with IP section.

CanAlaska Uranium Ltd.

Lake Athabasca Project

Resisitivity and Chargeability Sections LAA-014 & -015

From: LAA2008-05 Geophysics 2006-2008			Fig No: 89
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 89. Resistivity and chargeability sections for LAA-014 and -015.

8.6.3

Down hole geochemistry

Strip logs depicting lithology, down hole uranium and base metal geochemistry, clay alteration and gamma logs are shown in Appendix 3.  Generally, uranium and base metal values returned from systematic sampling are not enriched relative to background levels expected for the Athabasca Group cover and Murmac Bay Group/Beaverlodge quartzofeldspathic gneiss respectively.  However, illite ± chlorite alteration and dravite mineralisation intersected in many of the drill holes is indicative of hydrothermal alteration.

8.6.3.1

Drill holes collared into Athabasca Sandstone

Illite comprised the dominant clay species hosted in the Athabasca Group sandstone intersected in all of the nine drill holes collared into that lithology by during the 2007-2008 programs.  Illite alteration also dominates the basement sections cut by these drill holes.  This lies in contrast to the basement sections of drill holes in the much better explored eastern Athabasca Basin; where basement alteration  tends to be dominated by Fe-chlorite associated with retrograde metamorphism and paleo-weathering, except adjacent to deposits where higher temperature clays predominate.

LAA-001 and LAA-003 to -005 (Stewart Island Uranium Deposit)

Of the five samples of sandstone analysed from drill hole LAA-001, three returned illite dominated clay geochemistry while the other two roughly equal concentrations of illite, kaolinite and Mg-chlorite.  Sandstone alteration intersected in drill holes LAA-003 to -005 is much more chlorite dominated, with Mg-chlorite and illite occurring in concentrations of near 50% each.

The amount of sandstone hosted chlorite intersected in the Stewart Island drill holes is regarded as strongly anomalous and is what might be expected adjacent to a uranium deposit.  However, this in of itself doesn’t provide vectors to additional mineralisation in the immediate area of the showing, though the geology of the structure that sits adjacent to the deposit [and which forms the scarp that traces the southern shoreline of Stewart Island] remains prospective.

LAA-006 and -007 (Grouse Island)

Drill holes LAA-006 and -007 targeted silicified and dravite bearing radioactive sandstone outcrops on Grouse Island.  Illite again is the dominant clay in the sandstone with dravite, kaolinite and chlorite in decreasing order of abundance accompanying that alteration.  A zone of kaolinite dominated alteration is also spatially associated with what is interpreted as a syn-depositional fault intersected at approximately 100 metres depth in drill hole LAA-007 (Figure 85 and appendix 3).  The clay alteration hosted in the basement sections intersected in these two drill hole is also illite dominated, with a lesser amount of chlorite in LAA-007 and kaolinite, chlorite and dravite in LAA-006.

LAA-012 and LAA-013 (west of Grouse Island)

Drill holes LAA-012 and LAA-013 targeted an interpreted resistivity plume and Maxwell plate modelled conductor lying west of Grouse Island (Figure 88).  In addition to illite in the sandstone section, both drill holes showed dravite, typically in concentrations of 20 to 50% within individual samples.  The basement sections of both LAA-012 and -013 are chlorite dominated, though a subordinate amount of illite are hosted below the unconformity in LAA-012.  This contrasts with the basement sections intersected in year 2007 drill holes which tended to be illite dominated.

LAA-014 and LAA-015 (between Stewart and Grouse islands)

Drill hole LAA-014 targeted a fault controlled zone of low resistivity that was interpreted to extend from the basement into the overlying Athabasca Sandstone and an accompanying zone of basement hosted high chargeability.  Drill hole LAA-015 was collared 100 metres south of LAA-014 and targeted the edge of these same IP-resistivity anomalies (Figure 89).

Illite dominated the entire sections of both these drill holes though 15 to 25 metres wide zones of basement hosted chlorite and kaolinite occurred in LAA-014 and -015 respectively.

8.6.3.2

  Drill holes collared into basement

LAA-008, -009 and -010 (Blair Channel lineament)

Drill holes LAA-008, -009 and -010 all tested the Blair Channel lineament.  LAA-008 and -010 intersected altered granite and varying amounts of gneiss and mafic volcanic throughout.  Chlorite was the dominant alteration intersected throughout most of these two drill holes.  Illite was the predominant clay intersected over the top 25 to 35 metres of all three drill holes; drill hole LAA-009 having been terminated at 23.6 metres.

LAA-011 (west of Johnston Island)

Drill hole LAA-011 was collared off the northwest end of Johnston Island and targeted a low resistivity feature that lies adjacent to the hypothesized extensions of the Johnston Island Northwest & Southwest uranium showings.  Hematised granite having illite as the dominant clay alteration characterized core from this drill hole throughout its entire length; though both illite and the intensity of the hematite mineralisation decrease, and chlorite increases towards the end of the hole.  Three out of 27 spectra readings collected also indicated dravite in proportions of up to 20%.

8.6.4

Gamma probe results

Drill holes LAA-001, -002, and -003 were all collared into and cut intersections of the sandstone hosted mineralisation that comprises the Stewart Island Main Zone Uranium Deposit.  Table 12 contains the calculated grade eU3O8 from gamma probe results from drill holes LAA-001 and -002; drill hole LAA-003 not having been probed.  In addition to the “perched” Main Zone mineralisation, drill hole LAA-002 intersected 0.83% eU3O8/0.60 metres hosted at the unconformity, though this result was not reflected in the wider interval of composite sampling that included this intersection.

Drill hole LAA-004 returned gamma readings of up to nine times background and drill holes LAA-001, and -005 returned gamma readings of approximately three times background over intervals that included the Athabasca Group unconformity.  These anomalies reflect multi-metre intervals of 1.4 to 1.7 ppm uranium respectively (Table 13 and Figure 90).

Table 12. eU3O8 for Stewart Island Uranium Deposit Main Zone drill intersections.

Drill hole number	From (m)	To (m)	eU3O8	Assay
LAA-001	2.80	4.45	0.962% eU3O8/1.65 m	2.9 ppm U/8.9 metres[1]
LAA-002	2.79	5.34	1.138 eU3O8%/2.55 m	0.59% U3O8/1.25 metres
LAA-003	7.0	8.5	Not probed	0.16% U3O8/1.0 metres
LAA-004	3.55	4.00	0.030% eU3O8/0.026 m	0.7 ppm U/8.5 m

1 Core recovery from drill hole LAA-001 started at 4.4 metres.  Main Zone mineralisation detected by gamma probe begins at 2.6 metres and extends to a gradational lower contact at approximately 4.3 metes.

Table 13. Main Zone area unconformity associated mineralisation

Drill hole number	From (m)	To (m)	Probe result	Assay
LAA-001	41.5	50.5	3 × background	1.4 ppm U/9.0 metres
LAA-002	54.69	55.29	0.083% eU3O8/0.60 m	1.4 ppm U/6.7 metres
LAA-004	58.5	92.5	9 × background	1.5 ppm U/34.0 metres
LAA-005	71.0	75.1	3 × background	1.7 ppm U/4.1 metres

Drill holes LAA-001, -002, -004 and -005 down hole gamma data smoothed moving average of ten 5-centimetre spaced reading.

Minor tic marks = 200 gamma cps
Unconformity
LAA-005
LAA-004
LAA-002
LAA-001
73
65
57
49
42
34
26
18
10
2
-6
-13
-21
-29
-37
-45
-53
-61
-68
-76
-84
-92
-100
-108
-115
-123
-131
-139
-147
Metres above and below the unconformity

Figure 90. LAA-001, -002, -004 and -005 down hole gamma plots.

Drill holes LAA-006 and -007 which tested altered and radioactive sandstone outcrops on Grouse Island both intersected thick intersections (36 and 66 metres respectively) of basal breccia.  The Athabasca Group unconformity associated gamma anomaly in LAA-006 reflects basal breccia that returned 1.1 ppm U/9.5 metres while similarly hosted but otherwise erratic and locally ‘spiky’ gamma counts in LAA-007 reflect irregularly distributed uranium mineralisation in amounts of up to 4.1 ppm U/1.0 metres (Figure 91).

Figure 91. LAA-006 and -007 down hole gamma plots.

Drill holes LAA-008, -009 and -011 were collared into and intersected only basement rocks and did not return any notable gamma anomalies.  However, some of the individual geological units intersected  in these drill holes, such as mafic volcanic rocks logged between 46.2 and 95.9 metres in LAA-010, show as having distinct radiometric signatures.  Drill hole LAA-009 was lost at a shallow depth and was not gamma probed.

The final four drill holes of the 2008 drill program were collared underlying the channel between Stewart and Grouse Islands.  The radiometric profiles from these drill holes are different from those of holes collared into sandstone adjacent to those islands in that the profiles are flatter and generally reveal lower gamma counts throughout.  These patterns reflect the lack of a basal breccia unit at the base of the Athabasca Group and a paucity of uranium mineralisation in both the sandstone and basement sections of these drill holes.

Figure 92. LAA-008, -010 and -011 down hole gamma plots.

Drill holes LAA-012 to -015 down hole gamma data smoothed moving average of ten 5-centimetre spaced readings.
Minor tic marks = 100 gamma cps
Unconformity
LAA-015
LAA-014
LAA-013
LAA-012
98 88 78 68 58 48 38 27 17 7 -3 -13 -23 -33 -43 -53 -64 -74 -84 -94 -104 -114 -124 -134 -144 -154 -165 -175 -185 -195 -205
Drilled metres above and below the unconformity

Figure 93. LAA-012, to -015 down hole gamma plots.

9.0

SAMPLING METHOD AND APPROACH

9.1

Composite sampling - general method

Athabasca Group sandstone was sampled beginning at the top of each drill hole but below any Quaternary weathering, and continued down hole over continuous up to 18 metre intervals irrespective of alteration and lithologic boundaries.  Samples were composites comprised of approximately 4-cm long pieces of drill core taken every 1-meter over the sample interval.  Composite sampling was discontinued at the top of principal geologic units (PGU’s) comprised of lithologies and/or alteration logged as being distinctive and spatially associated with the unconformity.  PGU’s below the base of the composite sampling were sampled by splitting the core and sample intervals ranged from 2 meters to 10 centimetres.  Efforts were made during the lay out of split samples to start or end sample intervals at major lithological or alteration boundaries.

Unaltered [and unmineralized] basement rocks were also sampled by composite methods similar to those described for Athabasca Group rocks except sample intervals did not exceed nine metres.  To ensure basement rock samples were representative of the rock type being sampled efforts were made to avoid including inhomogeneities such as pegmatite in the sampled material.  The exception to this would be in compositionally banded gneissic rocks where sampling strived to be representative of the rock type as a whole.

A more detailed description of the sampling procedure for anomalously altered or mineralized core is described below.

9.2

Sampling of structures, alteration and mineralisation.

Any Athabasca Group or basement stratigraphy exhibiting anomalous lithology, mineralogy, alteration, or structures, and where it was thought that sample results from which might help lead to the discovery of a uranium ore body, were sampled.  These samples variously extended over the entire width of an anomalous interval, or might comprise a single sample representative of the anomalous interval.  The decision on how much to sample once again depended on how much data was needed to further the search for uranium ore bodies.  Sample lengths commonly varied from between 0.1 and 1.5 meters.  The samples were split using a knife type core splitting tool and every attempt was made to ensure an even split.  Intervals of poorly lithified core (i.e. core from desilicified or clay altered rock) were split using stainless steel kitchen utensils.  Attempts were made to avoid including more than one lithology in any given sample interval and where this could not be avoided, the presence of multiple lithologies within a split sample interval was noted in the drill log.  Intervals of missing core were logged as PGU’s or minor units and were not included in sample intervals.

9.3

SWIR  sampling and analysis

Portable Short Wave Infrared mineral analysis (SWIR) was carried out during the 2006 and 2007 core logging program using a TerraSpec TSP 350 infrared spectrometer.  Analysis of smooth fresh drill core surfaces was conducted at one metre intervals throughout all drill holes.  Natural fractures were also analyzed to test for fracture controlled alteration.  Dravite mineralisation in particular is often fracture controlled, especially where it is hosted in basement rocks, and its presence is indicative of hydrothermal alteration.  Without the use of SWIR, fracture controlled dravite might not otherwise be detected as a few 100-ppm boron on a single fracture surface, will not show up as a boron enrichment in metre scale split or composite sample.

9.4

Prospecting and rock grid sampling program.

475 rock outcrop samples, 109 soil samples and 479 lake sediment samples were collected during the 2007-2008 field seasons.

Generally rock and soil samples consisting of 0.5 to 1.0 kg samples collected using rock hammers and chisels or mattocks as appropriate by CanAlaska personnel or outside contractors supervised by CanAlaska personnel.  Samples were taken from areas of anomalous scintillometer readings and consist of radioactive zones, bands, lithologies, or structures hosted in larger outcrop or occasionally boulders that were generally not radioactive or mineralized.  The samples are regarded as an indication of the type and tenor of mineralisation present in the sampled material.  No other inferences can be drawn regarding the presence of mineralized bodies in the area.

Descriptions for all rock samples included GPS coordinate, rock type, colour, texture, alteration and mineralisation, and structure.  Soil and silt samples descriptions also included GPS coordinates, and colour, texture, depth, horizon, and amount of coarse or organic material as applicable.  This data was entered into notebooks at the time the sample was taken and that information was transferred to a spreadsheet at the end of each day.  Data was later compiled and plotted from GIS software.

Lake sediment samples were collected from a boat using a torpedo type sampler designed to penetrate the lake bottom and recover sufficient lake sediments for a 100 to 200 gram sample.  Samples were collected, described, bagged and left to dry in open air for several days before being shipped in secure containers to ACME Analytical Laboratories Ltd. facilities in Vancouver, BC.  Sample sites were generally spaced 400 metres apart and the UTM coordinates and descriptions of sampled medium (be it clay, organics, silt, or sand), colour, and water depth were recorded at the time the sample was taken.

10.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples were shipped from the project area in numbered plastic sample bags sealed in five gallon plastic pails with a copy of the request for analysis form in the first pail of each shipment.  Rock samples from the 2007 programme were sent to Saskatchewan Research Council laboratories (SRC) in Saskatoon or to ACME Analytical Laboratories Ltd in Vancouver, British Columbia.  Soil and lake sediment samples from the 2007 programme were sent to ACME Laboratories in Vancouver, BC as was core samples from the 2008 drill program programme and rocks collected during the 2009 property visit.

The 2007 programme lake sediment and soil samples analysed at ACME Analytical Laboratories of Vancouver BC were homogenized and prepped by aqua regia digestion and analysed for a standard suite of elements by ICP-MS for Group 1DX with an LOI add on.

Rock samples collected during year 2007 fieldwork sent to the Saskatchewan Research Council laboratories (SRC) in Saskatoon where they were prepped by total1 and partial2 digestion  and analysed for a standard suite of elements and major rock forming oxides (and a boron add on) by ICP-OES (Heavy Mineral ICP Package (ICP4).

Rock samples from the 2007 season sent to ACME Analytical were crushed and prepped by partial digestion and analysed by ICP-MS for 36 elements (Group 1DX).  In addition, 19 samples were analysed for 21 elements and oxides and loss on ignition (Group 4B).

11.0

DATA VERIFICATION

The 2007 - 2008 exploration programmes consisting of prospecting, sampling, geological mapping and geophysical surveying conducted by CanAlaska were carried out under the direction of Dr. Karl Schimann, P.Geo.  Geochemical analysis was undertaken at ACME Analytical Laboratories in Vancouver BC or at Geoanalytical Laboratories, Saskatchewan Research Council in Saskatoon, Saskatchewan, both of which are ISO/IEC 17025:2005 Standards Council of Canada accredited Geoanalytical Laboratories. Geophysical surveys were undertaken by Geotech Ltd. of Aurara, Ontario, Fugro Airborne Services of Ottawa Ontario, S.J. Geophysics of Vancouver B.C., Frontier Geosciences Inc. of North Vancouver B.C. and Discovery Geophysics of Hague Saskatchewan, all well established geophysical companies and all quality checks and interpretation of geophysical data was undertaken experienced geophysicists whom are independent of CanAlaska Uranium Ltd.

1 Analysis after total digestion reports both uranium that may have been introduced into a rock and uranium that may be bound in the crystal structure of U-bearing accessory minerals such as columbite, monazite and zircon.

2 Analysis after partial digestion is conducted on samples of Athabasca Group sandstone and specifically analyses for uranium mineralisation that may have been introduced into the sandstone grain matrix post deposition of the Athabasca Group rocks and contemporaneously with the formation of the Athabasca Basin unconformity related uranium deposits.

12.0

ADJACENT PROPERTIES

12.1

Gunnar Mine

The Gunnar Mine, the open pit and main shaft for which is situated 530 metres north of the LAA Central Block claim boundary, was discovered by diamond drilling beneath a showing consisting of radioactive frost heaved boulders in muskeg. The mine was developed on a on a “pipe-like ore body with a maximum diameter of 450 feet plunging 45º in a direction 10º to 15º east of south” (Beck, 1969).  The ore body was situated directly adjacent to the intersection of the east-southeast trending St. Mary’s Channel Fault and the southwest trending Zeemel Bay Fault and mineralisation paralleled the rake of the intersection of these two structures.  Host rock for the ore body was the “Gunnar Granite” and mineralisation was accompanied by a ‘syenitization’ phase that included the replacement of quartz by pink albite and carbonate and a hydrothermally altered phase that saw the emplacement of kaolin, sericite, carbonate and hematite (Bell, 1959).  Total production during eight years of operation was approximately 5.5 million tons of ore averaging 0.175% U3O8.  However, prior to its closure in 1964, ore mined from the deepest levels graded 0.4% U3O8 and this mineralisation likely extends below the deepest workings of the mine and may extend on to the LAA property at a depth of between 500 to 550 meters (Figure 94).

Longitudinal Section (Looking East)

Open Pit
Lake Athabasca
ISO (Fraser) Fault
St. Mary's Channel Fault
LAA Claim Boundary
Shaft
(300' West of
Plane of Section)

0
50
100
200
Metres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Gunnar Mine Longitudinal Section

Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02	Fig No: 94

Figure 94. Gunnar Mine longitudinal section showing the LAA property boundary.

12.2

Gulch Mine

The Gulch Mine (SMDI# 1221), so named after pitchblende bearing tension fractures hosted in Martin Formation located in a gulch that lies oblique to the shoreline of Lake Athabasca, lies midway between the LAA Property North and South blocks.  The property was first worked in the early 1950’s and initial diamond drilling of the showings yielded disappointing results.  However drill holes oriented so as to cut the adjacent Black Bay Fault encountered a uranium deposit on the footwall side of that structure that was ultimately explored with ~35,000 feet of drilling and 5,456 feet of lateral underground development on three levels.  Beck (1969) reports a “total potential” reserve for this occurrence of 683,200 tons grading 0.121% or approximately 749,500 kilograms of U3O8, while Energy Mines and Resources Canada reports “drill indicated” and “possible” reserves totalling 516,000 tons at a grade of 0.09% U3O8 (0.05% U3O8 cut-off) for a total of 421,295 kilograms of U3O8 (EMR, 1989).

The “total potential”, “drill indicated” and “possible” reserves quoted above for the Gulch Mine are historic estimates and are not compliant with any of the standards for reporting mineral resources or reserves as laid out in Nation Instrument 43-101.

13.0

MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing nor metallurgical testing were performed during the preparation of this report.

14.0

MINERAL RESOURCE AND RESERVE ESTIMATE

The Lake Athabasca Property does not contain any know mineral resources or reserves.

15.0

OTHER RELEVANT DATA AND INFORMATION

It is the authors’ opinion that there is no additional information or explanation necessary to make this technical report understandable and not misleading.

16.0

INTERPRETATIONS AND CONCLUSIONS

The Lake Athabasca Property was acquired to cover ground hosting uranium occurrences with strong stratigraphic and structural similarities to major past producing mines in the Beaverlodge Uranium District and to Athabasca Group unconformity type deposits.  The geology of the property covers three discrete geologic ‘provinces’, each host to and offering the potential for the additional discovery of, these distinct styles of uranium mineralisation.

16.1

Beaverlodge District gneiss and granitic rocks - potential for Beaverlodge vein and Gunnar style mineralisation.

Portions of the LAA claim block north of Nunim Channel including Mitchell and adjacent islands are underlain by Beaverlodge District quartzofeldspathic gneiss and granitic rocks and Beaverlodge style veins have been documented here in a number of localities (e.g. Figure 7 and SMDI #1208).  Good potential for additional discoveries exists, especially along structures underlying channel ways intervening between islands in the area.  Extensive zones of strongly altered rock mapped in the area (e.g. adjacent to the St Mary’s fault and SMDI #1253) and alteration intersected in CanAlaska drill holes LAA-008, -009, -010 and -011 also speak to the potential for Gunnar Mine type mineralisation in the area.

The Beaverlodge District quartzofeldspathic gneiss also includes graphite bearing rocks and locally iron rich alteration believed to be pre-Athabasca Group paleo-weatherng; both of which can act as reductants or physical traps contributing to the formation of unconformity type uranium deposits. Given the proximity of the Beaverlodge District rocks to the present outline of the Athabasca Basin, and the fact that these rocks were likely covered by the Athabasca Group at some point it the geologic past; the Beaverlodge rocks are also prospective for the basement-hosted end-member of unconformity-style uranium deposits.

16.2

Murmac Bay Group - potential for basement hosted unconformity related deposits.

Directly south of Nunim Channel lie rocks of the Murmac Bay Group, a sequence that on the LAA property is dominated by quartzite which cores islands that lie adjacent to the Channel.   Topographic lows forming channels adjacent and to the south of the resistant outcrop of the islands are likely underlain by Murmac Bay Group mafic and tuffaceous volcanic rock.  This interpretation is supported by the presence of a magnetic lineaments that can be traced from where these rocks outcrop on the shoreline of the Crackingstone Peninsula down Tipnuwak Channel toward the west end of Johnston Island.  Extensive thicknesses of mafic rock were also interested beneath Athabasca Group sandstone in drill holes LAA-012, -013 and -014 confirming a continuation of the Murmac Bay Group as basement beneath the Athabasca Group in this area.

Both the Murmac Bay Group quartzite and mafic rocks typically host pervasive and pervasive fracture controlled hematite alteration; and such fractures at least in the quartzite are occasionally radioactivity. This alteration is interpreted to be paleo-weathering formed immediately prior to, and subsequently preserved by, deposition of the basal members of the Athabasca Group.  On the LAA property, outcropping Murmac Bay Group appears to have been stripped of its Athabasca Group cover as recently as the last ice age.  Given that there is a genetic relationship between paleo-weathering and the formation of Athabasca Basin unconformity-related uranium deposits, the Murmac Bay Group is prospective for the structurally-hosted basement end-member (Figure 6) of this deposit type.

16.3

Athabasca Group sandstone - potential for unconformity related deposits

Athabasca Group sandstone onlaps the Murmac Bay Group along the south-eastern portions of the LAA claim block.  These rocks host uranium mineralisation and associated alteration as much as 200 metres above the unconformity on Grouse Island;  and a more directly unconformity related sandstone hosted uranium deposit occurs on Stewart Island along with similar alteration and mineralisation near the west end of Johnston Island.

Numerous structures cross-cutting LAA property sandstone have been indentified by geophysical methods and illite ± chlorite and dravite alteration commenceable with large scale hydrothermal event has been intersected in every CanAlaska drill hole that cut sandstone.

The presence of Athabasca Group hosted mineralisation and indications of wide-spread alteration across the entire southern swath of the LAA property are indicative of an excellent potential for the discovery of additional unconformity style uranium mineralisation in this area.

16.4

Summary of work completed and results

Since being acquired, CanAlaska has conducted VTEM and GEOTEM airborne surveying, Max-Min and IP-Resistivity surveying, prospecting, grid rock and soil sampling, geologic mapping, lake bathymetric and acoustic subsurface profiling and diamond drilling on Lake Athabasca Property.

The results of this work include:

•

the rediscovery and investigation of most of the historic alteration zones and uranium occurrences on the claim block;

•

the definition of major structures by EM, IP-Resistivity, lake bathymetry and seismic methods;

•

the confirmation of and further definition of anomalous uranium in lake sediments;

•

the intersection of strong pervasive clay alteration in most of the current drill holes completed on the property and the identification of clay alteration in outcrop commensurable with a property scale hydrothermal event.

This work has progressively upgraded the understanding and potential of the project and resulted in the definition of anomalies with geologic, geochemical and/or geophysical signatures of either Beaverlodge vein/structurally hosted or Athabasca Basin unconformity-style uranium deposits.  These anomalies have been prioritized for further exploration based on these attributes.

17.0

RECOMMENDATIONS

It is hypothesized that the Lake Athabasca Project area contains the essential ingredients to host an economic uranium deposit.  To explore for such a deposit, a total of 310 lake sediment samples, 101.6 line kilometres of IP-Resistivity surveying, 10 line kilometres of Max-Min surveying, 89.9 line kilometres of gravity surveying, 70 line kilometres of seismic surveying and 4300 metres of diamond drilling in 21 drill holes are recommended.  This work is proposed in various combinations spread over eight specific target areas.

17.1

Target areas and proposed work

Figure 95 shows the locations of the target zones proposed for further work and the outlines of proposed grid extensions designed to help thoroughly explore those zones.

Descriptions of individual targets within those zones are discussed in point form below, while Table 14 contains a summary of proposed geophysics and lake sediment sampling.  ÕF&ÆR ïïïï   contains the descriptions and UTM coordinates of specific drill targets in the zones proposed for drill testing.

Letter designations for proposed drill holes generally correspond to VTEM I or VTEM II target zones of the same designation except for the following:  proposed drill holes X1, X2, and X3 will be targeted on anomalies generated from proposed gravity and IP-Resistivity surveying in their area; and proposed drill hole Z is targeted at a seismic indicated fault, though this target does lie in the general area of VTEM I Target Zone T and VTEM II Target Zone F.

17.1.1

LAA North Claim Block

Target: the VTEM III survey defined “East” and “West” conductors (Figure 65).

Proposed work: lake sediment sampling in the channel ways hosting these conductors.

17.1.2

LAA Central Claim Block

Grids 2, 3 and 4

Target: the vicinity of the Steward Island Uranium deposits, similar style sandstone hosted mineralisation on Grouse Island, VTEM, IP-Resistivity, lake sediment anomalies,  seismic defined structures and strong alteration intersected in drill holes LAA-006, 007, 012 and 013.

Proposed work: a gravity survey (Figure 96) and a seismic survey designed to provided water and depth to bedrock information for calibrating the gravity work.  The additional seismic data will also fill in on a 200 metre grid spacing an existing seismic survey and help further define seismic indicated structures underlying the grid.  Six drill holes targeting a combination of VTEM conductors, seismic indicated faults, lake sediment anomaly R6 and strong alteration intersected in current drill holes would then follow.

Grid 3 extension

Target: lake sediment sample anomaly area R05 and interpreted structures in Nunin Channel between Mitchell and Johnston Islands.

Proposed work: additional lake sediment sampling and IP-Resistivity surveying on an extension of Grid 3 (Figure 95).  Five drill holes targeted at existing VTEM, seismic and lake sediment anomalies.

Grid 5 and extension

Targets: lake sediment anomaly sample area R01, the area of the hypothesized source of an “ore grade” boulder discovered on Assaf Island and lake covered stratigraphy adjacent to the Gunnar Mine.  A second target area is comprised of a short strike length VTEM anomaly and spatially associated alteration adjacent to Blair Channel.

Proposed work: additional lake sediment sampling, extension of the existing IP-Resistivity survey (Figure 95) to cover the Assaf Island target area and a gravity survey and Max-Min survey over a portion of that target area (Figure 97).  Three drill holes targeted at geophysical and/or geochemical anomalies resulting from proposed lake sediment sampling and geophysical surveying.  Three drill holes are also proposed to test a 600 metres long VTEM anomaly comprising second target area

Grid 6A and extension

Targets: Mitchell Island Fault (Bell, 1959) and anomalous radioactivity and associated alteration comprising SDMI #1253.  A second target area comprised of a VTEM anomaly and historic lake sediment anomalies lying just off Crackingstone Point.

Proposed work: extension of the existing IP-resistivity Grid 6 (Figure 95) to cover the target area.  One drill hole designed to test the VTEM anomaly and spatially associated lake sediment anomalies.

Grid 7 and extension

Target: SMDI occurrence 2075 and alteration and mineralisation intersected in CanAlaska drill hole LAA-011 and historic drill holes.

Proposed work: extension of IP-resistivity Grid 7 and a gravity and Max-Min survey over the original Grid 7 (Figure 98).  Five drill holes targeting various combinations of VTEM conductors, resistivity anomalies, mineralisation intersected in historical drill holes, and anomalies from a proposed Max-Min survey.

VTEM II Target Zone G

Target: anomalous lake sediments and a short moderate strength single peak VTEM conductor; part of a discontinuous longer conductor that strikes at an oblique angle off of the St Mary’s Channel Fault (Figure 99).

Proposed work: a single drill hole targeting the centre of the VTEM conductor.

VTEM II Target Zone H

Target: a single line moderate strength VTEM conductor/AdTau anomaly lying within lake sediment area R04 (Figure 99).

Proposed work: a single drill hole targeting the strongest portion of the conductor.

Table 14. Summary of proposed geophysics and lake sediment sampling for LAA Project.

Target area	Proposed work
Lake sediment sampling
LAA North Claim Block

Sixty 200 metre spaced lake sediment samples covering the LAA North Block “West” and “East” VTEM conductors.  Samples to be allotted approximately 45 for the West and 15 for the East conductor respectively.

Grid 5, Lake sediment anomaly R1 (west of Assaf Isl.)	50 lake sediment samples collected on a 200 × 200 metre grid conducted on Grid 5 from Line 5800 (west of Assaf Island) to Line 7800 (at LAA claim boundary to east).
Grid 3, Nunim Channel north of Johnston Isl. & south of Sampson Isl.	215 lake sediment samples collected on a 200 × 200 metre grid covering lake sediment anomaly sample area R05 and Grid 3.
Seismic surveying
Grids 2 to 4	70 line kilometres
IP-Resistivity surveying (grid extensions shown in Figure 95)
Grid 3 extension	45.6 line kilometres
Grid 5 extension	20.8 line kilometres
Grid 6A extension	10.0 line kilometres
Grid 7 extension	25.2 kilometres
Max-Min surveying
Grid 7	10 line kilometre (Figure 98)
Gravity surveying
Grids 2 to 4	65 line km (Figure 96)
Grid 5	16.1 line kilometers (Figure 97)
Grid 7	10.0 line kilometre (Figure 98)

Table 15. Proposed diamond drill hole target coordinates and descriptions.

Ddh #	UTM E Zone 13	UTM N	Depth (m)	Target description
HS1a HS1b HS1c	270438 270161 270505	6585434 6585131 6585590	200 200 200

VTEM I TZ-HS1 (grid 7); short strike length strong VTEM conductor.  Adjacent to LAO-3 (0.13% U3O8/ 0.5 m) and LAO-9 (92 ppm U/0.5 m and 118 ppm U/1.0 m); both basement hosted.

Weak VTEM conductor 413 m along strike to SW of A1

Resisitivity low anomaly at intersection of mineralized trend defined by drill holes LAO-1, LAO-3, A9-1, A9-6, and LA1-15.  Ddh target should further be defined by Max-Min survey designed to refine exact potions of structures in the target area.

HS2a HS2b	270820[1] 271069	6584288 6583213	200 200	VTEM I TZ-HS2a (grid 7 extension); single line NW dipping strong double peak conductor. VTEM I TZ-HS2b; single line SE dipping strong double peak conductor.
F1 F2 F3	277395 277544 277230	6587927 6588075 6587822	200 200 200	VTEM II TZ-F (grid 5); strong SE dipping double peak conductor adj. to Blair Channel. Same as above 208 m along strike to NE. Wk single peak anomaly 196 m along strike to SE from C1
D	273692	6589757	200	VTEM I TZ-D (grid 6a); conductor in vicinity of SMDC lake bottom radiometric anomalies.
G	282414	6586674	200	VTEM II TZ-G (Tullock Islds area); short moderate strength single peak conductor SE of the Tullock Islands. Area incl. three lake sediments from 4.5 to 5.5 ppm U.
H	284128	6587714	200	VTEM II TZ-H (Dixin Bay area), single line moderate strength conductor/AdTau anomaly within longer VTEM anomaly. Lake sediment area R04.
I	282172	6582348	200	Area of VTEM I TZ-I (grid 2, N of Grouse Isl.); strong double peak conductor north of Grouse Island.
M	277989	6585235	200	VTEM I TZ-H, VTEM II TZ-M (central Johnston Isl.); single line moderate strength single peak conductor underlying central Johnston Island.
N	277125	6582946	200	VTEM II TZ-N (west end of Stewart Isl.); conductor at west end of Stewart Island.
O1 O2 O3	278880 278493 279263	6582138 6582036 6582052	200 200 200

Area of VTEM I TZ-F, VTEM II TZ-O (centre of grids 1 to 3 area); fault offset defined by seismic north of LAA-012 and -013.

400 metres along strike of fault west of above.

400 metres along strike of fault east of LAA-012 and -013.

X1 X2 X3			200 200 200	Grid 5 and grid 5 extension; drill holes proposed to test anomalous lake sediments E of Assaf Isl. Drill holes will be targeted based on further IP-resistivity and a proposed gravity survey.
Z	279139	6580869	300

Area of VTEM I TZ T, VTEM II TZ-F (south-centre of grids 1 to 3); seismic defined sandstone hosted fault west of Grouse Isl. south of T1 to T3.  Lake sediment area R06 and located in the general area of VTEM I target zone T and VTEM II target zone F

	Total = 4300 metres

1 Position maybe redefined pending results from proposed IP-Resistivity and gravity surveys.

270000
275000
280000
6590000
6585000
6580000
G6A
G6B
G5
G7
G1
G3
G2
1.0x2.0 km
10 line km
20.8 line km
1.4x2.4 km
19.2 line km
1.0x2.2 km
26.4 line km
1.6x2.8 km
25.2 line km
Target Zone H
Target Zone G
Resistivity (ohm.m)
100
140
180
220
260
300
400
500
600
700
800
900
1000
1200
1400
1600
1800
2000
3000
4000
N

Legend

- Proposed IP Grids
- CanAlaska Claim
- Proposed Lake Sediment Sampling Areas

0 1 2 4

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Proposed IP-Resistivity Grid Extensions and Lake Sediment Sampling

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 95
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 95. Proposed IP-Resistivity grid extensions and lake sediment sampling.

275000
280000
6585000
6580000
M
N
O1
O2
O3
I
Z
1800
2000
3000
4000

Legend

- Proposed Drill Holes
- Previous CVV Drill Holes
- Historical Drill Holes
- VTEM I Conductors
- VTEM II Conductors
- Proposed IP Grids
- Proposed Gravity Grids
- CanAlaska Claim

0 0.5 1 2
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Proposed Gravity and Drill Holes
Grid 2 to Grid 4

UTM NAD 83, Zone 13	NTS: 074N-06\07	Fig No: 96
Date: May 14, 2010 Drawn by: GRB	Report: LAA2009-02

Figure 96. Grids 2 to Grid 4 proposed gravity survey and drill holes.

276000
278000
6590000
6588000
6586000
Area of proposed drill holes "X"
L5200 W
L5400 W
L5600 W
L5800 W
L6000 W
L6200 W
L6400 W
L6600 W
L6800 W
L7000 W
F1
F2
F3
Proposed 20.8 line km
Grid 5 IP-Resistivity extension
Proposed 16.1 line km
gravity survey
N

Legend

- Proposed Drill Holes
- Previous CVV Drill Holes
- Historical Drill Holes
- VTEM I Conductors
- VTEM II Conductors
- Proposed IP Grids
- Proposed Gravity Grids
- CanAlaska Claim

0 0.5 1 2

Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Proposed Gravity, IP and Drill Holes Grid 5 and Extension

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 97
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 97. Grid 5 proposed gravity survey, grid extension and drill holes.

270000
272000
6586000
6584000
6582000
HS1a
HS1b
HS1c
HS2a
HS2b
L-1400 W
L-1200 W
L-1000 W
L-800 W
L-600 W
L-400 W
L-200 W
-200 W
L-1400 W
L-1200 W
Proposed gravity Max-Min survey
Grid 7
Proposed 25.2 line km
Grid 7 IP-Resistivity extension
270000
272000

Legend

- Proposed Drill Holes
- Previous CVV Drill Holes
- Historical Drill Holes
- VTEM I Conductors
- VTEM II Conductors
- Proposed IP Grids
- Proposed Gravity Grids
- CanAlaska Claim

0 0.5 1 2
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

Proposed Gravity, IP and Drill Holes Grid 7 and Extension

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 98
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 98. Grid 7 proposed gravity survey, grid extension and drill holes.

268000
272000
276000
280000
284000
6588000
6584000
6580000
D
X
F2
H
F1
F1
G
HS1c
HS1a
M
HS1b
HS2a
O1
I
N
HS2b
O2
O3
Z
Resistivity (ohm.m)
Legend
Proposed Drill Holes
Previous CVV Drill Holes
Historical Drill Holes
VTEM I Conductors
VTEM II Conductors
CanAlaska Claim
0
1.5
3
6
Kilometres

CanAlaska Uranium Ltd.

Lake Athabasca Project

VTEM Conductors, Resistivity at 150m Depth and Proposed Drill Holes

UTM NAD 83, Zone 13		NTS: 074N-06\07	Fig No: 99
Date: May 14, 2010	Drawn by: GRB	Report: LAA2009-02

Figure 99. VTEM conductors, resistivity at 150 metres depth and locations of proposed drill holes.

17.2

Project timing

The proposed exploration program for the Lake Athabasca Project can be commenced during the late winter months of a given year and carried out over a subsequent one year period.

Specifically, 89.8 line kilometres of gravity, 24.8 line kilometres of Max-Min, and a 35.2 line kilometre portion of the proposed IP-Resistivity surveying over what would be unprotected (from wind) waters in the summer, can be conducted on frozen lake surface during March and April of the projects first year.  Lake sediment sampling (310 samples) and 76.4 kilometres of IP-resistivity surveying can be carried out by boat and boat/land during the subsequent summer months1 or conducted as part of the initial late winter/spring program.  The equipment for the proposed 70 kilometre seismic survey is boat mounted and that survey would be conducted during the summer months.  Data analysis and preparation for the following winters drill program would then follow during the summer/fall of that first year.  Forty three hundred metres of drilling would commence in February of the subsequent calendar year and run through to the programs completion over a two month period ending in late March/early April of the second year.

17.3

Proposed exploration budget

The estimated cost for carrying out the proposed exploration program on the Lake Athabasca Project is $2,219,595.  Table 16 contains a breakdown of these costs.

Table 16. Budget for proposed programmes

Item	Unit cost	Total
Lake sediment sampling	310 samples @ $100/sample	$31,000
Seismic	70 line km @ $400/km	$28,000
IP-Resistivity	101.6 line km @ $4000/km	$406,400
Max-Min	10.0 line km @ $500/km	$5000
Gravity	91.1 line km @ 200 m stn × $55.00/stn	$25,052
Drilling	4300 m @ $400.00/m	$1,720,000
	Total	$2,147,495

1 Land based IP-Resistivity surveying is best conducted during the summer months as frozen ground can interfere with electrical conductivity between current electrodes and the ground.

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Ashton K.E. and Hartlaub, R.P. (2008).  Bedrock Geology of the Uranium City Area: A New 1:50 000-scale Basement Compilation along the Northern Margin of the Athabasca Basin in the Tazan Lake Area (NTS 74N), in Saskatchewan Geological Survey Open House 2008, Abstract Volume.

Beck, L.S. (1969). Uranium Deposits of the Athabasca Region (NTS area 74N, 74O, 74P).  Saskatchewan Mineral Resources Geological Survey Precambrian Geology, Report 126.

Beckett, R.J. and Matthews, R., (1979).  Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0283 for SMDC covering work on the Lake Athabasca Project, (CBS-2737, 2741, 5483, 5519, and 5520).

Bell, K.C., (1959).  Geology, Millikan Lake Sheet 1, Saskatchewan.  Geological Survey of Canada, Preliminary Map 38-1959.

Bell, K.C., (1961). Geology, Milliken Lake, Sheet 2, Saskatchewan, Geological Survey of Canada Map 33-1961.

Bell, K.C., (1962). Geology, Milliken Lake, Sheet 3, Saskatchewan, Geological Survey of Canada Map 10-1962.

Caceres, S.J.V., Chen, B., Ewen, R.J., and Goldstein R. (2006). Geophysical Report 3D Resistivity and Max-Min Surveys on eth Lake Athabasca Project for CanAlaska Ventures Ltd., Lake Athabasca, Saskatchewan.  Survey by SJ Geophysics Ltd., March – April 2006.  Logistics report by R.J Ewen and Rhys Goldstein, SJ Geophysics Ltd., Resistivity survey report by Brian Chen, Max-Min Survey by Ramiro Caceres S.J.V. Consultants Ltd., May 2006.

Carman J.S (1954). Saskatchewan Energy and Resources Assessment Report no. 74N07-NW-0114 on the VIX group of claims.

Colcleugh, V.D., 1955.  Geology and Showings Alice Group – Lake Athabasca, Saskatchewan.  Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0118.

Delaney, G., (2006): History of Uranium Exploration and Development Northern Saskatchewan; Saskatchewan Geological Survey presentation; CIM Uranium Field Course 2006.

Energy Mines and Resources Canada, (1989).  Canadian Mineral Deposits Not Being Mined in 1989: National Mineral Inventory, Mineral Policy Sector, Ottawa, Canada, Mineral Bulletin MR 223.

EXTEC IV, Geologic Atlas of Saskatchewan:  http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/viewer.htm

Frazer, J.A., (1960).   Geology, Crackingstone, Saskatchewan , 074N/07NW; 074N/07SW, GSC Map 1095A.

Hoiles, R. G., (1954). Geological Report on the Nod group of Claims, for Anuwon Uranium Mines Ltd, Athabasca Mining Division, Province of Saskatchewan.  Saskatchewan Energy and Resources Assessment File number 74N07 SW 0129.

Hutchison, M., and Camier, J., (2007).  CanAlaska Uranium Ltd. 2007 Exploration Report on the Lake Athabasca Project, Saskatchewan; Report No. LAA2008-01, March 2008 Saskatoon, Saskatchewan

Hutchison, M., and Schimann, K., (2007).  CanAlaska Uranium Ltd. - Report on Lake Athabasca bathymetric & acoustic subsurface profiling survey, Lake Athabasca Project.  Internal report no. LAA2007-02 for CanAlaska Uranium Ltd.

Hutchison, M., and Schimann, K., (2008).  CanAlaska Uranium Ltd. - Report on Lake Athabasca bathymetric & acoustic subsurface profiling survey, Lake Athabasca Project.  Internal report no. LAA2008-02 for CanAlaska Uranium Ltd.

Irvine, R.J., (2006).  Report on the Processing and Analysis of a MEGATEM EM and Magnetic Survey; Athabasca project Area, Saskatchewan, for CanAlaska Uranium Ltd, Condor Consulting, June 2006.

Irvine, R.J., (2007a).  Report on the Processing and Analysis of a VTEM EM (II) and Magnetic Survey; Lake Athabasca Project, Athabasca Basin, for CanAlaska Uranium Ltd., February 2007.

Irvine, R.J., (2007b). Report on Maxwell Modelling of Anomalies from the Lake Athabasca VTEM I and VTEM II Surveys, Athabasca Basin, Saskatchewan, for CanAlaska Uranium Ltd., April 2007, Condor Consulting, Inc., Lakewood Colorado, USA.

Jefferson, C.W., Thomas, D.J., Gandhi, S.S., Rameakers, P., Delaney, G., Brisbin, D., Cutts, C., Portella, P., and Olson, R.A. (2007). Unconformity-associated uranium deposits of the Athabasca Basin, Saskatchewan and Alberta; in EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatchewan , and Alberta; Geological Survey of Canada Bulletin 588, Saskatchewan Geological Society Special Publication 18 and Mineral Deposits Division (GAC) Special Publication 4, 644p.

Jefferson, C.W. and Delaney, G. (editors) (2007): EXTECH IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatatchewan , and Alberta; Geological Survey of Canada Bulletin 588, Saskatchewan Geological Society Special Publication 18 and Mineral Deposits Division (GAC) Special Publication 4, 644p.

Jiricka, D.E., (1981). Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0285 for SMDC covering work on the Lake Athabasca Project, (CBS-2737, 2741, 5483, 5519, and 5520).

 Jiricka, D.E., Matthews, R.B. and Gillick, R.E., (1980).   Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0284 for SMDC covering work on the Lake Athabasca Project, (CBS-2737, 2741, 5483, 5519, and 5520).

Kermeen,  J.S., (1979).  Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0267 for SMDC covering work in the Johnston, Halifax and Sampson Islands and St Mary's Channel areas, (CBS-2667 2668 2737 and 5483).

Kermeen, J.S., (1957).  Saskatchewan Energy and Resources Assessment Report no. 74N07-SW-0127 on the M.P Group of claims.

Marquis, G. and Schimann, K., (2009). Report on summer 2008 Airborne EM Survey Lake Athabasca Project; Claim # S-110693 Saskatchewan, Canada.  Report # LAA2009-01, for CanAlaska Uranium Ltd.

Macdonald, R. and Slimmon, W.L (1985). Bedrock Geology of the Greater Beaverlodge Area NTS 74-6 to -11; Saskatchewan Energy Mines, Map 241A, scale 1:100,000.

Medcalf, S., (2008).  Logistical Report on a DC-Resistivity Survey on the Lake Athabasca Project , Northern Saskatchewan.  Survey by Discovery Geophysics Inc. for CanAlaska Uranium Ltd.

Paulson, L and Bayrock, L.A (1978). Saskatchewan Energy and Resources Assessment Report 74O09-0019 for Uranerz Exploration and Mining, SMDC and Eldor Resources.

Penner, R., (2007).  Logistical Report on a DC-Resistivity Survey LAA Project, Northern Saskatchewan.  Survey carried out by Discovery Geophysics for CanAlaska Uranium Ltd.

Radjaee, A., Marquis, G., and Schimann, K., (2008). Report on IP-Resistivity Surveys and Maxwell Modelling 2006, 2007, 2008, Lake Athabasca Project, Saskatchewan.

Report # LAA2008-05.  Internal report for CanAlaska Uranium Ltd., August 2008, Vancouver, BC

 Skerl, A.C. (1968). Saskatchewan Energy and Resources Assessment Report number 74N07-SW-0222 on Mineral Lease 5032 for Norex Uranium Ltd.

Schimann, M.C. (2009). CanAlaska Uranium Ltd, Lake Athabasca Project Lake Sediments 2007 Statistical Analysis of Chemical Data.  Report & Appendices, prepared by M. C. Schimann, 2008/07/17.

Scurry-Rainbow Oil Co., (1960). Saskatchewan Energy and Resources Assessment Report number 74N07-SW-0124 on the Stewart Island Uranium showings for Scurry-Rainbow Oil Co.

Trueman, E.A.G. and Trigg, C.M. (1969). Saskatchewan Energy and Resources Assessment Report number 74N07-SW-0220 on Claim Block CBS 387, Athabasca Mining District for Supreme Oil and Gas Ltd.

Trueman, E.A.G (2006): Beaverlodge Uranium District; presentation Saskatoon CIM Uranium 2006 Conference, Saskatoon, September 2006

Wilson E.M. et al., (1954). Saskatchewan Energy and Resources Assessment Report number 74N07-NW-0095 for Iso Uranium Mines Ltd.

Wasyliuk, K., (2002): Petrogenesis of the kaolinite-group minerals in the eastern Athabasca basin of northern Saskatchewan: Applications to uranium mineralisation; M. Sc. Thesis, University of Saskatchewan, Saskatoon, Saskatchewan

Witherly, K.E. (2006).  Report on the Processing and Analysis of a VTEM EM and Magnetic Survey; Lake Athabasca Property, Athabasca Basin, Saskatchewan, for CanAlaska Ventures Ltd. Condor Consulting, January 17, 2006.

19.0 CERTIFICATE OF AUTHOR

I, Peter Daubeny, P.Geo., a self-employed geological consultant residing at suite 402-1245 Nicola Street, V6G 2E7 and the author of the 2010 Technical Report for the Lake Athabasca Project, Saskatchewan. I do hereby certify that:

1. I graduated with a M.Sc. in mineral exploration from Queens University in Kingston, Ontario (2002) and with a B.Sc. in geology from the University of British Columbia (1994).
2. I have been employed in the geoscience industry intermittently since 1980 and continuously since graduation in 1994.
3. I have worked for both senior and junior mining companies and have taken part in the exploration for gold, base metals and diamonds in North and Central America, the Caribbean and eastern Russia.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I personally prepared, or supervised the preparation of all sections of this Technical Report. I visited the Lake Athabasca property between August 24th and August 31st, 2009.
7. I have not had prior involvement with the property that is the subject of this Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company public files on their websites accessible by the public, of the Technical Report.

Dated this 5th Day of November, 2010.

Signature of Qualified Person

Peter Daubeny, M.Sc., P.Geo.

PROFESSIONAL
PROVINCE OF
P. H. DAUBENY
#29608
BRITISH COLUMBIA
GEOSCIENTIST

20.0 APPENDIXES

APPENDIX 1:

2009 property visit sample descriptions and selected analytical results.

Sample No.	Easting (Zone 12)	Northing	Sample description	U ppm	Th ppm	Mo ppm	Cu ppm	Pb ppm	Ni ppm	Co ppm	As ppm	Au ppb
PD008	614380	6561680	Albitized, pinkish, gray, amorphous flinty textured, trace py. Locally amorphous qtz veins.	23.3	39.6	1.7	13	33	13	3.4	<1	<0.1
PD009	619503	6581738	Gunner Gt, chloritic, trace py, pink w/ dark wispy vnlts, overall med to c-g, albitized.	8.7	35.5	12	76	69	3.7	5.4	8	<0.1
PD023	619560	6582876	Shear zone at 098/90. 2500 cps, background at 150 cps. Trench and muck pile w/ specular hem minzd fractures, qtz grains in v hematitic matrix. Host rock mfc banded paragneiss.	49.7	13.3	2.8	23	158	117	124	15	<0.1
PD024	617922	6582900	Limonite/hem stained shear zone at 228/85º. Fg, well foliation med green amphibole bearing mfc banded paragneiss. Trace yellow and orange radioactive minzn.	1169	11.6	39	711	325	542	158	25	<0.1
PD029	617190	6583211	As above, v hem, m-g fissile, 3rd of Bells qtz-hem-ser- clay outcrops.	6.4	24.1	0.3	5	5.3	5.2	0.6	<1	<0.1
PD032	618128	6582430	Yellow stain, wkly radioactive med gray banded, pink albite altd fsp paragneiss.	28.3	95.2	0.2	1.3	32	1.6	2.6	<1	<0.1
PD033	619515	6582111	Off scale point in trench in Gunner Gt in shear zone at 085/46º. Numerous qtz vns w/ Reidel shear relationships. Minor cc in cm scale hem-chl-qtz vn.	650	28.5	5.3	456	245	8.3	4.8	<1	<0.1
PD039	619625	6583330	U oxide yellow/orange in structure. Host = dk green mfc fg wk pervasive pink albite altn.	2617	2.5	2.4	23	640	40	39	9	<0.1
PD040	616826	6583813	Fg, pervasively hem altd, intermediate paragneiss. Fracture hosting mineralisation at 105/72º.	1.48%	26.9	0.4	71	1887	3.1	98	345	<0.1
PD041	616430	6583136	Trench to +15000. Pitchblende vnlts in strong hem-chl, trace limonite, structure at 130/70º. Host is m-g, wk hematite altd intermediate intercalated w/ f-g dark green mfc paragneiss.	1.12%	1.7	1.6	139	3173	7.2	28	8	<0.1
PD043	616174	6583465	M-g w/ f-g mica, gray to hem red to pink albite altd parageniess.	458	2.9	0.6	135	172	80	15	2	<0.1
PD045	616581	6583444	Trenched argillite w/ 0.5 m wide shear zone at 063/58º. SZ incl. 10 cm wide average qtz ± cc, ± pink albite, ± lim. Locally radioactive to 1200 cps. Background < 100 cps.	65.5	0.6	1.2	187	42	35	43	<1	0.1
PD048	616045	6583967	C-g, well foliated, med gray to pink albite, chl blebs Gunner Gt. Locally w/ metamorphic qtz veins	16.1	125.6	1.2	3.4	36	1.5	1	<1	<0.1
PD052	615748	6582868	Approximate site of MH214, v cherty, aphanitic w/ pink albite "wash" throughout. U oxide in curvilinear fracture.	157	34.3	5	88	21	3.2	5.9	<1	<0.1
PD053	616717	6583154	Small pit, fg dark green, with wk to mod pink albite, well foliated amphibole dominated rock. Minzd fracture v dark red hem altd envelope on cc-chl-hem vn +/- bx with trace U oxide. Fracture at 134/75º.	560	2.7	0.3	78	1000	75	60	<1	<0.1
PD055	616890	6583134	Small pit in fg pink albite altd, dark green, well foliated paragneiss hosting isolated blebs of pitchblende in cc, v strong hem minzd vn. Altn has decimetre scale extent.	0.49%	2.6	1	686	2833	78	59	<1	<0.1
PD061	617062	6584359	Pink, qtz-k-spar, 5% mfc (hbl) bearing granite of uncertain affinity. Fresh looking, very weak foliated, looks younger than Gunner granite. 1EX + WR to compare w/ Gunner chem.	49.7	46	1.7	37	43	0.9	0.7	<1	<0.1
PD063	614752	6584377	50×60×30 cm boulder v altd to clay, 10% hem, brown ser altn of fsp, 2-3% limonite flecks throughout & trace yellow U oxide minzn. Calcareous, Gunnar type altn & minzn?	2173	46.1	0.4	7	232	2.8	1.9	16	0.8
PD065	617037	6582448	Wk pervasive rusty wthg paragneiss, mod fol, aphanitic, soft, pervasive strong albite altn. Area of " high back ground cps" to 500 cps.	19.1	36.6	2.8	44	67	6.6	2.7	<1	<0.1
PD067	617037	6584272	12000 cps in U oxide stained fracture at 325/25º hosted in v pink, generally non foliation, 25% qtz, 70% pink k-spar/albite, 5% hbl in m-g holo-crystalline granite. Same as PD061.	2522	86.1	867	27	464	3.1	4.5	3	<0.1
PD068	614232	6582522	Fracture, locally to 40 cm, at 070/70º, grungy, aphanitic v chloritic, host rx chl altd.	1662	29	4.3	138	159	14	15	53	<0.1
PD072	613623	6580544	Felsic to mfc banded paragneiss, hosts half metre wide zone of bio ± chl ± hem, qtz, cc, silver sulphide(?).	25.7	17.1	1.8	3.3	3.9	285	33	<1	<0.1
PD073	619150	6580187	Decimetre scale amphibole and felsic banded paragneiss. Fracture, small shear zone hosts fg, qtz amphibole, 40% wkly light brown ser altd fsp, occasional 5-mm scale qtz vein. Trace malachite on fractures, trace pink albite.	661	5.3	208	2555	124	180	70	8	0.3
PD074	619150	6578930	North shore of Stewart Isl. Moderately hematite altd, wk limonite, phylitic sheen, trace clay? Murmac Bay intermediate paragneiss.	5	4.7	0.8	13	5.1	4.8	1.2	4	<0.1

Appendix 2. List of assessment reports documenting historical work on ground now covered by the Lake Athabasca Project area.

Assessment reports covering airborne surveys

File Number	Area	Date	Work performed
74N-0002	Uranium City-Stony Rapids area	1966	Airborne scintillometer survey Ground investigation of anomalies Report, 13 maps, by W F Morrison (Covering 74-N-6 7 8 9 10 11 16 74-O-5 12 13 74-P-7 8 9 10 11 14 15 16)"
74N-0007	Edgar Bay of Lake Athabasca-Anne Lake area	1997	Helicopter-borne EM/Resistivity, magnetic, and spectrometer surveys Report, 45 maps, 1 CD-ROM (Regina) by D Garrie
74N06-NE-0009	St Joseph's Point area	1976	Airborne scintillometer survey by E G Kennedy
74N07-0165	Milliken Lake area	1967-68	Preliminary evaluation report, 6 maps, by O Baykal Property report by C M Trigg Property evaluation, mineralogical and airborne radiometric surveys, filed separately by CBS
74N07-0169	Elliot Bay area	1967-68

Airborne radiometric survey by Roving Exploration. Mineral survey by R W Johns Property report, 2 maps, by E Carlat and W T Davis Report on field investigation, 1 map, by O Baykal report, 2 maps by D Tortosa. VLF-EM survey and drilling report, 2 maps by P R Nicholls

74N07-0276	Milliken-Dermody Lakes area	1978-79	1 ddh record (79-1 -Dermody Lake grid) Airborne (INPUT) + mag survey by Questor. Geol report, 2 maps by D Tortosa. VLF-EM survey and drill rpt, 2 maps by P R J Nicholls
74N07-0279	Crackingstone Peninsula area	1978	Airborne EM (INPUT) and mag survey by Questor. Interpretative rpt, 4 maps by R J DeCarle
74N07-NE-0153	Bushell Inlet area	1968	Airborne and ground scintillometer and geological surveys by G N Woollett
74N07-NE-0164	Conn Lake area	1967-68	Airborne radiometric survey by Roving Exploration Mineral survey by R W Johns Property report, 2 map, by E Carlat and W T Davis
74N07-NW-0261	Gunnar area	1976	Airborne spectrometer lake sediment, water, soil, radon surveys, ground radiometric prospecting and trenching Report, 10 maps, by S P Ahuja, Metalur Ltd.
74N07-SW-0262	Crackingstone Islands area	1976	Airborne and lake-bottom radiometric surveys Sub-bottom profiling survey Geological mapping 4 reports, 40 maps, by G R Goldak and G Roy
74N07-SW-0268	Crackingstone Islands area	1978	Airborne E M (INPUT) and magnetic survey by Questor Report, 3 maps
74N08-0112	Course Island-Poplar Point area	1979-80	Airborne E M, magnetic and radiometric surveys by Kenting Report, 8 maps 2 interpretation reports, 12 maps by Scintrex- and Paterson, Grant and Watson
74N10-0509	Black Bay-Elder Lake area	1979	Airborne EM (INPUT) and mag survey (400 m spacing) by Questor Rpt, 10 maps by W Kerr
74N10-SE-0322	Onnie, Cinch and New Lakes area	1966 - 67

Airborne radiometric survey, map 1 in = 100 ft. Structural map w/ old ddh locations and showings. 65 percussion probe profiles (#20 to 84.) Radiometric and geol maps 1 in = 100 ft Assays: U3O8 (core) (2 folders) NOTE: CBS 229, 230, 235, 306 later became ML 5178.

74N10-SW-0343	Gunn-Powerline Lakes area	1966-67	Airborne scintillometer survey Geological and ground scintillometer surveys of anomalies Property report , 11 maps, by J Bernazeaud
74N11-SE-0096	St Josephs Point area	1980	Airborne EM (INPUT) and mag survey by Questor. Rpt, 2 maps by D Kinvig. Prospecting + rock sampling. Ground EM and mag surveys. Rpt, 5 maps by W C Day Analyses: U3O8 Cu Pb Zn Co Ni (rock).

Assessment reports covering ground work

Claim numbers	File Number	Area	Date	Work performed
110693	74N-0004	Fredette-Mackintosh-Bushell-Tazin Lakes area	1980	Prospecting and geological mapping Track Etch, lake sediment and biogeochemical (tree trunk) surveys Report, 5 appendices, 31 maps
108146	74N06-NE-0002	St Joseph's Point area	1954-56	8 ddh records 2 reports on radioactive showings, with maps, Mineralogical and petrological investigation by R W Johns Trench-assay plans Assays: U3O8 (grab and channel samples).
108145, 108146, 107952, 107960, 107961	74N06-NE-0013	Crackingstone Point-Mitchell Island area	1975	Sub-bottom profiling survey by G R Goldak
107952, 107962	74N06-SE-0005	Johnston Point area	1953	3 trenches: WALLI claims Nos. 1 and 3 1 page-size trench location map
107952, 107963	74N06-SE-0007	Barritt Bay area - Johnston Isl.	1969	Ground radiometric survey by G H Argy Assays: U3O8 (grab sample)
108136, 108145	74N07-0169	Elliot Bay area	1967-68	Airborne radiometric survey report, 2 maps, by E Carlat and W T Davis Report on field investigation, 1 map, by O Baykal
108145	74N07-0290	Crackingstone Peninsula area	1979	Radiometric prospecting & reconnaissance, geol mapping, examination of old radioactive occurrences. Report, 3 maps by D E Jiricka.
108136	74N07-0299	Crackingstone Peninsula area	1979	Prospecting and geological mapping Ground E M and magnetic surveys Overburden drilling 1979 work report, 28 maps by D E Jiricka"
108136	74N07-0304	Crackingstone Peninsula area	1980	Prospecting, reconnaissance geological mapping Ground Track Etch and E M surveys 1980 work report, 37 maps, 5 appendices by D E Jiricka (App IV- E M report by P Conway)
108136	74N07-0322	Elliot Bay-Lake Athabasca area	1953	Prospecting + geiger counter traverse survey 2 page letter by G Moore
108136	74N07-0323	Elliot Bay-Lake Athabasca area	1953	Prospecting + geiger counter traverse survey 3 page letter by G Moore
108136, 108145	74N07-NE-0001	Crackingstone Peninsula	1950	Scintillometer + geiger counter surveys, geol mapping, trenching + sampling 2 reports, 17 maps Assays: U3O8 (channel samples)"
108136	74N07-NE-0012	Hislop Lake area	1953	Geological report, map 1 in = 500 ft, by R G Hoiles.
108136	74N07-NE-0026	Elliot Bay area	1958	Trenching on LATE claim No. 3 2 page-size trench location maps.
110693	74N07-NE-0153	Bushell Inlet area	1968	Airborne + ground scintillometer and geological surveys by G Woollett.
108136	74N07-NE-0242	Elliot Bay area	1957	1 trench: DC claim No. 1 2 page-size trenching maps
110693	74N07-NE-0249	Crackingstone Inlet area	1973	Geological mapping scintillometer prospecting, report by C M Trigg, 10 maps, by C B Gunn Assays: U3O8 (chip samples)".
108136	74N07-NE-0289	Elliot Bay to Peebles Lake area	1979	Ground EM, mag surveys, geol mapping & radiometric prospecting, overburden drilling & sampling. Examination of 120 radioactive occurrences. Report, 15 maps by D E Jiricka Geophysics interpretation.
108145	74N07-NW-0075	Gunnar area	1952-63	179 ddh records, 2 ddh plans of A zone. Surface geology map 1 in = 200 ft. Geological report by P S Friesen.
108136, 108145	74N07-NW-0078	Stead Island area	1953	22 ddh records Geological map 1 in = 200 ft Assays: Au (core)
108145	74N07-NW-0091	Spring Lake area	1953	83 ddh records Geiger probe records Assay report. Showing plan Assays: U3O8 (grab samples and core).
108145	74N07-NW-0092	Spring Lake area	1955,58	7 ddh sections Geological map 1 in = 400 ft
108145	74N07-NW-0095	Duffy Island area	1953-54	45 ddh records (ddh #40 or I-77 2942 ft), Property notes by GC McCartney. Mineral survey by RW Johns. Progress reports & geological map by E M Wilson Assays: U3O8 (grab samples - property uncertain).
108136, 108145	74N07-NW-0096	Elliot Bay area	1953	15 ddh records and sections Geological map 1 in = 430 ft
108145	74N07-NW-0100	Milward Lake area	1954	19 ddh records Geological report, map 1 in = 200 ft, by J T Meagher.
108145	74N07-NW-0101	Crackingstone Peninsula-Langley Bay area	1950	Geological report, map 1 in = 1 mile, by L McArthur: Assays, radiometric: U3O8 (grab samples).
108136	74N07-NW-0102	Elliot Bay area	1953	Ground scintillometer survey and trenching by A L Johnston.
108145	74N07-NW-0105	Hilyard Island area	1957	5 ddh records Geological maps 1 in = 200 ft note: Also called Hilyard Isl. Group.
108145	74N07-NW-0114	Assaf Islands area	1953-54	3 ddh records. Ground magnetometer and scintillometer survey, by J V Fox and T Koulomzine Assays: U3O8 (core).
110693	74N07-NW-0141	Black Bay area	1968	5 ddh records Report on depth sounding survey and diamond drilling.
108136	74N07-NW-0176	Beise Lake area	1958	7 trenches on TUDOR claims 1,6,18 & 21. 6 page-size trench location maps 1 location map.
108145	74N07-NW-0177	Crackingstone Point area	1956	6 trenches on MB claims 1 and 5 7 page-size trench location maps
108136, 108145	74N07-NW-0199	Elliot Bay area	1970	5 ddh records and sections Report on ground scintillometer and spectrometer survey and drilling by C V Dyson.
108145	74N07-NW-0218	Langley Bay area	1970	Ground scintillometer survey, map 2 in = 1 mile Progress report on field work by K W Geiger Assays: U3O8 Au Cu (grab samples)".
110693	74N07-NW-0252	Black Bay area	1974	Lake bottom sonic profiling and radiometric survey by Goldak Exploration Technology NOTE: CBS 276.
108145	74N07-NW-0253	Spring Lake area	1975	Random scintillometer traverses. Summary report and map by E Goble.
108136, 108145	74N07-NW-0258	Gunnar area	1973-74	Scintillometric-geologic reconnaissance Mudford Lake tailings survey Geological evaluation, 5 reports by P Sassano and E Goble
108136, 108145	74N07-NW-0261	Gunnar area	1976	Airborne spectrometer, lake sed, water, soil, radon surveys, ground radiometric, prospecting and trenching. Report, 10 maps, by S P Ahuja, Metalur Ltd.
108145	74N07-NW-0264	Gunnar area	1977	Prospecting, mapping, ground EM, magnetic, underwater seismic and radiometric surveys. 2 reports, 13 maps by K Standing and G Dickson.
107950	74N07-SE-0211	Feather and Course Islands areas	1970	Report on reconnaissance radiometric prospecting. Assays: U3O8 (chip and grab samples) Assays, radiometric: U Th K"
108145	74N07-SW-0118	Mitchell Island area	1953	4 ddh records: Geological report, map 1 in = 400 ft, by V D Colcleugh
108145	74N07-SW-0119	Heinen Bay area	1957,58	3 trenches on Doug claims 8, 9, 11 5 page-sized trench location maps
107952, 107964, 108145	74N07-SW-0120	Johnston Island area	1958-59	Geological + airborne magnetometer survey Report, 2 maps. Property report, map 1 in = 1 mile, by W H Myers Assays: U3O8 (grab samples).
108145, 107950	74N07-SW-0121	Grouse Island area	1953	Report on ground radiometric and geological survey, map 1 in = 200 ft.
108145	74N07-SW-0122	Beale Lake area	1953-56	Geological report, map 1 in = 400 ft, by C E Dunn Mineral survey report, 11 maps, by R W Johns Trenching plans.
108145	74N07-SW-0123	Heinen Bay-Johnston Island area	1953	Geological report, map 1 in = 500 ft, by R G Hoiles
108145	74N07-SW-0124	Stewart Island area	1960	25 ddh records
108145	74N07-SW-0125	Duffy-Steeden Islands area	1953	4 ddh records Geological map 1 in = 500 ft Geological map with geiger readings 1 in = 200 ft
107952, 107965, 108146	74N07-SW-0127	Mitchell Island area	1953	3 ddh records
108145	74N07-SW-0128	Grouse Island area	1953	Ground scintillometer survey by A G Hodgson
107952, 107966, 107950	74N07-SW-0129	Mitchell Island area	1953-54	8 ddh records + sections Geological and scintillometer survey report, 3 maps, by R G Hoiles. Anuwon Uranium Mines Ltd.
107952, 107967, 108145	74N07-SW-0130	Johnston Island area	1955	Geiger counter survey by J P Walter
107952, 107968, 108145	74N07-SW-0131	Johnston Island area	1953	Geological report, 2 maps by F J Hemsworth and D A Bourne
107950	74N07-SW-0132	Grouse Island area	1953	Geological report, map 1 in = 500 ft, by C Johnston. Prospector's report
108145	74N07-SW-0133	Harkness Islands area	1953	Ground scintillometer survey by A L Johnston
107952, 107969, 108145	74N07-SW-0136	Johnston Island area	1953	Geological report, map 1 in = 500 ft, by R G Hoiles
108145	74N07-SW-0159	Stewart Island area	1967	Geological report by E G Kennedy. Preliminary and geological report by D R Cochrane. Assays, radiometric: U3O8.
108145	74N07-SW-0161	Tipinuwak Channel area	1967	Geological report, map 1 in = 1 mile, by D R Cochrane
108136, 107950	74N07-SW-0179	Mahood Island area	1955	4 trenches: HF claims Nos. 1, 2. 2 page-sized location maps by A Fissen
107952, 107970	74N07-SW-0191	Barritt Bay area	1957	Ground magnetometer survey by J T Meagher
108145	74N07-SW-0196	Johnston Island area	1955	4 trenches: EVIE claim No. 6 2 page-sized location maps by A Oak
107950	74N07-SW-0197	Grouse Island area	1956	1 trench: FBC claim No. 1 1 page-sized location map
108146, 107952, 107971, 108145	74N07-SW-0220	Mitchell Island area	1968-69	Prospecting, mapping, and probing of old ddh. Exploration reports for 1968 and 1969, Radioactivity logs, Trench plans, assessment work summary (2 folders). E.A. Trueman, & C.M Trigg..
108145	74N07-SW-0222	Stewart Island area	1968	71 ddh records (ddh X-1, N-1 to 69 inc 62A and 62B) Ground mag + EM surveys, surface and submarine radiometric surveys, property report by A Skerl. 4 work summary reports by D Cochrane. Assays, U3O8.
108145	74N07-SW-0223	Duffy-Steeden Islands area	1969	Report on ground radiometric survey, map 1 in = 400 ft, by G H Argy
108145	74N07-SW-0234	Stewart Island area	1957	1 trench: LINK claim No. 7 1 page-sized location map by G Bleiler
108145	74N07-SW-0235	Johnston Island area	1957	5 trenches: TAR claims # 1, 7 + 14. 3 page-sized location+ claim maps.
107952, 107972, 108145, 107950	74N07-SW-0236	Grouse-Johnston Islands area	1955	6 trenches: BETH claim No. 3, MOO claims 6, 8 PINE claim No. 8 and PAW claim No. 1 5 page-size trenching plans by J Stocking"
108145	74N07-SW-0238	Heinen Bay area	1955	2 trenches: PESO claim No. 6 2 page-size trenching maps by R Oleinek
108145	74N07-SW-0240	Nunim Channel area	1959	2 trenches: PIX claims Nos. 1+ 2. 4 page-size trenching maps by A Oak
107952, 107973	74N07-SW-0241	Barritt Bay area	1956	2 trenches: ALL claim No. 5 4 page-size trenching maps by G Bleiler
108145	74N07-SW-0243	Zapfe Island area	1957	4 trenches: H claims #s. 3, 6. 1 page-size trench map by H Hemmerich
108145	74N07-SW-0244	Grouse Island area	1956	7 trenches: LET claim No. 4 1 page-size trenching plan by S Gordon
107952, 107974, 108146	74N07-SW-0251	Johnston-Halifax Islands area	1972-73	Geological reconnaissance and sampling report, 2 sketch maps, by P Panek
108145	74N07-SW-0256	Steeden-Zapfe-Stead Isl area	1974-75	Random scintillometer traverses Summary report and map by E Goble
107952, 107975, 108145	74N07-SW-0257	Johnston Island area	1975	Reconnaissance echo sounding depth survey by G R Goldak
108146, 107952, 107976, 108145, 108136, 107950	74N07-SW-0262	Crackingstone Islands area	1976	Airborne and lake-bottom radiometric surveys, sub-bottom profiling. Geological mapping 4 reports, 40 maps, by G R Goldak and G Roy.
107950, 107952, 107977, 108146, 108145	74N07-SW-0266	Crackingstone Islands area	1977	Geological mapping, radiometric prospecting, underwater radiometric and seismic surveys Geological report , 6 maps by C Andrews, G Roy Summary report by G R Goldak"
108145	74N07-SW-0267	Johnston and Halifax Isl., St Mary's Channel	1977-78	55 ddh by SMDC. Johnston and Halifax Isl., St Mary's Channel. Underwater radiometric anomaly map.
107950, 107952, 107978, 108145, 108146	74N07-SW-0282	Crackingstone Islands area	1978	Lake bottom radiometric survey by diving program Report, 14 maps by G R Goldak
108145, 107952, 107979	74N07-SW-0283	Crackingstone Islands area	1979	16 ddh, probe logs (# A9-1 to 16) Ground EM + magnetic surveys, INPUT Report, 6 appendices, 36 maps by R Beckett and R Matthews
108136	74N07-SW-0284	Crackingstone Islands area	1980	13 ddh records, probe logs (#LAO-1 to 13) Ground EM+mag surveys (INPUT conductors) Report, 11 appendices, 40 maps by D E Jiricka, Geophysical report by R B Matthews and R E Gillick (Appendix V)
107952, 107980, 108136	74N07-SW-0285	Crackingstone Islands area	1981	15 ddh records, probe logs (#LAI-1 to 12 and 14 to 16) Report, 17 maps, cross-sections by D E Jiricka. Analyses: U and others (core).
107959	74N07-SW-0298	Foster Island area	1980-81	Ground E M and magnetic survey Report, 2 maps by P Conway Elfast E M survey Report, 4 maps by R A Bossch.
107952, 107981, 108146	74N07-SW-0301	Johnston Island area	1981	Lithogeochemistry of 1979-80 core samples Report by S Earle Hydrogeochemistry of 1981 core samples Report by G Drever (drilling: files 74N07-SW-0283, 0284 and 0285)
108136	74N07-SW-0302	Elliot Bay area	1980	Interpretation of ground VLF-EM and mag survey. Report, 3 maps by W G Wahl (appendix VI to the Jiricka report in file 74N08-SW-0284)
107952, 107982, 108136	74N07-SW-0303	Johnston Island-Elliot Bay areas	1981	Elfast turam survey report, 19 maps by R W Matthews with appendices by R Bosschart and R E Gillick
108145	74N07-SW-0305	Stewart Island area	1977-78	Surface geological mapping. Report, 2 maps (1:20,000) by N Andrade (See Currie 1980 project report)
108145	74N07-SW-0307	Stewart Island area	1979-80	Project review, EM surveys (Turam, Max-Min and VLF) Project report, 19 maps by D A Currie Turam report, 2 maps by H J Bergerman"
108145	74N07-SW-0308	Mitchell Island area	1981

Fracture analysis, prospecting, sampling Geological mapping (inc: Conglomerate Island- CBS-2737) Report, map (1:5000) by B Campbell Petrography by J Payne (App II) Analyses: U Au oxides (grab samples).

108145	74N07-SW-0309	Zapfe Island area	1982	Ground VLF-EM, I.P. + resistivity surveys - Zapfe Island grid. Report, 3 maps by F McIntosh
107950, 107952, 107959, 107983, 108136, 108146, 108145, 110693	74N09-0195	Beaverlodge-Nevins-Norwest Lakes area	1965	Hydrochemical survey and maps 1 in = 1 mile (covering 74N-7, 8, 9, 10, 15, 16, 74O-5, 12, 13) - 1200 square miles
110693	74N10-0515	Griffith Bay-Powerline Creek area	1979

3 ddh records (# DD10-1 to 3): DD-10 showing on CBS-5513. Basal till sampling. Prospecting + sampling ra showings Report, 15 maps/sections by M Issigonis, Analyses: Au Ag U3O8 Cu Ni Pb Zn V (till, chip)

110693	74N10-NE-0017	Leblanc Lake area	1949-51	Geol report + work report by J MacDonald. Work report by C Campbell + J Ross. Annual reports of work from 1949-51 Assays: U3O8 (trenches)
110693	74N10-NE-0022	Taz Bay area	1967-68	Summary rpt on 1967 prospecting by A Wilmot (CBS 1151, 1153-55). 2 property rpts by E Kennedy (combined rpt on twelve Con Skeena CBS).
110693	74N10-SE-0057	Uranium City area	1949	Report on concessions by J S Ross.
110693	74N10-SE-0059	Bushell Inlet area	1949	1949 rpt by P Eckman. 3 geol maps, 1 in = 400 ft, 1000 ft. Ground scintillometer surveys. Assays: U3O8 (bulk, channel + grab samples)
110693	74N10-SE-0075	Guts Lake area	1955	20 geol maps 1 in = 100’. Crackingstone Fault area map 1 in = 100’.
110693	74N10-SE-0084	Uranium City area	1949	Rpt on geol and geiger counter survey SMITH showing by C M Bartley (later SMITTY showing 50-DD1-27) Assays: U3O8 (grab samples) Report on concession by W Millar. Geological map with showings.
110693	74N10-SE-0088	Black Bay-Jean Lake area	1951-59	Geological maps 1 in = 200 ft. Drill hole lists Company reports
110693	74N10-SE-0107	Black Bay-Jean Lake area	1950	24 ddh records: ra py hem (# R-1 to 24.) Geiger probe records 1950 report on radioactive showings, 16 maps, by G W Moore Assays: U3O8 (core, channel and grab samples).
110693	74N10-SE-0108	Black Bay-Jean Lake area	1951

56 ddh records (# R-25 to 50, 101 to 129, 201) (filed by property) Geiger probe records 1951 work report, 8 maps, by G W Moore 2 partial scintillometer surveys Assays: U3O8 (core, channel and chip samples)

110693	74N10-SE-0128	Martin Lake area	1951	Geological and radioactive occurrence maps Showings: 49-CC1-9 and 11, B-11 showing Showings: 50-CC1-46, 61, 128, 145, 148"
110693	74N10-SE-0157	Bushell Inlet area	1954	Trench plans 1 in = 20 ft Assays: U3O8 (trenches)
110693	74N10-SE-0158	Bushell Inlet are	1953	3 ddh records: ra py Geological report, map 1 in = 400 ft, by C E Dunn Progress rpt by C Campbell Trench plans Assays U3O8 (chip samples)"
110693	74N10-SE-0192	Bushell Inlet area	1951	86 ddh records (filed by showing number) (# A-19 to 67, 101 to 107, 201 to 220, BB-1 to 10). Drilling summary by P E Young 1951 work reports by G W Moore 12 detailed radioactivity maps, 1 in = 40 ft.
110693	74N10-SE-0193	Bushell Inlet area	1950	18 ddh records: ra py (# A-1 to 18) 1950 work report, 14 maps, by G W Moore Assays, radiometric: U3O8 (channel and core samples).
110693	74N10-SE-0200	Bushell Inlet-Fredette Lake area	1959	6 structure, showing and drill hole maps 1 in = 430 ft (Re-evaluation of past work by G Westner)
110693	74N10-SE-0202	Farrow Inlet-Leibel Lake area	1950-51	1950 work rpt by G Moore, 1951 work rpt by J MacDonald. Geol maps 1 in = 10, 1000 ft. Radioactive occurrences maps 1 in = 1000 ft Assay plans: U3O8 (trenches)"
110693	74N10-SW-0399	Erickson-Bushell Inlets area	1968	Ground scintillometer and geology rpt , 8 maps, by L J Nagy
108146	74N11-SE-0095	St Josephs Point area	1979

Assessment compilation, rock, soil and lake sediment surveys Ground EM & mag surveys (CBS-4930) Report, 4 maps by I S Thompson and P D Michna. Geochem report, 3 maps by R Netolitzky Assays: Ag U3O8 MoS2, Cu, Fe, (rock). Analyses: Ag, As, U3O8, Cu, Mo, Pb, Ni, Co, (sediment).